'33 Act File No. 333-153343
'40 Act File No. 811-8301

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-6

REGISTRATION UNDER THE SECURITIES ACT OF 1933
Pre-effective Amendment No. 3	☑
Post-effective Amendment No.	☐

and/or

REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940
Amendment No. 152	☑
(Check appropriate box or boxes.)

NATIONWIDE VLI SEPARATE ACCOUNT-4
(Exact Name of Registrant)

NATIONWIDE LIFE INSURANCE COMPANY
(Name of Depositor)

One Nationwide Plaza
Columbus, Ohio 43215
(Address of Depositor’s Principal Executive Offices)  (Zip Code)

Depositor’s Telephone Number, including Area Code:  (614) 249-7111

Robert W. Horner, III,
Vice President – Corporate Governance and Secretary
One Nationwide Plaza
Columbus, Ohio 43215-2220
(Name and Address of Agent for Service)

Approximate Date of Proposed Public Offering:  As soon as practicable after effectiveness of registration statement.

The Registrant hereby agrees to amend this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Nationwide MarathonSM CVUL

Corporate Owned Flexible Premium Adjustable Variable Universal Life Insurance Policies

issued by

Nationwide Life Insurance Company

through

Nationwide VLI Separate Account-4

The date of this prospectus is September 1, 2009.

PLEASE KEEP THIS PROSPECTUS FOR FUTURE REFERENCE.

Variable life insurance is complex, and this prospectus is designed to help prospective Policy Owners become as fully informed as possible in making a decision to purchase or not to purchase this variable life insurance policy.  We encourage prospective Policy Owners to take the time to understand the Policy, its potential benefits and risks, and how it might or might not benefit them .  In consultation with their financial adviser, prospective Policy Owners should use this prospectus in conjunction with the Policy and composite illustration to compare the benefits and risks of this Policy against those of other life insurance policies and alternative investment instruments.

Please read this entire prospectus and consult with a trusted financial adviser.  If Policy Owners, or prospective Policy Owners, have Policy-specific questions or need additional information, contact us.  Also, contact us for free copies of the prospectuses for the mutual funds available in the Policy.

Telephone:	1-877-351-8808
TDD: Internet	1-800-238-3035 www.nationwide.com
U.S. Mail:	Nationwide Life Insurance Company
Corporate Insurance Markets
One Nationwide Plaza (1-11-08)
Columbus, OH 43215-2220

Policy Owners and prospective Policy Owners should carefully read the Policy along with this prospectus. This prospectus is not an offering in any jurisdiction where such offering may not lawfully be made.

These securities have not been approved or disapproved by the SEC nor has the SEC passed upon the accuracy or adequacy of the prospectus.  Any representation to the contrary is a criminal offense.

This Policy is NOT: FDIC insured; a bank deposit; available in every state; or insured or endorsed by a bank or any federal government agency.
This Policy MAY decrease in value to the point of being valueless.

The purpose of the Policy is to provide corporate entities a vehicle to informally finance certain employee benefit plans.  If a prospective Policy Owner's primary need is not life insurance protection, then purchasing the Policy may not be in their best interest.  We make no claim that the Policy is in any way similar or comparable to a systematic investment plan of a mutual fund.

The Policy includes an Enhancement Benefit which is a partial return of charges upon certain surrenders.  Policies without such a benefit may have lower overall charges when compared to the policies described in this prospectus.  There are no additional charges associated with the Enhancement Benefit, but the Enhancement Benefit does result in overall charges of the Policy being slightly higher when compared to not having an Enhancement Benefit as part of the Policy.  The value of this benefit may be more than off-set by the additional charges associated with offering such a benefit.

In thinking about buying the Policy to replace existing life insurance, please carefully consider its advantages versus those of the policy to be replace, as well as any replacement costs.  As always, consult a financial adviser.

Not all terms, conditions, benefits, programs, features and investment options are available or approved for use in every state.

We offer a variety of variable universal life policies.  Despite offering substantially similar features and investment options, certain policies may have lower overall charges than others, including this Policy.  These differences in charges may be attributable to differences in sales and related expenses incurred in one distribution channel versus another.

Table of Contents
Page
In Summary: Policy Benefits	4
In Summary: Policy Risks	6
In Summary: Fee Tables	7
Policy Investment Options	13
Fixed Account
Variable Investment Options
Valuation of Accumulation Units
How Sub-Account Investment Experience is Determined
Transfers Among and Between the Policy Investment Options	15
Sub-Account Transfers
Fixed Account Transfers
Submitting a Transfer Request
The Policy	17
Generally
Policy Owner and Beneficiaries
Purchasing a Policy
Right to Cancel (Examination Right)
Premium Payments
Cash Value
Enhancement Benefit
Changing the Amount of Base Policy Insurance Coverage
The Minimum Required Death Benefit
Right of Conversion
Exchanging the Policy
Terminating the Policy
Assigning the Policy
Reports, and Illustrations
Policy Riders	24
Change of Insured Rider
Supplemental Insurance Rider
Policy and Rider Charges	25
Banded Policy Charges and How We Assign a Band to the Policy
Premium Load
Base Policy Cost of Insurance
Base Variable Account Asset Charge
Base Specified Amount Charge
Administrative Charge
Illustration Charge
Policy Rider Charges
Mutual Fund Operating Expenses
A Note on Charges
Information on Underlying Mutual Fund Payments
Policy Loans	33
Loan Amount and Interest Charged
Collateral and Interest Earned
Net Effect on Policy Loans
Repayment
Lapse	34
Grace Period
Reinstatement
Surrenders	35
Full Surrender
Partial Surrender

Table of Contents (continued)
The Death Benefit	36
Calculation of the Death Benefit
Death Benefit Options
Maximum Death Benefit
Changes in the Death Benefit Option
Incontestability
Suicide
Policy Maturity	38
Extending Coverage Beyond the Maturity Date
Payment of Policy Proceeds	39
Taxes	39
Types of Taxes
Buying the Policy
Investment Gain in the Policy
Periodic Withdrawals, Non-Periodic Withdrawals, and Loans
Surrendering the Policy; Maturity
Withholding
Exchanging the Policy for Another Life Insurance Policy
Taxation of Death Benefits
Terminal Illness
Special Considerations for Corporations
Taxes and the Value of the Policy
Business Uses of the Policy
Non-Resident Aliens and Other Persons Who are not Citizens of the United States
Tax Changes
Nationwide Life Insurance Company	44
Nationwide VLI Separate Account-4	45
Organization, Registration, and Operation
Addition, Deletion, or Substitution of Mutual Funds
Voting Rights
Compensation Paid to Insurance Agents Selling this Product
Direct Compensation
Indirect Compensation
Legal Proceedings	47
Nationwide Life Insurance Company
Nationwide Investment Services Corporation
Financial Statements	50
Appendix A: Sub-Account Information	51
Appendix B: Definitions	62
Appendix C: Blending Examples of Policy Charges	65
Appendix D: Factors Used in Calculating the Enhancement Benefit	66
Appendix E: State Variations	67

Appendix B defines certain words and phrases used in this prospectus.

In Summary: Policy Benefits

Death Benefit

The primary benefit of the Policy is life insurance coverage.  While the Policy is In Force, we will pay the Death Benefit to the Beneficiary when the Insured dies.   The purpose of the Policy is to provide corporate entities a vehicle for informally financing certain employee benefit plans (such as executive deferred compensation plans), not to provide individuals with a Death Benefit.  To fulfill this purpose, the Policy Owner designates the Beneficiary, not the Insured.

Choice of Death Benefit Options

The Policy Owner may choose one of three (3) available Death Benefit options.

Payout

The Policy Owner or the Beneficiary may choose to receive the Policy Proceeds, in a lump sum, or the Proceeds can be left on deposit with us in an interest-bearing account.

Riders

The Policy Owner may elect any of the available Riders.  Rider availability varies by state and there may be an additional charge.  Riders available:

•	Change of Insured Rider ( automatically issued at no charge); and
•	Supplemental Insurance Rider.

Consolidated Purchase and Banded Policy Charges

In most cases, a corporation purchasing this c orporate owned v ariabl e l ife i nsurance   will acquire multiple policies at the same time and may make additional multiple policy purchases from time to time .   We call each of these multiple policy purchases a Block Purchase.   We provide price breaks through a banded charge structure to pass on to the Policy Owner the benefit of the economies of scale associated with making Block Purchases .  Charges from band to band do not always decrease every single policy charge, but in the aggregate overall charges do decline in each higher band.  The "Policy and Rider Charges" section of this prospectus provides a detailed explanation of how banded charges operate.

The Policy is designed to provide certain price reductions as the size of the Consolidated Purchase grows through multiple B lock P urchases made by a Policy Owner .  The charges are divided into tiers or "bands" based on first-year premium for that B lock Purchase .  Banded charges assessed on policies within a B lock P urchase will be the same and will never change.  Band 1 is applied where aggregate first-year Premium on the B lock P urchase is between $100,000 and $249,999 with Band 2 applied where the aggregate first-year Premium is between $250,000 and under $500,000.  We will apply Band 3 on aggregate first-year Premium between $500,000 and under $1,000,000, with Band 4 applied to first-year Premium equal to or exceeding $1,000,000.

When the Policy Owner makes the initial B lock P urchase, the applicable band is determined assuming the first-year Premium on the B lock P urchase is the Code Section 7702A 7-pay test limit .   The 7-pay test assigns a maximum level premium for each of the first seven policy years.  The 7-pay limit varies based on a number of factors that include the Total Specified Amount, the age of the Insured at issue, any Substandard Ratings, and is also adjusted by any Premium exchanged into the Policy under Section 1035 of the Code.   For all subsequent B lock P urchases the charge band is assigned based on the actual first-year Premium received for all previous B lock P urchases plus the Code Section 7702A first-year Premium limit on the new B lock P urchase.

Prospective purchasers may ask their representative for illustrations showing how Premium is applied for banding purposes based on each individual policy issued in conjunction with a Consolidated Purchase.

For details on how we determine the band applied to each B lock P urchase and the amount of first-year Premium we consider in each B lock P urchase, please see "Banded Charges and How We Assign a Band to the Policy" sub-section of the "Policy and Rider Charges" section of this prospectus.   Charges that utilize a banded charge structure include:

•      Premium Load
•      Base Policy Cost of Insurance
•      Supplemental Insurance Rider Cost of Insurance
•      Base Variable Account Asset Charge
•      Supplemental Insurance Rider Asset Charge
•      Base Policy Specified Amount Charge
•      Supplemental Insurance Rider Specified Amount Charge

Charges that do not utilize a banded charge structure include:

•      Illustration Charge
•      Per Policy Charge

A registered representative can provide illustrations demonstrating the differences in policy charges assuming varying Consolidated Purchase scenarios. Policy Owner's should consider the amount of their Consolidated Purchases carefully, as this will impact the charges assessed on the Policy and other policies issued to the same Policy Owner .  Specifically, a larger purchase may place the Policy into band with more favorable charges.  Once a Policy has been issued with its assigned band, it will apply for the life of the Policy.    Policy Owner's should also consider how to allocate any amounts to the Supplemental Insurance Rider, as that will affect the total compensation paid and charges assessed on the Policy.

Coverage Flexibility

Subject to conditions, the Policy Owner may choose to:

•	change the Death Benefit option;

•	increase or decrease the Base Specified Amount and Rider Specified Amount;

•	change the B eneficiar y ; and

•	change who owns the Policy.

Access to Cash Value

Subject to conditions, the Policy Owner may:

•	Take a policy loan of no more than 90% of the Cash Value. The minimum loan amount is $500.

•	Take a partial surrender of at least $500.

•	Surrender the Policy for its Cash Surrender Value at any time while the Insured is alive. The Cash Surrender Value will be the Cash Value, less any Indebtedness, plus any Enhancement Benefit.

Premium Flexibility

The Policy Owner will select a Premium payment schedule (monthly, quarterly, semi-annual, or annual) for the Policy at the time of application .   In general it is expected that Premium payments will be made according to the elected schedule. However, w ithin limits, the Policy Owner may vary the frequency and amount of Premium payments, and might even be able to skip making a Premium payment .   The Policy will continue to remain In Force as long as the Cash Value is sufficient to pay the policy charges, including any Rider charges.  If the Cash Value is not sufficient to pay the policy charges, the payment of additional Premium will be required to prevent the Policy from lapsing.

Investment Options

The Policy Owner may choose to allocate Net Premiums to the fixed account, subject to certain conditions, or to one or more Sub-Accounts.

The fixed account will earn interest daily at an annual effective rate of at least 2%.

The variable investment options offered under the Policy are mutual funds designed to be the underlying investment options of variable insurance products.  Nationwide VLI Separate Account-4 contains one Sub-Account for each of the mutual funds offered in the Policy.  The value of that portion of the Cash Value invested in the Sub-Accounts will depend on the Investment Experience of the Sub-Accounts  choose.

Transfers Between and Among Investment Options

The Policy Owner may transfer Cash Value between the fixed account and the variable investment options, subject to certain conditions.   Policy Owner may transfer among the Sub-Accounts within limits.  We have implemented procedures intended to reduce the potentially detrimental impact that disruptive trading has on Sub-Account Investment Experience.

Taxes

Unless the Policy Owner make s a withdrawal, generally, they will not be taxed on any earnings of the Policy.  This is known as tax deferral.  Also, the Beneficiary generally will not have to include the Death Benefit as taxable income.  Estate taxes will apply if the Policy is transferred to an individual.

Assignment

The Policy Owner may assign the Policy as collateral for a loan or another obligation while the Insured is alive.

Examination Right

For a limited time, the Policy Owner may cancel the Policy and receive a refund.  When the Policy Owner cancel s the Policy during the examination right the amount we refund will be Cash Value or, in certain states, the greater of the initial Premium payment or the Policy's Cash Value.  If the Policy is canceled, we will treat the Policy as if it was never issued.   Cancelling policies during the examination right period may lower the Premium band for a particular Block Purchase and result in increased charges for the remaining policies within that Block Purchase.  Refer to the "Right to Cancel (Examination Right)" sub-section of "The Policy" section of this prospectus for more information.

In Summary: Policy Risks

Improper Use

Variable universal life insurance is not suitable as an investment vehicle for short-term savings.  It is designed for long-term financial planning.   Policy Owners will incur fees at the time of purchase that may more than offset any favorable Investment Experience.   If it is expected that access to the Policy's Cash Value will be needed in the near future, the Policy should not be purchased.

Unfavorable Investment Experience

The Sub-Accounts to which the Policy Owner choose s to allocate Net Premium may not generate a sufficient return to keep the Policy from Lapsing.  Poor Investment Experience could cause the Cash Value of the Policy to decrease, which could result in a Lapse of insurance coverage.

Effect of Partial Surrenders and Policy Loans on Investment Experience

Partial surrenders or policy loans may accelerate a Lapse.  A partial surrender will reduce the amount of Cash Value allocated among the chosen Sub-Accounts and the fixed account, too, if there is insufficient cash value in the Sub-Accounts.  Thus, the remainder of the Policy's Cash Value would have to generate enough positive Investment Experience to cover policy and Sub-Account charges to keep the Policy In Force (at least until the Policy Owner repay s the policy loan or make s another Premium payment).   Partial surrenders will also decrease the Death Benefit and Total Specified Amount.  Policy loans do not participate in positive Investment Experience; therefore loans may increase the risk of Lapse or the need to make additional Premium payments to keep the Policy In Force.  The Policy does have a Grace Period and the opportunity to reinstate insurance coverage.  Under certain circumstances, however, the Policy could terminate without value and insurance coverage would cease.

Reduction of the Death Benefit

A partial surrender may decrease the Policy’s Death Benefit, depending on how the Death Benefit relates to the Policy’s Cash Value and whether the partial surrender qualifies as "Preferred."

Adverse Tax Consequences

Existing federal tax laws that benefit this Policy may change at any time.  These changes could alter the favorable federal income tax treatment the Policy enjoys, such as the deferral of taxation on the gains in the Policy's Cash Value and the exclusion from taxable income of the Proceeds we pay to the Policy's Beneficiary.  Partial and full surrenders from the Policy may be subject to taxes.  The income tax treatment of the surrender of Cash Value is different in the event the Policy is treated as a modified endowment contract under the Code.  Generally, tax treatment of modified endowment contracts will be less favorable when compared to having the Policy treated as a life insurance contract that is not a modified endowment contract.  For example, distributions and loans from modified endowment contracts may currently be taxed as ordinary income not a return of investment.  For more detailed information concerning the tax consequences of this Policy please see the "Taxes" provision. For detailed information regarding tax treatment of modified endowment contracts, please see the "Periodic Withdrawals, Non-Periodic Withdrawals and Loans" section of the "Taxes" provision. Consult a qualified tax adviser on all tax matters involving the Policy.

Fixed Account Transfer Restrictions and Limitations

In addition to allocating Net Premium to one or more of the Sub-Accounts described above, the Policy Owner may direct part of the Net Premium into the fixed account.

Transfers to the fixed account.   Policy Owners may transfer amounts between the fixed account and the Sub-Accounts, subject to limits, without penalty or adjustment.  Except as outlined in the "Right of Conversion" section of "The Policy" provision, we reserve the right to limit the allocations to the fixed account to no more than 25% of the Cash Value.

Transfers from the fixed account.  We reserve the right to limit Policy Owners to one transfer from the fixed account to the Sub-Accounts during any ninety (90) day period.  We reserve the right to limit the amount that a Policy Owner may transfer during a policy year to the greater of:  (a) 15% of that portion of the Cash Value attributable to the fixed account at the end of the prior policy year, and (b) 120% of the amount transferred from the fixed account during the preceding policy year.

Sub-Account Limitations

Frequent trading among the Sub-Accounts may dilute the value of Accumulation Units, cause the Sub-Account to incur higher transaction costs, and interfere with the Sub-Accounts' ability to pursue their stated investment objectives.  This could result in lower Investment Experience and Cash Value.  We have instituted procedures to minimize disruptive transfers.  While we expect these procedures to reduce the adverse effect of disruptive transfers, we cannot ensure that we have eliminated these risks.

Sub-Account Investment Risk

A comprehensive discussion of the risks of the mutual funds held by each Sub-Account may be found in each mutual fund's prospectus.  Read each mutual fund's prospectus before investing.   Free copies of each mutual fund's prospectus may be obtained by contacting us at the address or phone number stated on page 1 of this prospectus.

In Summary: Fee Tables

The following tables describe the fees and expenses that the Policy Owner will pay when buying, owning, and surrendering from the Policy.  The fees will be deducted from each Policy.  The fees may vary based on the Band assigned to the Policy.  Fees in this table may be rounded up to the nearest one-hundredth decimal place.  The first table describes the fees and expenses that will be assessed at the time that Premium is applied to the Policy.

Transaction Fees
Charge	When Charge is Deducted	Charge Deducted from the Policy Based on Assigned Band(1)
		Band 1 $100,000 - $249,999	Band 2 $250,000 - $499,999	Band 3 $500,000 - $999,999	Band 4 ≥ $1,000,000
Premium Load(2) Target Premium Load	Upon making a Premium payment (applied to all Premiums received)
Maximum		10% of Target Premium received	10% of Target Premium received	10% of Target Premium received	10% of Target Premium received
Current Excess Premium Load		9% of Target Premium received	5% of Target Premium received	5% of Target Premium received	5% of Target Premium received
Maximum		10% of Excess Premium received	10% of Excess Premium received	10% of Excess Premium received	10% of Excess Premium received
Current		5% of Excess Premium received	3% of Excess Premium received	3% of Excess Premium received	3% of Excess Premium received
Illustration Charge(3)	Upon requesting an illustration
Maximum		$25	$25	$25	$25

The next table describes the fees and expenses that the Policy Owner will pay periodically during the time they own the Policy, not including mutual fund operating expenses.  Unless otherwise specified, all charges are deducted proportionally from the Sub-Accounts and the fixed account.

Periodic Charges Other Than Mutual Fund Operating Expenses
Charge	When Charge is Deducted	Charge Deducted from the Policy Based on Assigned Band
		Band 1 $100,000 – $249,999	Band 2 $250,000 - $499,999	Band 3 $500,000 – $999,999	Band 4 ≥ $1,000,000
Base Policy Cost of Insurance(4)	Monthly
Maximum		$83.34 per $1,000 of Net Amount At Risk	$83.34 per $1,000 of Net Amount At Risk	$83.34 per $1,000 of Net Amount At Risk	$83.34 per $1,000 of Net Amount At Risk
Minimum		$0.03 per $1,000 of Net Amount At Risk	$0.03 per $1,000 of Net Amount At Risk	$0.03 per $1,000 of Net Amount At Risk	$0.03 per $1,000 of Net Amount At Risk
Representative: an individual Issue Age 45, non-tobacco, in the tenth policy year, Death Benefit option 1, issued on a short-form, non-medical basis. (5)		$0.37 per $1,000 of Net Amount At Risk	$0.30 per $1,000 of Net Amount At Risk	$0.28 per $1,000 of Net Amount At Risk	$0.32 per $1,000 of Net Amount At Risk

Periodic Charges Other Than Mutual Fund Operating Expenses (Continued)
Charge	When Charge is Deducted	Charge Deducted from the Policy Based on Assigned Band
		Band 1 $100,000 – $249,999	Band 2 $250,000 - $499,999	Band 3 $500,000 – $999,999	Band 4 ≥ $1,000,000
Supplemental Insurance Rider Cost of Insurance(6)	Monthly
Maximum		$83.34 per $1,000 of Rider Net Amount at Risk	$83.34 per $1,000 of Rider Net Amount at Risk	$83.34 per $1,000 of Rider Net Amount at Risk	$83.34 per $1,000 of Rider Net Amount at Risk
Minimum		$0.02 per $1,000 of Rider Net Amount at Risk	$0.02 per $1,000 of Rider Net Amount at Risk	$0.02 per $1,000 of Rider Net Amount at Risk	$0.02 per $1,000 of Rider Net Amount at Risk
Representative: an individual Issue Age 45, non-tobacco, in the tenth policy year, Death Benefit Option 1, issued on a short-form, non-medical basis. (5)		$0.34 per $1,000 of Rider Net Amount At Risk	$0.18 per $1,000 of Rider Net Amount At Risk	$0.19 per $1,000 of Rider Net Amount At Risk	$0.22 per $1,000 of Rider Net Amount At Risk
Flat Extra(7) Maximum		$2.08 per $1,000 of Net Amount At Risk for each Flat Extra assessed	$2.08 per $1,000 of Net Amount At Risk for each Flat Extra assessed	$2.08 per $1,000 of Net Amount At Risk for each Flat Extra assessed	$2.08 per $1,000 of Net Amount At Risk for each Flat Extra assessed
Base Variable Account Asset Charge(8)	Monthly
Maximum		0.08% of Variable Sub-Account Value	0.08% of Variable Sub-Account Value	0.08% of Variable Sub-Account Value	0.08% of Variable Sub-Account Value
Current		0.05% of Variable Sub-Account Value	0.03% of Variable Sub-Account Value	0.03% of Variable Sub-Account Value	0.03% of Variable Sub-Account Value

Periodic Charges Other Than Mutual Fund Operating Expenses (Continued)
Charge	When Charge is Deducted	Charge Deducted from the Policy Based on Assigned Band
		Band 1 $100,000 – $249,999	Band 2 $250,000 - $499,999	Band 3 $500,000 – $999,999	Band 4 ≥ $1,000,000
Supplemental Insurance Rider Variable Account Asset Charge(8)	Monthly
Maximum	0.08% of Variable Sub-Account Value		0.08% of Variable Sub-Account Value	0.08% of Variable Sub-Account Value	0.08% of Variable Sub-Account Value
Current	0.05% of Variable Sub-Account Value		0.03% of Variable Sub-Account Value	0.03% of Variable Sub-Account Value	0.03% of Variable Sub-Account Value
Base Specified Amount Charge(9)	Monthly
Maximum		$0.40 per $1,000 of Base Specified Amount	$0.40 per $1,000 of Base Specified Amount	$0.40 per $1,000 of Base Specified Amount	$0.40 per $1,000 of Base Specified Amount
Current		$0.08 per $1,000 of Base Specified Amount	$0.07 per $1,000 of Base Specified Amount	$0.07 per $1,000 of Base Specified Amount	$0.07 per $1,000 of Base Specified Amount
Supplemental Insurance Rider Specified Amount Charge(10)	Monthly
Maximum		$0. 40 per $1,000 of Rider Specified Amount	$0. 40 per $1,000 of Rider Specified Amount	$0. 40 per $1,000 of Rider Specified Amount	$0. 40 per $1,000 of Rider Specified Amount
Current		$0.04 per $1,000 of Rider Specified Amount	$0.03 per $1,000 of Rider Specified Amount	$0.03 per $1,000 of Rider Specified Amount	$0.03 per $1,000 of Rider Specified Amount

Periodic Charges Other Than Mutual Fund Operating Expenses (Continued)
Administrative Charge	Monthly
Maximum		$10 per Policy
Current		$5 per Policy
Policy Loan Interest Charge (1 1 )	Annually, or on an increase or repayment of the loan
Maximum		3.50% of Indebtedness
Current		2.80% of Indebtedness

Representative costs may vary from the cost a particular Policy Owner would incur.  Ask for an illustration for information on the costs applicable to a particular Policy.

The next item shows the minimum and maximum total operating expenses, as of December 31, 2008, charged by the underlying mutual funds that Policy Owners may pay periodically during the time that they own the Policy.  More detail concerning each mutual fund's fees and expenses is contained in the mutual fund's prospectus.  Please contact us, at the telephone numbers or address on the first page of this prospectus, for free copies of the prospectuses for the mutual funds available under the Policy.

Total Annual Mutual Fund Operating Expenses
Total Annual Mutual Fund Operating Expenses (expenses that are deducted from the mutual fund assets, including management fees, distribution (12b-1) fees, and other expenses)	Minimum 0.53%	Maximum 1.60%

(1) The Policy will be assigned a charge band based on aggregate first-year Premium for the Policy and any other policies purchased by the same Policy Owner .  For details on how the charge band is assigned and how we calculate aggregate first-year Premium, see the "Banded Charges and How We Assign a Band to the Policy" sub-section of the "Policy and Rider Charges" section of this prospectus.

(2) The Premium Load will vary according to the amount of annual Target Premium and Excess Premium and the applicable band . The maximum Premium Load in the table reflects the maximum that may be charged each policy year.  Currently, the Premium Load is assessed on Premiums paid in all policy years. The ultimate Premium Load assessed depends whether Premium paid is Target Premium or Excess Premium.

(3) The Illustration Charge is only charged for illustration of In Force policies where the number of requested illustrations exceeds ten in any twelve month period.  The Policy Owner will be expected to pay the Illustration Charge by check at the time of the request.  This charge will not be deducted from the Policy’s Cash Value.

(4) The Base Policy Cost of Insurance Charge varies according to the Insured’s age, sex classification ( male/female or unisex ), tobacco use, Substandard Ratings, underwriting class, the number of years from the Policy Date , or effective date of a Base Specified Amount increase , the Base Specified Amount , and the applicable band .  The Cost of Insurance Charge for coverage under the Supplemental Insurance Rider is different. The maximum charge assumes: the Policy is issued on a unisex basis ; Issue Age 79; policy year 35; non-tobacco; and non-medical underwriting.  Other sets of assumptions may also produce the maximum charge.  The minimum charge assumes: For $100,000 to $249,999 premium band, the Policy is issued on a unisex basis ; Issue Age 27; policy year 1; non-tobacco; and non-medical underwriting. For $250,000 to $499,999 premium band, the Policy is issued on a unisex basis ; Issue Age 26; policy year 1; non-tobacco; and non-medical underwriting. For $500,000 to $999,999 premium band, the Policy is issued on a unisex basis ; Issue Age 24; policy year 1; non-tobacco; and non-medical underwriting. For ≥ $1,000,000 premium band, the Policy is issued on a unisex basis ; Issue Age 22; policy year 1; non-tobacco; and non-medical underwriting. Other sets of assumptions may also produce the minimum charge. The charges shown may not be representative of the charges that a particular Policy Owner may pay.  For a detailed description of the Cost of Insurance Charge see the "Base Policy Cost of Insurance" section of this prospectus.

(5) The representative number shows a higher charge in band 4, which is the charge assessed in policy year 10.  There are other policy years where the charge in band 4 is lower.  While generally overall charges over multiple policy years in band 4 will be lower, whether band 4 will yield lower overall charges depends on the amount of the Net Amount At Risk during each policy year and the duration the Policy is held.

(6) The Supplemental Insurance Rider Cost of Insurance Charge will only be assessed if the Policy Owner purchase s this optional rider. The Rider   Cost of Insurance Charge varies according to the Insured’s age, sex classification (male/female or unisex), tobacco use, Substandard Ratings, underwriting class, the number of years from the Rider effective date, (or effective date of a Rider Specified Amount increase), the Rider Specified Amount, and the applicable band.   The maximum charge assumes: the Policy is issued on a unisex basis Issue Age 79; policy year 35; non-tobacco;

and non-medical underwriting.  Other sets of assumptions may also produce the maximum charge.  The minimum charge assumes: For $100,000 to $249,999 premium band, the Policy is issued on a unisex basis ; Issue Age 27; policy year 1; non-tobacco; and non-medical underwriting. For $250,000 to $499,999 premium band, the Policy is issued on a unisex basis ; Issue Age 26; policy year 1; non-tobacco; and non-medical underwriting. For $500,000 to $999,999 premium band, the Policy is issued on a unisex basis ; Issue Age 24; policy year 1; non-tobacco; and non-medical underwriting. For  ≥ $1,000,000 premium band, the Policy is issued on a unisex basis ; Issue Age 22; policy year 1; non-tobacco; and non-medical underwriting. Other sets of assumptions may also produce the minimum charge. The charges shown may not be representative of the charges that a particular Policy Owner may pay.  For a detailed description of the Supplemental Insurance Rider Cost of Insurance see the " Policy Rider Charges " sub- section of the "Policy and Rider Charges" section of this prospectus.

(7) The Flat Extra is an added component to the calculation of the Base Policy Cost of Insurance and Rider Cost of Insurance.  It is only applied if certain factors result in the Insured having a Substandard Rating.  For details, see the "Base Policy Cost of Insurance" sub-section of the "Policy and Rider Charges" section of this prospectus.

(8) The Variable Account Asset Charge and the Supplemental Insurance Rider Variable Account Asset Charge are assessed by us based on assets allocated to the Variable Account (not from the Fixed Account) , and the applicable band.  These charges are in addition to any charges assessed by the mutual funds underlying the Sub-Accounts.  The maximum and minimum charges are the same in all years and in all bands for the Base Variable Account Asset Charge and the Supplemental Insurance Rider Variable Account Asset Charge. The maximum guaranteed annual rate for each charge is 0.90% and the maximum guaranteed un-rounded monthly charge is 0.0 075%. Values in the table are listed at the monthly rate. Maximum guaranteed annual and monthly rates are also shown on the Policy Data Pages. The Variable Account Asset Charges currently decline by policy duration.  The current charges shown here are the highest amounts we currently apply.  For more information, see the "Base Variable Account Asset Charge" and "Rider Variable Account Asset Charge" sub- section s of the "Policy and Rider Charges" section of this prospectus.

 (9) The Base Specified Amount Charge is only assessed on the Base Specified Amount. A different charge will be applied for any Rider Specified Amount under the Supplemental Insurance Rider. The current and maximum charges vary by premium band only . For a more detailed description of the charge, including a complete schedule of charges, see the "Base Specified Amount Charge" sub- section of the "Policy and Rider Charges" section of this prospectus.

(10) The Supplemental Insurance Rider Specified Amount Charge is only assessed on the Rider Specified Amount. A different charge will be applied for any Base Specified Amount under the Policy. The current and maximum charges vary by premium band only . For a more detailed description of the charge, including a complete schedule of charges and an example of how the Rider Specified Amount Charge is blended with the Base Specified Amount Charge, see the "Rider Specified Amount Charge" sub- section of the "Policy and Rider Charges" section of this prospectus.

(1 1 ) For more information, see the "Net Effect of Policy Loans" sub- section of the "Policy Loans" section of this prospectus.

Policy Investment Options

The Policy Owner designate s how Net Premium payments are allocated among the Sub-Accounts and/or the fixed account.  Allocation instructions must be in whole percentages and must be at least one percent (1%) and the sum of the allocations must equal 100%.

Fixed Account

Net Premium that allocate d to the fixed investment option is held in the fixed account, which is part of our general account.  Except as provided in the "Right of Conversion" section of "The Policy" provision, we reserve the right to limit allocations to the fixed account to no more than 25% of the Policy’s Cash Value.

The general account is not subject to the same laws as the separate account and the SEC has not reviewed the disclosures in this prospectus relating to the fixed account.

The general account contains all of our assets other than those in the separate accounts and funds the fixed account.  These assets are subject to our general liabilities from business operations and are used to support our insurance and annuity obligations.  We bear the full investment risk for all amounts allocated to the fixed account.  The amounts allocate d to the fixed account will not share in the investment performance of our general account.  Rather, the investment income earn ed on  allocations to the fixed account will be based on varying interest crediting rates that we set.

We guarantee that the amounts allocate d to the fixed account will be credited interest daily at a net effective annual interest rate of no less than the guaranteed minimum interest crediting rate of 2%.  Interest crediting rates are set at the beginning of each calendar month, but are subject to change at any time, in our sole discretion.  Premiums applied to the Policy at different times may receive different interest crediting rates.  We will credit any interest in excess of the guaranteed minimum interest crediting rate at our sole discretion.   The Policy Owner assume s the risk that the actual interest crediting rate may not exceed the guaranteed minimum interest crediting rate.  Interest that we credit to the fixed account may be insufficient to pay the Policy’s charges.

Variable Investment Options

The variable investment options available under the Policy are Sub-Accounts that correspond to mutual funds that are registered with the SEC.  The mutual funds' registration with the SEC does not involve the SEC's supervision of the management or investment practices or policies of the mutual funds.  The mutual funds listed are designed primarily as investments for variable annuity contracts and variable life insurance policies issued by insurance companies.

Underlying mutual funds in the variable account are NOT publicly traded mutual funds.  They are only available as investment options in variable life insurance policies or variable annuity contracts issued by life insurance companies, or in some cases, through participation in certain qualified pension or retirement plans.

The investment advisers of the underlying mutual funds may manage publicly traded mutual funds with similar names and investment objectives.  However, the underlying mutual funds are NOT directly related to any publicly traded mutual fund.   Policy Owner s should not compare the performance of a publicly traded fund with the performance of underlying mutual funds participating in the separate account.  The performance of the underlying mutual funds could differ substantially from that of any publicly traded funds.

The particular underlying mutual funds available under the Policy may change from time to time.  Specifically, underlying mutual funds or underlying mutual fund share classes that are currently available may be removed or closed off to future investment.  New underlying mutual funds or new share classes of currently available underlying mutual funds may be added.   Policy Owner s will receive notice of any such changes that affect their contract.  Additionally, not all of the underlying mutual funds are available in every state.

In the future, additional underlying mutual funds managed by certain financial institutions, brokerage firms or their affiliates may be added to the separate account.  These additional underlying mutual funds may be offered exclusively to purchasing customers of the particular financial institution or brokerage firm, or through other exclusive distribution arrangements.

Each Sub-Account’s assets are held separately from the assets of the other Sub-Accounts, and each Sub-Account portfolio has investment objectives and policies that are different from those of the other Sub-Accounts.  The result is that each Sub-Account operates independently of the other Sub-Accounts so the income or losses of one Sub-Account will not affect the Investment Experience of any other Sub-Account.

The Sub-Accounts available through this Policy invest in underlying mutual funds of the companies listed below.  For a complete list of the available Sub-Accounts see "Appendix A: Sub-Account Information".  Appendix A contains additional information about each of the available Sub-Accounts, including its investment objective, adviser and sub-adviser if applicable.  For more information on the underlying mutual funds, please refer to the prospectuses for the mutual funds.

AIM Variable Insurance Funds
AllianceBernstein Variable Products Series Fund, Inc.
American Century Variable Portfolios, Inc.
BlackRock Variable Series Funds, Inc.
Dreyfus Investment Portfolios
Dreyfus Variable Investment Fund
DWS Variable Series II
Federated Insurance Series
Fidelity Variable Insurance Products Fund
Franklin Templeton Variable Insurance Products Trust
Ivy Funds Variable Insurance Portfolios, Inc.
Janus Aspen Series
Legg Mason Partners Variable Equity Trust
Lincoln Variable Insurance Products Trust
Lord Abbett Series Fund, Inc.
M Fund, Inc.
MFS® Variable Insurance Trust
Nationwide Variable Insurance Trust
Neuberger Berman Advisers Management Trust
Oppenheimer Variable Account Funds
PIMCO Variable Insurance Trust
Pioneer Variable Contracts Trust
Putnam Variable Trust
Royce Capital Fund
T. Rowe Price Equity Series, Inc.
The Universal Institutional Funds, Inc.
Van Eck Worldwide Insurance Trust
Wells Fargo Advantage Funds® Variable Trust

Valuation of Accumulation Units

We account for the value of the Policy Owner's interest in the Sub-Accounts by using Accumulation Units.  The number of Accumulation Units associated with a given Premium allocation is determined by dividing the dollar amount of Net Premium allocated to the Sub-Account by the Accumulation Unit value for the Sub-Account, which is determined at the end of the Valuation Period that the allocation was received.  The value of each Accumulation Unit varies daily based on the Investment Experience of the mutual fund in which the Sub-Account invests.

On each day that the New York Stock Exchange ("NYSE") is open, each of the mutual funds in which the Sub-Accounts invest will determine its Net Asset Value ("NAV") per share.  We use each mutual fund's NAV to calculate the daily Accumulation Unit value for the corresponding Sub-Account.  Note, however, that the Accumulation Unit value will not equal the mutual fund's NAV.  This daily Accumulation Unit valuation process is referred to as "pricing" the Accumulation Units.

We will price Accumulation Units on any day that the NYSE is open for business.  Any transaction that submit ted on a day when the NYSE is closed will not be priced until the next day that the NYSE is open for business.  Accordingly, we will not price Accumulation Units on these recognized holidays:

●New Year's Day	●Independence Day
●Martin Luther King, Jr. Day	●Labor Day
●Presidents’ Day	●Thanksgiving
●Good Friday	●Christmas
●Memorial Day

In addition, we will not price Accumulation Units if:

(1)	trading on the NYSE is restricted;

(2)	an emergency exists making disposal or valuation of securities held in the separate account impracticable; or

(3)	the SEC, by order, permits a suspension or postponement for the protection of security holders.

SEC rules and regulations govern when the conditions described items (2) and (3) exist.

Any transactions that we receive after the close of the NYSE will be priced as of the next Valuation Period that the NYSE is open.

How Sub-Account Investment Experience is Determined

A Policy Owner's Variable Account value is based upon their allocations in the Sub-Account's. Sub-Account allocations are accounted for in Accumulation Units.   A Policy Owner's interest in the Sub-Accounts is represented by the number of Accumulation Units they own.  Initially, we set the Accumulation Unit value at $10 for each Sub-Account.   The reafter, the daily value of Accumulation Units in a Sub-Account will vary depending on the Investment Experience of the underlying mutual fund in which the Sub-Account invests.  We account for these performance fluctuations by using a "net investment factor," as described below, in our daily Sub-Account valuation calculations.  Changes in the net investment factor may not be directly proportional to changes in the NAV of the mutual fund shares.

We determine the net investment factor for each Sub-Account on each Valuation Period by dividing (a) by (b), where:

(a) is the sum of:

•	the NAV per share of the mutual fund held in the Sub-Account as of the end of the current Valuation Period; and

•	the per share amount of any dividend or income distributions made by the mutual fund (if the date of the dividend or income distribution occurs during the current Valuation Period); plus or minus
•
a per share charge or credit for any taxes reserved for as a result of the Sub-Account's investment operations if changes to the law result in a modification to the tax treatment of the separate account; and

(b)	is the NAV per share of the mutual fund determined as of the end of the immediately preceding Valuation Period.

At the end of each Valuation Period, we determine the Sub-Account's Accumulation Unit value.  The Accumulation Unit value for any Valuation Period is determined by multiplying the Accumulation Unit value as of the prior Valuation Period by the net investment factor for the Sub-Account for the current Valuation Period.

Transfers Among and Between the Policy Investment Options

Sub-Account Transfers

Policy Owner s may request transfers to or from the Sub-Accounts once per valuation day, subject to the terms and conditions described in this prospectus and the prospectus of the underlying mutual funds.

Neither the policies nor the mutual funds are designed to support active trading strategies that require frequent movement between or among Sub-Accounts (sometimes referred to as "market-timing" or "short-term trading").  If a Policy Owner intend s to use an active trading strategy, they should consult their registered representative and request information on other Nationwide policies that offer mutual funds that are designed specifically to support active trading strategies.

We discourage (and will take action to deter) short-term trading in this Policy because the frequent movement between or among Sub-Accounts may negatively impact other investors in the Policy.  Short-term trading can result in:

•	the dilution of the value of the investors' interests in the mutual fund;

•
mutual fund managers taking actions that negatively impact performance (i.e., keeping a larger portion of the mutual fund assets in cash or liquidating investments prematurely in order to support redemption requests); and/or

•	increased administrative costs due to frequent purchases and redemptions.

To protect investors in this Policy from the negative impact of these practices, we have implemented, or reserve the right to implement, several processes and/or restrictions aimed at eliminating the negative impact of active trading strategies.  We cannot guarantee that our attempts to deter active trading strategies will be successful.  If active trading strategies are not successfully deterred by our actions, the performance of Sub-Accounts that are actively traded will be adversely impacted. Policy Owner s remaining in the affected Sub-Account will bear any resulting increased costs.

U.S. Mail Restrictions .  For policies owned by a corporation or another legal entity, we monitor transfer activity for potentially harmful investment practices.  Our procedures include the review of individual policies and aggregate entity-level transfers.  It is our intention to protect the interests of all Policy Owner s.  It is possible, however, for some harmful trading to go on undetected by us.  We monitor aggregate trades among the Sub-Accounts for all policies within a Consolidated Purchase for frequency, pattern, and size.  If two or more transfer events are submitted within a 30-day period, we may impose conditions on a Policy Owner's ability to submit trades.  These restrictions include revoking the privilege to make trades by any means other than written communication submitted via U.S. mail for a 12-month period.

Other Restrictions.  We reserve the right to refuse, restrict or limit transfer requests, or take any other action we deem necessary, in order to protect Policy Owner s and B eneficiaries   from the negative investment results that may result from short-term trading or other harmful investment practices employed by some Policy Owner s (or third parties acting on their behalf).

In particular, trading strategies designed to avoid or take advantage of Nationwide's monitoring procedures (and other measures aimed at curbing harmful trading practices) that are nevertheless determined by us to constitute harmful trading practices, may be restricted.

In addition, we may add new underlying mutual funds, or new share classes of currently available underlying mutual funds, that assess short-term trading fees.  In the case of new share class additions, a Policy Owner's subsequent allocations may be limited to that new share class.  Short-term trading fees are a charge assessed by an underlying mutual fund when a Policy Owner transfer s out of a Sub-Account before the end of a stated period.  These fees will only apply to Sub-Accounts corresponding to underlying mutual funds that impose such a charge.  The underlying mutual fund intends short-term trading fees to compensate the fund and its shareholders for the negative impact on fund performance that may result from disruptive trading practices, including frequent trading and short-term trading (market timing) strategies.  The fees are not intended to adversely impact Policy Owner s not engaged in such strategies.  The separate account will collect the short-term trading fees at the time of the transfer by reducing the Policy Owner ’s Sub-Account value.  We will remit all such fees to the underlying mutual fund.

Any restrictions that we implement will be applied consistently and uniformly.  In the event a restriction we impose results in a transfer request being rejected, we will notify the Policy Owner that their transfer request has been rejected.  If a short-term trading fee is assessed on r transfer, we will provide the Policy Owner a confirmation of the amount of the fee assessed.

Underlying Mutual Fund Restrictions and Prohibitions.  Pursuant to regulations adopted by the SEC, we are required to enter into written agreements with the underlying mutual funds which allow the underlying mutual funds to:

(1)	request the taxpayer identification number, international taxpayer identification number, or other government issued identifier of any of our Policy Owner s;

(2)	request the amounts and dates of any purchase, redemption, transfer or exchange request ("transaction information"); and

(3)
instruct us to restrict or prohibit further purchases or exchanges by Policy Owner s that violate policies established by the underlying mutual fund (whose policies may be more restrictive than our policies).

We are required to provide such transaction information to the underlying mutual funds upon their request.  In addition, we are required to restrict or prohibit further purchases or exchange requests upon instruction from the underlying mutual fund.

We and any affected Policy Owner may not have advance notice of such instructions from an underlying mutual fund to restrict or prohibit further purchases or exchange requests.  If an underlying mutual fund refuses to accept a purchase or exchange request submitted by us, we will keep any affected Policy Owner in their current underlying mutual fund allocation.

Fixed Account Transfers

Prior to the Policy’s Maturity Date, the Policy Owner may make transfers involving the fixed account subject to the limits below, without penalty or adjustment.  These transfers will be in dollars.  We reserve the right to limit the frequency of transfers involving the fixed account.

Transfers to the Fixed Account.  Except as provided in the "Exchanging the Policy" section later in this prospectus for transfers to the fixed account, we reserve the right to refuse any transfer to the fixed account if after such transfer, the fixed account would comprise more than 25% of the Policy’s Cash Value.

Transfers from the Fixed Account.  On transfers from the fixed account, we reserve the right to limit: (1) the amount the Policy Owner can transfer from the fixed account to the Sub-Account(s) to the greater of: (a) 15% of that portion of the Cash Value attributable to the fixed account as of the end of the previous policy year; or (b) 120% of the amount transferred from the fixed account during the previous policy year; and (2) the number of transfers to one during any ninety day period.

Any restrictions that we implement will be applied consistently and uniformly.

Submitting a Transfer Request

Policy Owners can submit transfer requests in writing to our Home Office via first class U.S. Mail.   We may also allow them to use other methods of communication that we deem acceptable , such as fax, or computer data feed .   Our contact information is on the first page of this prospectus.  We will use reasonable procedures to confirm that transfer instructions are genuine and will not be liable for following instructions that we reasonably determine to be genuine.

When we receive a transfer request we will process it at the end of the current Valuation Period.  This is when the Accumulation Unit value will be next determined.  For more information regarding valuation of Accumulation Units, see the "Valuation of Accumulation Units" section under the "Policy Investment Options" provision.

In addition, any computer system can experience slowdowns or outages that could delay or prevent our ability to process transfer request s .  Although we have taken precautions to help our systems handle heavy usage, we cannot promise complete reliability under all circumstances.  If a Policy Owner is experiencing problems, please make transfer request s in writing.

In instances of disruptive trading that we may determine, or may have already determined to be harmful to other Policy Owner s, we will, through the use of appropriate means available to us, attempt to curtail or limit the disruptive trading.  If a Policy Owner's trading activities, or those of a third party acting on their behalf, constitute disruptive trading, we will not limit that Policy Owner's ability to initiate the trades as provided in the Policy; however, we may limit their means for making a transfer or take other action we deem necessary to protect the interests of those investing in the affected Sub-Accounts.  Please see "Sub-Account Transfers" earlier in this prospectus.

The Policy

Generally

The Policy is a legal contract.  It will comprise and be evidenced by: a written contract; any Riders; any endorsements; the Policy Data Page(s); and the application, including any supplemental application.   This prospectus discloses material information about the Policy.  In addition to the terms and conditions of the Policy, Policy Owner rights are governed by this prospectus and protected by federal securities laws and regulations.   The benefits described in the Policy and this prospectus, including any optional Riders or modifications in coverage, may be subject to our underwriting and approval.  We will consider the statements ma d e in the application as representations, and we will rely on them as being true and complete.  However, we will not void the Policy or deny a claim unless a statement is a material misrepresentation.  If an error or misstatement is made by the prospective Policy Owner on the application, we will adjust the Death Benefit (including the Supplemental Insurance Rider Death Benefit, if applicable) and Cash Value accordingly.

Operation of the Policy, optional Riders, programs, benefits and features described in this prospectus may vary by the state where the policy is issued.  In addition, some optional Riders, programs and features may not be available or approved for use in every state.  For additional information regarding availability and provisions that vary by state, please see "Appendix E: State Variations" later in this prospectus.

Any modification (or waiver) of our rights or requirements under the Policy must be in writing and signed by our president and corporate secretary.  No agent may bind us by making any promise not contained in the Policy.

We may modify the Policy, our operations, or the separate account’s operations to meet the requirements of any law (or regulation issued by a government agency) to which the Policy, our company, or the separate account is subject.  We may modify the Policy to assure that it continues to qualify as a life insurance contract under the federal tax laws.  We will notify Policy  Owners of all modifications and we will make appropriate endorsements to the Policy.

The Policy is nonparticipating, meaning that we will not be contributing any operating profits or surplus earnings toward the Policy Proceeds.

To the extent permitted by law, policy benefits are not subject to any legal process on the part of a third-party for the payment of any claim, and no right or benefit will be subject to the claims of creditors (except as may be provided by assignment).

In order to comply with the USA Patriot Act and rules promulgated thereunder, Nationwide has implemented procedures designed to prevent policies described in this prospectus from being used to facilitate money laundering or the financing of terrorist activities.

Policy Owner and Beneficiaries

Policy Owner .  The Policy belongs to the Policy Owner named in the application or as a result of a valid assignment.  The purchaser and initial Policy Owner must be: (i) a corporation; or (ii) a legal entity established by a corporation.  The Insured is the person named in the application.   The Policy Owner must have an insurable interest in the Insured up to the full amount of coverage.  Otherwise, this Policy will not qualify as life insurance under applicable state and federal tax law.   Policy Owners should consult with a qualified adviser when determining the amount of coverage and before taking any action to increase the amount of coverage to ensure that the Policy Owner maintain s a sufficient insurable interest.

Subject to our approval, the Policy Owner may exercise all policy rights in accordance with Policy terms while the Policy is In Force.  These rights include, but are not limited to, the following:

•	changing the Policy Owner , contingent owner, and beneficiary;

•	assigning, exchanging and/or converting the policy;

•	requesting transfers, policy loans, and partial surrenders or a complete surrender; and

•	changing insurance coverage such as death benefit option changes, adding or removing riders, and/or increasing or decreasing the Total Specified Amount.

These rights are explained in greater detail throughout this prospectus.

Subject to our approval,   The Policy Owner may name a different Policy Owner (while the Policy is In Force) by submitting a written request satisfactory to us to our Home Office.  Any such change request will become effective as of the date signed.  However, it will not affect any payment made or action taken by us before the change was recorded by us.  There may be adverse tax consequences to changing parties of the Policy.

Beneficiaries.  The principal right of a Beneficiary is to receive the Death Benefit upon the Insured's death.   The Policy Owner designate s the Beneficiary(ies) in the application for the Policy.  As long as the Insured is alive, the Policy Owner may: name more than one Beneficiary, designate primary and contingent Beneficiaries, and change or add Beneficiaries and direct us to distribute Proceeds other than described below.

If a primary Beneficiary dies before the Insured, we will pay the Death Benefit to any surviving primary Beneficiaries.  Unless a Policy Owner specifies otherwise, we will pay multiple primary Beneficiaries in equal shares.  A contingent Beneficiary will become the primary Beneficiary if all primary Beneficiaries die before the Insured and before any Proceeds become payable.   The Policy Owner may name more than one contingent Beneficiary.  Unless a Policy Owner specif ies otherwise, we will also pay multiple contingent Beneficiaries in equal shares.  If no Beneficiary or contingent Beneficiary is alive upon the Insured’s death, we will pay the Death Benefit to the Policy Owner .

To change or add Beneficiaries, the Policy Owner must submit a written request to us at our Home Office.  A change request is effective as of the date we record it. We may also require that a Policy Owner send us their Policy for endorsement before we record the change.

Purchasing a Policy

The Policy is issued to corporate purchasers where the Insured is between the ages of 18 and 79 (ages may vary in your state).  The initial B lock Purchase of a Consolidated Purchase must have a minimum first year Premium of at least $100,000.  However individual Policies with Premiums less than $100,000 may be issued if the Policies are part of a Block Purchase having total first year Premium of at least $100,000.  To purchase the Policy, a prospective Policy Owner must submit to us a completed application and the minimum initial Premium payment as stated on the Policy Data Page.

How A Block Purchase Is Determined.   To be part of a Block Purchase, the Policy must be part of a simultaneous purchase of life insurance by the same Policy Owner.  A simultaneous purchase of life insurance is where the Policy Owner presents to us a list of multiple individuals to be insured at the same time.  Each insured is covered by one policy, but all of the policies purchased in this fashion are considered a Block Purchase.  If the Policy Owner subsequently presents us with any new insureds to be covered by additional policies, those policies will be considered part of a new Block Purchase.  The total life insurance purchased by the same Policy Owner that comprises one or more Block Purchases is the Consolidated Purchase.

We must receive evidence of insurability that satisfies our underwriting standards (this may require a medical examination) before we will issue a Policy.  Because this is Corporate Owned Variable Universal Life Insurance, we may also underwrite at a corporate level to determine whether or not the risks and expenses associated with the insurance applied for are appropriate for us to assume in placing the Policy.  We can provide the details of our underwriting standards upon request .   Our contact information is on page 1 of the prospectus.   We reserve the right to reject an application for any reason permitted by law.  Specifically, if we have previously issued policies included as part of the same Consolidated Purchase that have an aggregate Premium in excess of $5 million, we reserve the right to refuse to issue an additional Policy as part of that Consolidated Purchase .  Additionally, we reserve the right to modify our underwriting standards on a prospective basis to newly issued policies and increases to Total Specified Amount at any time.  Underwriting standards relate to factors we use to evaluate the risks we are willing to assume in issuing the Policy.  Any modifications to our underwriting standards will not result in maximum charges greater than those shown in the Fee Table.

We underwrite the corporate purchaser and we may reject applications based on:  (i) the amount of overall expenses under the Policy and the timing of the allocation of those expenses over the life of the Policy; (ii) the anticipated amount and timing of Premium payments; (iii) the expected asset persistency based on the purpose for which the corporation/entity is purchasing the Policy; and (iv) the location of the Policy Owner and the industry in which the Policy Owner is engaged.  Any rejection of an application is based on whether we can assume expenses and risks based on our assessment of the corporate purchaser and the preceding factors.  Our underwriting policies are available upon request.

The minimum initial Total Specified Amount in most states is $50,000.  We reserve the right to modify the minimum Total Specified Amount on a prospective basis to newly issued policies at any time.

Initial Premium Payment .  The initial Premium payment is due on the Policy Date.  Any due and unpaid policy charges will be subtracted from the initial Premium payment.  Insurance coverage will not be effective until the initial Premium is paid, even if the Policy Date precedes the date the initial Premium is paid.   T he initial Premium may be paid to our Home Office or to our authorized representative.  The minimum initial Premium payment is shown on the Policy Data Page.  The initial Premium payment will not be applied to the Policy until the underwriting process is complete.

The amount of the required minimum initial Premium payment for a particular Policy will depend on the following factors: the initial Total Specified Amount, Death Benefit option elected, any Riders elected, the Insured's age, health, and activities.

Depending on the right to examine law of the state in which a Policy is issued , initial Net Premium designated to be allocated to the Sub-Accounts may not be so allocated immediately upon our receipt.  Any initial Net Premium designated to be allocated to the fixed account will be so allocated immediately upon receipt.  If a Policy is issued in a state that requires us to refund the initial Premium, we will hold all of the initial Net Premium designated to be allocated to the Sub-Accounts in the available money market Sub-Account or in the fixed account until the free look period expires.  At the expiration of the free look period, we will transfer the Cash Value to the Sub-Accounts based on the allocation instructions in effect at the time of the transfer.  If a Policy is issued in a state that requires us to refund the Cash Value upon exercise of the free look provision, we will allocate all of the Cash Value to the designated Sub-Accounts as of the end of the Valuation Period during which the initial Net Premium was received based on the allocation instructions in effect at that time.

Insurance Coverage Effective Date:  Unless a Policy is issued pursuant to an exchange under Section 1035 of the Code, issuance of full insurance coverage occurs on the latest of:

•	the date we certify that the complete application materials have been submitted by the Policy Owner and the underwriting conditions have been satisfied; or

•	the Policy Date; or

•	the date the initial Premium is received at our Home Office.

If a Policy is issued as a result of an exchange under Section 1035 of the Code, issuance of full insurance coverage occurs on the later of:

•	the date the insurance carrier of the exchanged policy authorizes payment of such policy’s proceeds to us; or

•
the date we certify that the complete application materials have been submitted and the underwriting conditions have been satisfied, provided there is sufficient Premium to pay policy charges for at least 3 months.

We have the right to reject any application for insurance; in which case we will return the associated Premium within 2 business days of the date we make the decision to reject an application.

With respect to Policy reinstatement, the effective date of coverage will be the monthly anniversary of the Policy Date on or next following the date we approve the reinstatement.  With respect to Base Specified Amount or Rider Specified Amount increases, an approved increase will have an effective date of the monthly anniversary of the Policy Date on or next following the date we approve the supplemental application unless the Policy Owner request s , and we approve a different date. With respect to any decrease in coverage, the effective date of coverage will be the monthly anniversary of the Policy Date that falls on or next following the date we receive the Policy Owner's request.

Insurance coverage will end upon the occurrence of any of the following: the Policy Owner request in writing to terminate coverage, the Insured dies, we pay the Maturity Proceeds, the Grace Period ends, or the Policy Owner surrender s the Policy in full.

Right to Cancel (Examination Right)

For a limited time, commonly referred to as the "free look period," the Policy Owner may cancel a Policy and receive a refund.  The free look period expires on the latest of: (i) ten (10) days after the Policy Owner receive s the Policy (or longer if required by state law); (ii) forty-five (45) days after the application for a Policy is signed ; or (iii) ten (10) days after we deliver to the Policy Owner a "Notice of Withdrawal Right."  If the Policy Owner decide s to cancel during the free look period, return the Policy to the sales representative who sold it or to us at our Home Office, along with the Policy Owner's written cancellation request.   The Policy Owner's written request must be received or post-marked by the last day of the free look period.  When  the Policy is cancelled during the free look period the amount we refund will be Cash Value or, in certain states, the greater of the initial Premium payment or the Policy's Cash Value.  If we do not receive the Policy at our Home Office by the close of business on the date the free look period expires, the Policy Owner will not be allowed to cancel the Policy free of charge.  Within seven days of a cancellation request, we will refund the amount prescribed by law.  If the Policy is canceled, we will treat the Policy as if it was never issued.

Impact of Cancellation on Other Policies Within a Block Purchase

Because the applicable Premium band is determined assuming first-year Premium equal to the aggregate Code Section 7702A 7-pay test limit for all policies within a Block Purchase, cancellation of one or more policies that are part of a Block Purchase during the free look period will result in a lower aggregate 7-pay Premium for the remaining policies within that Block Purchase.  If the aggregate 7-pay Premium limit of the remaining policies no longer qualifies for the Premium band originally assigned to the Block Purchase, the remaining policies will be reassigned to the appropriate band based on the reduced aggregate 7-pay Premium limit at the end of the free look period.  This will result in higher aggregate charges for the remaining policies.  Refer to the "Banded Policy Charges and How we assign a Band to the Policy" sub-section of "The Policy and Rider Charges" section of this prospectus for more information.

Premium Payments

This Policy does not require a payment of a scheduled Premium amount to keep it In Force.  It will remain In Force as long as the Policy's Cash Value is sufficient to pay the monthly policy charges, including any Rider charges.   If the Cash Value is not sufficient to pay the monthly charges, the Policy Owner must pay additional Premium to keep the Policy In Force and prevent it from Lapsing .   Before the Policy Lapses,  the Policy Owner will be afforded a sixty-one day Grace Period to make a Premium payment.  At the beginning of the Grace Period, we will send a notice to the Policy Owner that will indicate the amount of Premium required to keep the Policy In Force.  All Premium payment s must be sent to our Home Office.  Each Premium payment must be at least $25.  We will furnish Premium payment receipts.

A dditional Premium payments may be made at any time while the Policy is In Force, subject to the following:

•	We may require satisfactory evidence of insurability before accepting any additional Premium payment that results in an increase in the Policy’s Net Amount At Risk.

•
We will refund Premium payments that exceed the applicable premium limit established by the IRS to qualify the Policy as a contract for life insurance. We will monitor Premiums paid and will notify the Policy Owner when the Policy is in jeopardy of becoming a modified endowment contract.

Premium payments will be allocated according to the allocation instructions in effect at the time the Premium is received.

Cash Value

The Cash Value of the Policy is not guaranteed.  The Cash Value will vary depending on how the Policy Owner allocate s   Net Premium.  Amounts allocated to the fixed account and Policy Loan Account vary based on the daily crediting of interest to those accounts.  Amounts allocated to the Sub-Accounts vary daily based on the Investment Experience.  The Cash Value will also vary because we deduct the Policy's periodic charges from it, as described below.  So, if a Policy's Cash Value is part of the Death Benefit option chosen by the Policy Owner , then that Policy's Death Benefit will fluctuate.

We compute the Cash Value of a Policy by adding the following values:

1.	Accumulation Unit values resulting from the Net Premium allocated to the fixed investment option;

2.	amounts held in the Policy Loan Account; and

3.	Accumulation Unit values resulting from Net Premium allocated to the Sub-Accounts.

In the event a Policy is surrendered , the value of the Policy Loan Account on the date of surrender will be subtracted from proceeds.

We will determine the value of the assets in the Sub-Accounts at the end of each Valuation Period.  We will determine a Policy's Cash Value at least monthly. To determine the number of Accumulation Units credited to each Sub-Account for a particular Policy , we divide the net amount allocate d to the Sub-Account by the Accumulation Unit value for the Sub-Account (using the next Valuation Period following when we receive the Premium).

If the Policy Owner surrender s part or all of the Policy, we will deduct a number of Accumulation Units from the Sub-Accounts and, if necessary, an amount from the fixed account that corresponds to the surrendered amount.  Thus, the Policy’s Cash Value will be reduced by the surrendered amount.

Similarly, when we assess certain charges or deductions, a number of Accumulation Units from the Sub-Accounts and an amount from the fixed account that corresponds with the charge or deduction will be deducted from the Cash Value.  Unless the Policy Owner direct s otherwise, we make these deductions in the same proportion that as their interests in the Sub-Accounts and the fixed account bear to the Policy’s Cash Value.

While they are both part of our General Account, the Cash Value in the fixed account and the Policy Loan Account are credited interest at different rates.  We may decide to credit interest in excess of the guaranteed minimum annual effective rate.  See the "Fixed Account" section of the "Policy Investment Options" provision and the "Loan Amount and Interest Charged" section of the "Policy Loans" provision for information regarding the respective rates.  Upon request, we will inform the Policy Owner of the current applicable rates for each account.

On any date during the policy year, the Cash Value equals the Cash Value on the preceding Valuation Period, plus any Net Premium applied since the previous Valuation Period, minus any monthly deductions for policy charges, plus or minus any Investment Experience, and minus any partial surrenders.

The Cash Value will be impacted by the monthly deductions.  For each month, beginning on the Policy Date, the monthly deductions shall be calculated as:

1.   Base Variable Account Asset Charge; plus

2. Administrative Charge; plus

3. Base Specified Amount Charge, plus

4. the monthly cost of any additional benefits provided by any Riders; plus

5. Base Policy Cost of Insurance.

Enhancement Benefit

An Enhancement Benefit is included in the Policy.  The benefit is a dollar amount that is added to the Cash Value when there is a complete surrender of the Policy, unless the surrender is being made pursuant to a 1035 exchange.  The Enhancement Benefit is not credited to on amounts attributable to policy loans or partial surrenders.  The Enhancement Benefit is essentially a partial return of policy charges assessed.  In most instances, the Enhancement Benefit will not exceed the sum of all charges assessed on the Policy.

The Enhancement Benefit is designed to, in the event of a full surrender in early years of the Policy, decrease or eliminate the gap between the value of the Policy and the liability on the Policy Owner ’s books (typically a liability associated with an employer sponsored plan).  This gap is larger in the early policy years due to the upfront costs associated with purchasing the Policy and the lack of time that the Policy's Cash Value has had to grow.  For policies assigned to Band 1, the Enhancement Benefit lasts for the first six policy years.  For policies assigned to Band 2, Band 3, and Band 4 the Enhancement Benefit is available for the first ten policy years.   Band 1 has a shorter duration because in our opinion the off-set needed is less in early policy years and this coupled with the Band 1 charge structure permits us to redirect these savings to the long-term performance of the Policy.

The Enhancement Benefit is calculated monthly and is equal to the sum of A and B, where:

A= the percentage of current policy year year-to-date total policy charges; and

B= a percentage of the prior policy year’s end of year Enhancement Benefit.

The percentages used in the Enhancement Benefit calculation decline over time.  The benefit decreases to zero at the end of the sixth or tenth policy year based on the band assigned to the Policy.  See Appendix D of this prospectus for a list of beginning and ending factors for each policy year the Enhancement Benefit is in effect.

Since the Policy charges partially determine the amount of the Enhancement Benefit, factors impacting Policy charges (including the Policy’s Cash Value), also impact the Enhancement Benefit .   If the Supplemental Insurance Rider is in effect, the Enhancement Benefit is reduced because the lower charges associated with the Rider result in less of an enhancement required to off-set early policy year costs associated with surrender.

The Enhancement Benefit is paid from our g eneral a ccount at the time the Policy is completely surrendered.   As a general account obligation, the Enhancement Benefit is not part of the variable account and is an obligation of Nationwide.  This means the Enhancement Benefit including a Policy Owner's right to receive payment is subject to our claims paying ability and any claim to payment of the Enhancement Benefit may be subordinate to other claims on our general account in the event we are insolvent.   We reserve the right to postpone payment of the Enhancement Benefit for up to six (6) months from the date of a surrender request.

Changing the Amount of Base Policy Insurance Coverage

A Policy Owner may request to change the Base Specified Amount of a Policy .  Changes to the Base Specified Amount will typically alter the Death Benefit.  For more information, see "Changes in the Death Benefit Option," beginning on page 38. Changes may result in additional charges.  We reserve the right to limit the number of changes to the Base Specified Amount to one (1) each policy year.

Increases.  To increase the Base Specified Amount, the Policy Owner must submit a written request to our Home Office and they must provide us with evidence of insurability that satisfies our underwriting standards.  In most instances we do not medically underwrite, but we will medically underwrite under certain circumstances, such as a request for a large increase in Base Specified Amount.  Any request to increase the Base Specified Amount must be for at least $10,000 and the Base Specified Amount after the increase may not exceed the Maximum Death Benefit.  We always apply requests to increase Base Specified Amount in proportion it bears to Total Specified Amount.  This means if a Policy has the Supplemental Insurance Rider, all increases will be done proportionally between the Policy's Base Specified Amount and Rider Specified Amount.    The Policy Owner may not elect how to allocate increases in Total Specified Amount after the Policy Date.  The Insured must be between 18 and 79 years old at the time of the request and after the increase, the Cash Surrender Value must be sufficient to keep the Policy In Force for at least 3 months.  An increase in the Base Specified Amount may cause an increase in the Net Amount At Risk.  Because the Cost of Insurance Charge is based on the Net Amount At Risk, and because there will be a separate cost of insurance rate for the increase, this will usually cause the Policy's Cost of Insurance Charge to increase.  An increase in Base Specified Amount may require the Policy Owner to make larger or additional Premium payments in order to avoid Lapsing the Policy.  Approved increases to the Base Specified Amount will become effective on the next monthly anniversary of the Policy Date after we approve the supplemental application unless the Policy Owner request s , and we approve, a different date.

Decreases.   The Policy Owner may request to decrease the Base Specified Amount at any time after the first policy year.  We apply Base Specified Amount decreases to the most recent Base Specified Amount increase, and continue applying the decrease backwards, ending with the original Base Specified Amount.  Decreases to the Base Specified Amount may decrease the Base Policy Cost of Insurance Charges and the Base Specified Amount Charges, depending on the Death Benefit option elected and the amount of the Cash Value.

We will deny any request to reduce the Base Specified Amount below the minimum Total Specified Amount shown on the Policy Data Page.  We will also deny any request that would disqualify the Policy as a contract for life insurance.  To decrease the Base Specified Amount, the Policy Owner must submit a request to our Home Office.

The Minimum Required Death Benefit

The Policy has a Minimum Required Death Benefit.  The Minimum Required Death Benefit is the lowest Death Benefit that will qualify the Policy as life insurance under Section 7702 of the Code.

The tax tests for life insurance generally require that the Policy have a significant element of life insurance and not be primarily an investment vehicle.  At the time we issue the Policy, the Policy Owner irrevocably elect s one of the following tests to qualify the Policy as life insurance under Section 7702 of the Code:

•	the cash value accumulation test; or

•	the guideline premium/cash value corridor test.

The cash value accumulation test will always result in a Death Benefit that is lower in the early years and higher in the later years when compared to the guideline premium/cash value corridor test.  The guideline premium/cash value corridor test tends to produce a more favorable return if the Policy Owner is paying three or fewer Premiums.  If the Policy Owner pay s Premium in excess of the 7 pay Premium in a given year, then it could cause the Policy to become a modified endowment contract.  If the Policy Owner do es not elect a test, we will assume that elect ion of the cash value accumulation test is intended .

The cash value accumulation test determines the Minimum Required Death Benefit by multiplying the Cash Value by a percentage described in the federal tax regulations.  The percentages depend upon the Insured's age, sex (if not unisex classified) and underwriting classification.  Under the cash value accumulation test, there is no limit to the amount that may be paid in Premiums as long as there is sufficient Death Benefit in relation to the Cash Value at all times.

The guideline premium/cash value corridor test determines the Minimum Required Death Benefit by comparing the Death Benefit to an applicable percentage of the Cash Value.  These percentages are set out in the Code, but the percentage varies only by the Attained Age of the Insured.

Regardless of which test the Policy Owner elect s , we will monitor compliance to ensure that the Policy  meets the statutory definition of life insurance for federal tax purposes.  As a result, the Death Benefit payable under the Policy should be excludable from gross income of the Beneficiary for federal income tax purposes.  We may refuse additional Premium payments or return Premium payments to the Policy Owner so that the Policy continues to meet the Code's definition of life insurance.

Right of Conversion

Within twenty-four months of the Policy Date, the Policy Owner may elect by written request to transfer 100% of a Policy's Cash Value allocated to the variable Sub-Accounts into the fixed account without regard to any restrictions otherwise applicable to such transfers. For more information see the "Fixed Account Transfers" section under the "Transfers Among and Between the Policy Investment Options" provision.  To invoke this right, the Policy Owner must submit a request to our Home Office on our specified forms.  This election is irrevocable.

Once a request for conversion has been processed, subsequent transfers out of the fixed account will be prohibited and that Policy will no longer participate in the Investment Experience of the Sub-Accounts.  In effect, the Policy will be come a fixed life insurance policy, and the Policy's Cash Value will be credited with the fixed account’s interest rate.  In addition, the following will apply:

•	Variable Account Asset Charges will no longer be deducted after conversion because they are only deducted from Cash Value allocated to the Variable Account.

•
All other benefits, services, Riders, and charges, including loans and full and partial surrenders, will continue and/or continue to be available after the Policy Owner's request for conversion, subject to the same terms applicable prior to the request for conversion.

Exchanging the Policy

The Policy Owner may request to exchange the Policy for another policy offered by us that is a plan of permanent fixed life insurance.  This is not a contractual right of the Policy and we may refuse such a request.  To make an exchange with us the Policy Owner will surrender a Policy and use its Cash Surrender Value to purchase the new policy we underwrite on the Insured’s life, subject to: (i) our approval; and (ii) the Insured (a) satisfies our underwriting standards of insurability and (b) the Policy Owner pay s all costs associated with the exchange.   The Policy Owner may transfer Indebtedness to the new policy.

Policy Owner's must submit their exchange request s to our Home Office on our specified forms.  The Policy must be In Force and not in a Grace Period.  The exchange may have adverse tax consequences.  The new policy will take effect on the exchange date only if the Insured is alive.  This Policy will terminate when the new policy takes effect.

Terminating the Policy

There are several ways that the Policy can terminate.  All coverage under the Policy will terminate when any one of the following events occurs:

•	we receive the Policy Owner written request to our Home Office to terminate coverage;

•	the Insured dies;

•	the Insured is alive on the Maturity Date (and the Policy Owner elect s not to extend coverage beyond the Maturity Date);

•	the Policy Lapses; or

•	the Policy Owner surrender s the Policy for its Cash Surrender Value (which may result in adverse tax consequences).

Assigning the Policy

The Policy Owner may assign any or all rights under the Policy while the Insured is alive, subject to our approval.  If they do, the Beneficiary’s interest will be subject to the person(s)/entity(ies) to whom the Policy Owner has assigned such rights.   An assignment must be in a form satisfactory to us and must be recorded at our Home Office before it will become effective.   An assignment will be subject to any outstanding Indebtedness.  If the assignment qualifies as an exchange under Section 1035 of the Code, there shall be no Enhancement Benefit applied.  An assignment is effective as of the date we record it.  We shall not be responsible for the sufficiency or validity of any assignment.

Reports and Illustrations

We will send the Policy Owner transaction confirmations.  We will also send the Policy Owner u an annual report that shows:

•	the Total Specified Amount;

•	Premiums paid;

•	all charges since the last report;

•	the current Cash Value;

•	the Cash Surrender Value; and

•	Indebtedness.

The report will also include any other information required by laws and regulations, both federal and state.  We will send these reports to the address the Policy Owner provide s on the application unless directed otherwise.  At any time the Policy Owner may ask for an illustration of future benefits and values under the Policy.  We reserve the right to assess a charge for illustrations.

The Policy Owner may receive information faster from us and reduce the amount of mail they receive by signing up for our eDelivery program.  We will notify the Policy Owner by e-mail when important documents, like statements and prospectuses, are ready for to view, print, or download from our secure server.  If the Policy Owner would like to choose this option, go to nationwide.com/login.

Policy Riders

You may elect/purchase one or more Riders, listed below, subject to availability in the state where the Policy is issued.  There may be additional charges assessed for elected Riders.  Operation and benefits of the Riders described in this prospectus may vary by the state where the Policy is issued.  For detailed information regarding Rider availability and variations, see "Appendix E: State Variations."

Riders may not be elected/purchased independently of the Policy.  Upon termination of this Policy, all Riders will also terminate.

Change of Insured Rider

This Rider is automatically issued with the Policy with no associated charge.   The benefit associated with the Change of Insured Rider is that the Policy Owner may designate a new Insured at any time after the Policy Date , subject to insurability and the conditions below.

If this Rider is invoked, t he costs and benefits under the Policy after the change will be based on the underwriting classification and characteristics of the new Insured.   However, it will have no impact on the Policy’s Total Specified Amount.   The band assigned to the Policy will not change if this Rider is invoked.

The amount of insurance coverage after the change date shall be the Total Specified Amount shown on the application to change the Insured provided that (1) the Policy continues to qualify as life insurance under the Code and (2) such specified amount equals or exceeds the minimum Total Specified Amount shown on the Policy Data Page.  Coverage on the new Insured will become effective on the "Change Date."  The Change Date is the first monthly anniversary on or next following the date the change of insured conditions are met.  Coverage on the previous Insured will terminate on the day before the Change Date.  The Policy Date will not change.

Change of Insured Conditions:

1.	At the time of the change, the new Insured must have the same business relationship to the Policy Owner as did the previous Insured.

2.	The new Insured may be required to submit evidence of insurability to us.

3.	The new Insured must satisfy our underwriting requirements.

4.	The Policy must be In Force and not be in a grace period at the time of the change.

5.	The new Insured must have been at least age eighteen on the Policy Date.

6.	The Policy Owner must make written application to change the Insured.

There is a potential federal income tax consequence that could result from a change in insured. For federal income tax purposes the substitution of a new insured is treated as an exchange of the Policy for another life insurance policy.  Since the new insured is not the same as the insured that was substituted, the tax free treatment for policy exchanges under Section 1035 may not be available because the requirement that the insured under the policies relate to the same individual is not met.   The foregoing is not comprehensive and cannot replace personalized advice provided by a competent tax professional.  Please seek competent tax advice regarding the tax treatment of the Policy when contemplating a change in insured.

Change of Insured Rider Charge.  There is no charge associated with the Change of Insured Rider.

Supplemental Insurance Rider

General Information on the Benefits and Operation of the Supplemental Insurance Rider.  This Rider modifies the amount of insurance coverage (Death Benefit) under the Policy.  The benefit associated with the Supplemental Insurance Rider is term life insurance on the Insured that is:  (1) in addition to the Base Specified Amount; (2) payable to the Beneficiary upon the Insured’s death; and (3) annually renewable until the Insured reaches Attained Age 100.  The charges for the Rider are calculated in the same manner as those applicable to the base policy.  Currently, if the Policy Owner choose s to purchase coverage under this Rider and concurrently reduce the Base Specified Amount by an off-setting amount, some of the charges associated with the Policy will be reduced because charges under the Rider may be lower than the corresponding charges under the base policy.  Rider policy charges are lower in most cases because the Rider is term insurance.  The greater the allocation is to Rider, the lower the overall charges will be under the Policy.  See Appendix C to this prospectus for examples showing how charges are "blended" when the Policy Owner elect s the Supplemental Insurance Rider.

Note that:

•	Certain benefits that are normally available under the Policy may be reduced or eliminated when this Rider is in effect.

o	Adding this Rider results in a lower Enhancement Benefit;

o	In some years and/or at some Attained Ages, the cost of insurance charge for the Rider is more expensive than the cost of insurance for the base policy; and

o	Since the Rider terminates when the Insured reaches Attained Age 100, Rider Specified Amount coverage will end prior to the Maturity Date.

•	The compensation rates payable to the selling broker-dealer are lower on this Rider than those on the base policy.

The Policy Owner may purchase this Rider at the time of application or, subject to our approval, at a later time provided that the Policy is In Force and the Rider is purchased before the Insured reaches Attained Age 100.  If purchased at the time of application, the effective date of the Rider is the Policy Date.  (See the "Insurance Coverage Effective Date" provision earlier in this prospectus.)  If purchased subsequently, the effective date will be the monthly anniversary of the Policy Date on or next following the date we approve the Policy Owner's written request, unless they specify and we approve a different date.  The Rider Specified Amount may be combined with the Base Specified Amount to satisfy the minimum Total Specified Amount shown on the Policy Data Page.  However, while the Rider is in effect, the Base Specified Amount must be at least 10% of the minimum Total Specified Amount.  You may request to either increase or decrease the Total Specified Amount, subject to certain restrictions.

Rider Specified Amount Increases and Reductions Due to Partial Surrender.  All increases and decreases of Rider Specified Amount, including decreases due to partial surrender or forced partial surrender , are done proportionally between the amounts the Policy Owner has allocated to Base Specified Amount and Rider Specified Amount.

Terminating the Rider. T he Policy Owner may terminate this Rider by submitting a written request to us at our Home Office.  We may require that the Policy be submitted for endorsement.  Terminating this Rider will likely result in increased policy charges because of the difference in the pattern of policy charges for the base policy and this Rider.  If the Rider is terminated, the calculation of the Death Benefit will apply exclusively to the base policy.  Termination may require that the amount of Death Benefit coverage provided by the base policy be increased to maintain the qualification of the Policy as a contract of life insurance under the Code.

We reserve the right to deny any request to terminate this Rider that would disqualify the Policy as a contract of life insurance under the Code.  If the Policy is not issued as a modified endowment contract, terminating this Rider may result in the Policy becoming a modified endowment contract.  We will notify the Owner if the Policy's status is in jeopardy.

This rider also terminates upon the earliest of the following dates:

•	The date the Policy is surrendered or terminated;

•	The date the Policy Lapses;

•	The Insured’s death; or

•	The date the Insured reaches Attained Age 120.

There is no Cash Value attributable to this Rider.  Therefore, there is no Cash Surrender Value attributable to this Rider available to the Policy Owner upon termination of this Rider.

In most instances, terminating the Rider will not be to the Policy Owner's advantage.  If the Policy Owner decide s to terminate the Rider, they should carefully discuss this decision with a registered representative or a qualified financial advisor.

Supplemental Insurance Rider Charges.   Refer to the "Policy Rider Charges" section of this prospectus for a description of charges associated with this Rider.

Policy and Rider Charges

We will take deductions from Premium payments and/or the Cash Value, as applicable, to compensate us for the services and benefits we provide, the costs and expenses we incur, and the risks we assume.  We may generate a profit from any of the charges assessed under the Policy and certain expenses may be recovered utilizing more than one charge .  We begin to deduct monthly charges from the Policy's Cash Value on the Policy Date.  These charges are assessed by redeeming Accumulation Units.  The number of Accumulation Units redeemed is determined by using the amount of the charge and the value of the Accumulation Units on the date the charge is assessed.  If there is a policy loan, a complete description of how interest credited and charged results in costs to the Policy Owner is described in the Policy Loans section of this prospectus.

The charges reflect the costs and risks associated with the Policy. Each Insured is assigned to an underwriting class based upon his/her age, sex (if not unisex classified), smoker status, type of evidence of insurability, and insurability status.  In evaluating and underwriting the corporate or legal entity purchasing the Policy, and setting cost of insurance charges, we may take into account several factors, including the purpose for which the Policy is being purchased, the anticipated amount and timing of Premium payments, and the expected asset persistency.

The charges assessed under the Policy will depend upon the band assigned to that Policy.  Charges will also differ if the Policy Owner elect s coverage under the Supplemental Insurance Rider.  Generally, if the Policy Owner choose s to purchase coverage under the Supplemental Insurance Rider, and concurrently reduce the Base Specified Amount by an off-setting amount, some of the charges associated with the Policy will be lower because the charges under the Rider are generally lower than those available under a base policy (i.e., a Policy without any Riders). See Appendix C to this prospectus for examples showing how charges are "blended" when the Policy Owner elect s the Supplemental Insurance Rider.  (For more information about the benefits and operation of the Supplemental Insurance Rider, see the Policy Rider Charges sub- section of this prospectus.)  The levels of charges associated with each policy charge will never exceed the maximum charges in the Periodic Charges Other Than Mutual Fund Operating Expenses table in the Summary: Fee Tables section of this prospectus.

Banded Policy Charges and How We Assign a Band to the Policy

A single Policy Owner will often purchase multiple c orporate o wned v ariable u niversal l ife i nsurance policies as part of a single life insurance purchase .   We call this bulk purchase of multiple life insurance policies a Consolidated Purchase.  As part of a Consolidated Purchase, a Policy Owner will normally purchase multiple policies at different times as part of a single transaction.  We refer to each simultaneous purchase of more than one life insurance policy by the same Policy Owner as a Block Purchase.  The Consolidated Purchase can consist of one or more Block Purchases.  We consider a simultaneous purchase of life insurance to be where the Policy Owner presents a list of multiple individuals to be insured by us at the same time.  Each individual will be an insured of a single policy issued, but all of the insureds presented to us simultaneously will be part of the same Block Purchase.  If the Policy Owner subsequently presents us with one or more new insureds simultaneously, these insureds and the policies issued on them will be considered a new Block Purchase.

We have banded our policy charges to pass on the reduction of costs associated with the economies of scale associated with one or more Block Purchases comprising a Consolidated Purchase .  As the amount of aggregate first-year Premium associated with multiple B lock P urchases increases, the band assigned to a new B lock P urchase will generally result in lower overall charges on that block.

Our determination of the applicable charge band to the initial Block Purchase is based on the aggregate first-year Premium for all policies within the initial Block Purchase.  Because we cannot be sure what the actual first-year Premium received on these policies will be, for any initial Block Purchase, we will assume the aggregate first-year Premium will be the 7-Pay limit.  This limit is defined in Code Section 7702A as the maximum premium that may be paid into a life insurance policy that will permit a policy to continue to be treated as life insurance for federal income tax purposes.  The limit is based on numerous factors including the age of the Insured, the Base Specified Amount, Substandard Ratings, and amounts exchanged into the Policy under Code Section 1035.  For a policy issued as a Modified Endowment Contract ("MEC") we only count as aggregate Premium the 7-pay limit, plus premium that is part of a Section 1035 exchange, that would have allowed the policy to have been issued as a non-MEC life insurance policy.

For subsequent Block Purchases, the charge band assigned is based on the actual amount of first-year Premium received on policies in previous Block Purchases plus the Code Section 7702A limit on first-year premium of all of the policies that are part of the new Block Purchase.  For example, if an initial Block Purchase has a Code Section 7702A limit of $150,000 on first-year Premium, but the total actual first-year Premium received with the initial Block Purchase is only $100,000, then when the Policy Owner purchases the next block of policies, we use $100,000 as the amount that gets added to the next Block Purchase to determine total first-year Premium and the band assigned to that Block Purchase.

We offer four bands of charges.  The table below shows where each band’s break-point exists with regard to the amount of aggregate first-year Premium applied.

	Band 1	Band 2	Band 3	Band 4
Aggregate First-Year Premium	$100,000 - $249,999	$250,000 - $499,999	$500,000 - $999,999	≥$1,000,000

The band assigned to a Block Purchase will be adjusted, if necessary, for any policies cancelled during the right to examine period.   Once the right to examine period has ended, the band will not change for any reason.

Premium Load

We deduct a Premium Load from each Premium payment to partially reimburse us for sales expense and Premium taxes, and certain actual expenses, including acquisition costs. The Variable Account Asset Charge is also designed to partially reimburse us for these expenses.   The Premium Load also provides revenue to compensate us for assuming risks associated with the Policy, and revenue that may be a profit to us.  The Premium Load applicable to a Policy depends on the policy year in which the Premium is applied, the amount of Premium received in a policy year, the applicable band, and how the Premium is allocated between Target Premium and Excess Premium.  If the Policy Owner purchase s term insurance coverage via the Supplemental Insurance Rider, Target Premium is generally reduced and, in turn, results in a lower Premium Load.

We divide each Premium payment into contributions towards Target Premium and Excess Premium.  Target Premium is an annual premium based on the specified amount under the base policy (i.e., the Policy without any riders) and the Insured's age and underwriting class.  A portion of each Premium payment is considered a contribution towards Target Premium until the total of such contributions in a policy year equals the Target Premium.  The portion considered a contribution towards Target Premium is equal to the Premium payment multiplied by the ratio of the Base Specified Amount to the Total Specified Amount.  The portion of each premium payment that exceeds the Target Premium is Excess Premium. The chart below shows the current Premium Loads on Target Premium and Excess Premium.  See Appendix C to this prospectus for examples showing how Premium Loads are assessed.

Currently, the Premium Load assessed on each Premium payment declines in accordance with the table listed below.  The ultimate Premium Load purchase pay s depends whether Premium paid is Target Premium or Excess Premium.

Premium Loads on Target Premium
Policy Year	Per Policy Charge Based on the Band Assigned to the Policy
	Band 1 $100,000 -$249,999	Band 2 $250,000 - $499,999	Band 3 $500,000 - $999,999	Band 4 ≥ $1,000,000
1-5	9%	5%	5%	5%
6-10	4%	5%	5%	5%
11 and thereafter	4%	3%	3%	3%

 Premium in excess of target is assessed a different Premium Load in accordance with the table below.

Premium Loads on Excess Premium
Policy Year	Per Policy Charge Based on the Band Assigned to the Policy
	Band 1 $100,000 -$249,999	Band 2 $250,000 - $499,999	Band 3 $500,000 - $999,999	Band 4 ≥ $1,000,000
1-5	5%	3%	3%	3%
6 – 10	4%	3%	3%	3%
11 and thereafter	4%	2%	2%	2%

For purposes of determining the Premium Load applicable to an increase in the Base Specified Amount the effective date of the increase will be used .   An increase in the Base Specified Amount will not impact ( i.e . change) the Premium band assigned to the policy at issue.

Base Policy Cost of Insurance

We deduct a Cost of Insurance Charge from the Policy's Cash Value on the Policy Date and on each monthly anniversary of the Policy Date to compensate us for providing expected mortality benefits, and to reimburse us for certain actual expenses, including acquisition costs and state and federal taxes.  This charge also provides revenue to compensate us for assuming certain risks associated with the Policy and revenue that may be profit to us.  The Cost of Insurance Charge is the product of the Net Amount At Risk and the cost of insurance rate.  The cost of insurance rate will vary by the Insured’s age, sex (if not unisex classified), tobacco use, Substandard Ratings, and underwriting class, the applicable band, and the number of years from the Policy Date.  The cost of insurance rates are based on our expectations as to future mortality, investment earnings, persistency, expenses, and taxes.  The Base Policy Cost of Insurance Charge that the Policy Owner pay s is determined by multiplying the Base Policy Net Amount At Risk by the cost of insurance rate.  There may be a separate cost of insurance rate for the initial Base Specified Amount and any Base Specified Amount increase.  In the event that there is a decrease in the Base Specified Amount, then there will be a proportional decrease in the monthly Cost of Insurance Charge for the Base Specified Amount. The cost of insurance rates will never be greater than those shown on the Policy Data Page plus any monthly flat extra charge assessed for Substandard Ratings.

We will uniformly apply any change in cost of insurance rates for Insureds of the same age, sex, underwriting class and any Substandard Ratings, and In Force policy duration.  If a change in the cost of insurance rates causes the amount of a Policy's Cost of Insurance Charge to increase, that Policy’s Cash Value could decrease.  If a change in the cost of insurance rates causes a Policy's Cost of Insurance Charge to decrease, that Policy's Cash Value could increase.

We may underwrite the Policy on a non-medical basis that may result in a higher Cost of Insurance Charge.  Non-medical underwriting means that a physical examination to obtain medical information on the proposed Insured is not required to issue the Policy.  The higher Cost of Insurance Charge would compensate us for assuming additional mortality risk as a result of issuing without the information that results from medical underwriting.  The result is that healthy individuals will subsidize less healthy individuals because there is no medical underwriting, which typically results in lower cost of insurance rates being applied to fully underwritten policies.   If the Policy Owner were to purchase one of our policies that is medically underwritten and the Insured is healthy, the cost of insurance rates for that Policy would be lower.

The Cost of Insurance Charge will be deducted proportionally from the Policy's Sub-Account allocations and the fixed account.

Flat Extras and Substandard Ratings.   As part of our underwriting process, we may inquire about the occupation and activities of the Insured.  If the activities or occupation of the Insured cause an increase health or accident risk, it may result in the Insured receiving a Substandard Rating.  If this is the case, w e may add an additional component to the Cost of Insurance Charge called a "Flat Extra . "   The Flat Extra accounts for the increased risk of providing life insurance when one or more of these factors apply to the Insured.  The Flat Extra is a component of the total Cost of Insurance Charge, so if applied it will be deducted from the Policy's Cash Value on the Policy Date and the monthly anniversary of the Policy Date .  The monthly Flat Extra is between $0.00 and $2.08 per $1,000 of the Net Amount At Risk.  If a Flat Extra is applied, it is shown on the Policy Data Pages.   In no event will the Flat Extra result in the Cost of Insurance Charge exceeding the maximum charge listed in the Fee Table of this prospectus.  If a Flat Extra is applied and the Policy Owner has elected the Supplemental Insurance Rider, it will also be applied to the Rider Specified Amount.

Base Variable Account Asset Charge

We deduct a Variable Account Asset Charge from the Policy's Cash Value allocated to the Variable Account on each monthly anniversary of the Policy Date to compensate us for certain actual expenses, including a partial reimbursement of acquisitions costs and premium taxes not covered by the Premium Load .  This charge also provides revenues to compensate us for assuming certain risks associated with the Policy, and revenues that may be profit to us.  In the Policy, this charge is referred to as the "Sub-Account Asset Charge."

The Variable Account Asset Charge will be deducted proportionally from the Policy Owner's Variable Account allocations on each monthly anniversary of the Policy Date.  The Variable Account Asset Charge applicable to a particular Policy depends on the amount of your Cash Value allocated to the Variable Account , the applicable band, and whether there is any specified amount attributable to the Supplemental Insurance Rider. (Different Variable Account Asset Charges apply to the Rider.  Information on Variable Account Asset Charges associated with the Supplemental Insurance Rider is provided under Policy Riders and Rider Charges section below.)  We assess this charge in addition to any charges assessed by the mutual funds underlying the Sub-Accounts of the Variable Account . The table below shows the current Base Variable Account Asset Charges.

Current Base Variable Account Asset Charges (shown as an annual rate)1

Policy Years	Per Policy Charge Based on the Band Assigned to the Policy (as a percentage of assets allocated to the Variable Account)
	Band 1 $100,000 - $249,999	Band 2 $250,000 - $499,999	Band 3 $500,000 - $999,999	Band 4 ≥ $1,000,000
1-10	0.50%	0.35%	0.30%	0.25%
11-20	0.30%	0.20%	0.15%	0.15%
21-30	0.20%	0.15%	0.15%	0.10%
31 and Afterwards	0.10%	0.05%	0.05%	0.05%

1  To calculate the monthly deduction based on the annual rates listed above, use the following formula:

        Monthly Rate = (1+ Annual Rate) (Number of days in the Month / Number of days in the year) – 1

The guaranteed maximum annual and monthly charges are shown on the Policy Data Pages.  The maximum Base Variable Account Asset Charge is 0.90% (annual rate) regardless of the band assigned to the Policy.

Base Specified Amount Charge

We deduct a monthly Base Specified Amount Charge from the Policy's Cash Value to compensate us for sales, underwriting, distribution and issuance of the Policy.  The charge applicable to a particular Policy depends on the Total Specified Amount and the applicable band . The maximum guaranteed monthly Base Specified Amount Charge is $0.40 per $1,000 of Specified Amount.

The table below shows the current Base Specified Amount Charges.  The Base Specified Amount Charge will be deducted proportionally from a Policy's Sub-Account allocations and the fixed account.

Base Specified Amount Charges

Per Policy Charge Based on the Band Assigned to the Policy
Band 1 $100,000 - $249,999	Band 2 $250,000 - $499,999	Band 3 $500,000 - $999,999	Band 4 ≥ $1,000,000
$0.08 per $1,000 of Base Specified Amount	$0.07 per $1,000 of Base Specified Amount	$0.07 per $1,000 of Base Specified Amount	$0.07 per $1,000 of Base Specified Amount

A distinct Rider Specified Amount charge applies to the Supplemental Insurance Rider.  If the Policy Owner elects that Rider, the Total Specified Amount charges the Policy Owner pay s will depend upon the allocation of Total Specified Amount between the base policy and the Supplemental Insurance Rider.  To determine Total Specified Amount charges, the Policy Owner must add the amount of the Base Specified Amount charge to the Rider Specified Amount charge.  Total charges are a weighted average of the amount of Base Specified Amount and Rider Specified Amount.  The end result is a charge blending.   For further explanation of this blending, including an example, see the " Charges Associated with the Supplemental Insurance Rider" sub-section of the "Policy Rider Charges" section below.

Administrative Charge

We deduct a monthly Administrative Charge from the Policy's Cash Value to reimburse us for the costs of maintaining the Policy, including accounting and recordkeeping.  Currently, the Administrative Charge is $5 per month per policy.  The maximum guaranteed Administrative Charge is $10 per month per Policy.

The Administrative Charge will be deducted proportionally from the Policy's Sub-Account allocations and the fixed account.

Illustration Charge

Currently, we only assess an Illustration Charge for excessive requests for illustrations of In Force policies.  We consider excessive requests to be more than ten in any twelve month period.  This charge compensate s us for the administrative costs of generating the illustration.   This charge will not exceed $25 per illustration requested.   Any Illustration Charge must be paid by check at the time of the illustration request.  The Illustration Charge will not be deducted from the Policy's Cash Value.

We reserve the right to begin charging the Illustration Charge for all requests for illustration of In Force policies in the future.  If we begin charging for all requests for illustration of In Force Policies, we will provide written notice at least thirty days in advance.

The Illustration Charge is not applicable to requests for illustration of prospective policies during the sales process.

Policy Rider Charges

We will assess any Rider charge by taking deductions from the Cash Value to compensate us for the services and benefits we provide, the costs and expenses we incur, and the risks we assume.  We may generate a profit from any of the Rider charges.  We begin to deduct monthly Rider charges from the Policy's Cash Value on the Policy Date or on the first monthly anniversary of the Policy Date after the Rider is effective.

Change of Insured Rider.  There is no charge associated with this Rider.

Charges Associated with the Supplemental Insurance Rider.  The Supplemental Insurance Rider charges listed below are different from the charges under the base policy.  These charges will be applied to coverage under the Supplemental Insurance Rider and are in addition to the charges the Policy Owner pay s on coverage under the base policy.

•	Supplemental Insurance Rider Variable Account Asset Charge;

•	Supplemental Insurance Rider Specified Amount Charge; and

•	Supplemental Insurance Rider Cost of Insurance Charge .

When the Supplemental Insurance Rider is elected, this Rider's charges are blended with the base policy's charges.  By blending we mean that the charge associated with base and Rider are multiplied by their respective percentage allocation and then added.  For example, if you allocate 80% to base coverage and 20% to Rider coverage to determine total charges the Policy Owner would multiple the base charge by 80%, independently multiply the Rider charge by 20% and then add the result of these two calculations to determine total charges.  An example of  blending is provided in Appendix C of this prospectus.

If   the Policy Owner purchase s this Rider and increase s the Total Specified Amount (i.e., by the Rider Specified Amount attributable to the Supplemental Insurance Rider), then  the overall monthly charges associated with the Policy will increase , even if the Base Specified Amount is not changed.  If, however, the Policy Owner purchase s the Rider and do es not increase the Total Specified Amount and instead reduce s the Base Specified Amount by an off-setting amount of Rider Specified Amount, then electing the Supplemental Insurance Rider will potentially reduce the overall monthly charges associated with the Policy.

Rider Variable Account Asset Charge.  The table below shows the current factors used to determine the Variable Account Asset Charges applicable to the Rider Specified Amount.

Current Supplemental Insurance Rider Variable Account Asset Charges (shown as an annual rate)1
Policy Years	Per Policy Charge Based on the Band Assigned to the Policy (as a percentage of assets allocated to the Variable Account)
	Band 1 $100,000 - $249,999	Band 2 $250,000 - $499,999	Band 3 $500,000 - $999,999	Band 4 ≥ $1,000,000
1-10	0.50%	0.35%	0.30%	0.25%
11-20	0.30%	0.20%	0.15%	0.15%
21-30	0.20%	0.15%	0.15%	0.10%
31 and Beyond	0.10%	0.05%	0.05%	0.05%

1  To calculate the monthly deduction based on the annual rates listed above, use the following formula.

              Monthly Rate = (1+ Annual Rate) (Number of days in the Month / Number of days in the year) - 1

The maximum Rider Variable Account Asset Charge is 0.90% (annual rate).

We determine the Variable Account Asset Charge by multiplying a Policy's Cash Value allocated to the Variable Account by the weighted average (i.e., a blend that uses the relative proportions of the Base and Rider Specified Amounts) of the Variable Account Asset Charges for the Base Policy and the Supplemental Insurance Rider.  Currently, the Variable Account Asset Charge is no more than (and is guaranteed never to exceed) 0.076126% on a monthly basis (and ranges between 0.05% and 0.90% on an annual basis), of a Policy's net assets allocated to the Variable Account.  The guaranteed maximum annual and monthly charges applicable to a particular P olicy are shown on the Policy Data Pages.

Rider Specified Amount Charge.  If the Policy Owner purchase s the Supplemental Insurance Rider, we deduct a monthly Rider Specified Amount Charge from the Policy's Cash Value to compensate us for sales, underwriting, distribution, and issuance of the rider.  The charge applicable to a particular Policy depends on the Total Specified Amount and the allocation of the Total Specified Amount between Base Specified Amount and Rider Specified Amount. The charge is determined using a weighted average (i.e., a blend that uses the relative proportions of the Base and Rider Specified Amounts) of the base and rider charges.

The Rider Specified Amount Charge will be deducted proportionally from a Policy's Sub-Account allocations and the fixed account. The table below shows the current Rider Specified Amount Charges.

Rider Specified Amount Charges

Per Policy Charge Based on the Band Assigned to the Policy
Band 1 $100,000 - $249,999	Band 2 $250,000 - $499,999	Band 3 $500,000 – $999,999	Band 4 ≥ $1,000,000
$0.04 per $1,000 of Rider Specified Amount	$0.03 per $1,000 of Base Specified Amount	$0.03 per $1,000 of Base Specified Amount	$0.03 per $1,000 of Base Specified Amount

The maximum guaranteed monthly Supplemental Insurance Rider Specified Amount Charge is $0.40 per $1,000 of Specified Amount.

To determine total specified amount charges, the Policy Owner must add the amount of the Base Specified Amount charge to the Rider Specified Amount charge.  Total charges are a weighted average of the amount of Base Specified Amount and Rider Specified Amount the Policy Owner elected.  The end result is a charge blending.

Here is an example of how charges are blended if the Policy Owner elect s Base Specified Amount and Rider Specified Amount.   For this example, assume the following:

Total Specified Amount = $19,650,000.

Base Specified Amount = 50% or $9,825,000.

Rider Specified Amount = 50% or $9,825,000.

The amount of first year Premium = $900,000.

The charges are calculated using the following formula.

Where:

BA = Base Specified Amount Allocation (as a percentage)

BSAC = Base Specified Amount Charge

RA = Rider Specified Amount Allocation (as a percentage)

RSAC = Rider Specified Amount Charge

Total Per $1,000 Specified Amount Charge = [(BA x BSAC) + (RA x RSAC)] x [Total Specified Amount / $1,000]

Using this formula and the assumptions described above, here is how the calculation would work.

Total Specified Amount = $19,650,000

BA = 50%

BSAC = $0.065
RA = 50%
RSAC = $0.03

Total Per $1,000 Specified Amount Charge	= [(50% x $0.065) + (50% x $0.03)] x [$19,650,000 / $1,000]
= [($0.0325) + ($0.015)] x [19,650]
= [$0.0475] x [19650]
= $933.38 per month

Supplemental Insurance Rider Cost of Insurance Charge.  If the Policy Owner elect s the Supplemental Insurance Rider, we deduct a monthly Supplemental Insurance Rider Cost of Insurance charge to compensate us for providing term life insurance on the Insured.  This charge is determined by multiplying the Rider’s cost of insurance rate by the Rider’s death benefit (described below).  We base the supplemental insurance cost of insurance rate on our expectations as to future experience for factors such as mortality, persistency, expenses, and taxes.  The supplemental insurance rider cost of insurance rate will vary by the Insured’s Attained Age, sex (if not unisex classified), tobacco use, Substandard Ratings, underwriting class, the applicable band, and the number of years from the Policy Date.  The Rider Cost of Insurance Charge may include a Flat Extra for certain Substandard Ratings.  For a detailed description of how Flat Extras operate, see the "Base Policy Cost of Insurance" subsection of the "Policy and Rider Charges" section of this prospectus.

The Supplemental Insurance Rider Cost of Insurance Charge will be deducted proportionally from a Policy's Sub-Account allocations and the fixed account.  Because we deduct the Rider charge from the Cash Value, purchase of this Rider could reduce the amount of the Death Benefit when the Death Benefit depends on Cash Value.

Death Benefit Calculations with the Supplemental Insurance Rider.  The death benefit option chosen for the base policy will also be the death benefit option for the Rider and calculation of the Death Benefit.  The current death benefit option in effect is shown on the Policy Data Page.  The Death Benefit is calculated as the greater of: (1) the Total Specified Amount; or (2) the Minimum Required Death Benefit (which will differ depending on whether the guideline premium/cash value corridor test or the cash value accumulation test is used).

After the Death Benefit is calculated, it is allocated between the Policy Owner elected amounts of base policy and this Rider.

1.	Base Policy Death Benefit – The amount of the Death Benefit we allocate to the base policy is calculated using the formula below.

Base Policy Death Benefit =                   CV  +   (Total NAAR)   x    (Base Specified Amount)
(Total Specified Amount)

Where:

CV = the Cash Value of the Policy

Total NAAR = the total Net Amount At Risk which is the Death Benefit minus the Cash Value

The formula above determines the portion of the Death Benefit applied to base by determining the ratio Base Specified Amount bears to Total Specified Amount.

2.
Supplemental Insurance Rider Death Benefit – The amount of the Death Benefit we allocate to the Supplemental Insurance Rider is calculated by taking the Death Benefit and subtracting the Base Policy Death Benefit (as calculated in item 1 above).

In most instances, Policy charges end up being lower if the Policy Owner applies as much coverage as possible to the Rider.

Total Specified Amount remains the same unless the Policy Owner specifically request s an increase or decrease.  All increases or decreases are done proportionally based on a Policy's established allocation between Rider Specified Amount and Base Specified Amount.

If the Cash Value increases, the portion of the Death Benefit attributable to this Rider may, at times, be less than the Rider Specified Amount.   If the Cash Value decreases, the portion of the Death Benefit attributable to the base policy may, at times, be less than the Base Specified Amount.

Mutual Fund Operating Expenses

In addition to the charges listed above, there are also charges associated with the mutual funds in which the Sub-Accounts invest.  While the Policy Owner will not pay these charges directly, they will affect the value of the assets they have allocated to the Sub-Accounts because these charges are reflected in the underlying mutual fund prices that we subsequently use to value your Sub-Account units.  Please see the underlying mutual funds’ prospectuses for additional information about these charges.

C opies of any of the underlying mutual funds’ prospectuses available under the Policy may be requested FREE OF CHARGE .  Information on how to contact us is located on the front page of this prospectus.

A Note on Charges

During a Policy's early years, the expenses we incur in distributing and establishing the Policy exceed the deductions we take.  Nevertheless, we expect to make a profit over time because variable life insurance is intended to be a long-term financial investment.  Accordingly, we have designed the Policy with features and investment options that we believe support and encourage long-term ownership.

We make many assumptions and account for many economic and financial factors when we establish the Policy's fees and charges.  The following is a discussion of some of the factors that are relevant to the Policy's pricing structure.

Distribution, Promotional, and Sales Expenses.  Distribution, promotional and sales expenses include amounts we pay to broker-dealer firms as commissions, expense allowances and marketing allowances.  We refer to these expenses collectively as "total compensation." The maximum total compensation we pay to any broker-dealer firm in conjunction with policy sales is 37.00% of first year premiums and 17.00% of renewal premium after the first year.

We have the ability to customize the total compensation package of our broker-dealer firms.  We may vary the form of compensation paid or the amounts paid as commission, expense allowance or marketing allowance; however, the total compensation will not exceed the maximum (37.00% of first year premiums and 17.00% of renewal premium after the first year).  Commission may also be paid as an asset-based amount instead of a premium based amount.  If an asset-based commission is paid, it will not exceed 1.25% of the non-loaned cash value per year.

The actual amount and/or forms of total compensation we pay depend on factors such as the level of premiums we receive from respective broker-dealer firms and the scope of services they provide.  Some broker-dealer firms may not receive maximum total compensation.

Individual registered representatives typically receive a portion of the commissions/total compensation we pay, depending on their arrangement with their broker-dealer firm.  If you would like to know the exact compensation arrangement associated with this product, you should consult your registered representative.

Information on Underlying Mutual Fund Payments

Our Relationship with the Underlying Mutual Funds.  The underlying mutual funds incur expenses each time they sell, administer, or redeem their shares.  The separate account aggregates Policy Owner purchase, redemption, and transfer requests and submits net or aggregated purchase/redemption requests to each underlying mutual fund daily.  The separate account (and not the Policy Owner s) is the underlying mutual fund shareholder.  When the separate account aggregates transactions, the underlying mutual fund does not incur the expense of processing individual transactions it would normally incur if it sold its shares directly to the public.  We incur these expenses instead.

We also incur the distribution costs of selling the Policy (as discussed above), which benefit the underlying mutual funds by providing Policy Owner s with Sub-Account options that correspond to the underlying mutual funds.

An investment adviser or subadviser of an underlying mutual fund or its affiliates may provide us or our affiliates with wholesaling services that assist in the distribution of the Policy and may pay us or our affiliates to participate in educational and/or marketing activities.  These activities may provide the adviser or subadviser (or their affiliates) with increased exposure to persons involved in the distribution of the Policy.

Types of Payments We Receive.  In light of the above, the underlying mutual funds or their affiliates make certain payments to us or our affiliates.  The amount of these payments is typically based on a percentage of assets invested in the underlying mutual funds attributable to the policies and other variable policies we and our affiliates issue, but in some cases may involve a flat fee.  These payments may be used by us for any corporate purpose, which include reducing the prices of the policies, paying expenses that we or our affiliates incur in promoting, marketing, and administering the policies and the underlying mutual funds, and achieving a profit.

We or our affiliates receive the following types of payments:

• Underlying mutual fund 12b-1 fees, which are deducted from underlying mutual fund assets;

•	Sub-transfer agent fees or fees pursuant to administrative service plans adopted by the underlying mutual fund, which may be deducted from underlying mutual fund assets; and

•
Payments by an underlying mutual fund’s adviser or subadviser (or its affiliates).  Such payments may be derived, in whole or in part, from the advisory fee, which is deducted from underlying mutual fund assets and is reflected in underlying mutual fund charges.

Furthermore, we benefit from assets invested in our affiliated underlying mutual funds (i.e., Nationwide Variable Insurance Trust) because our affiliates also receive compensation from the underlying mutual funds for investment advisory, administrative, transfer agency, distribution, and/or other services.  Thus, we may receive more revenue with respect to affiliated underlying mutual funds than unaffiliated underlying mutual funds.

We took into consideration the anticipated payments from the underlying mutual funds when we determined the charges imposed under the policies (apart from fees and expenses imposed by the underlying mutual funds).  Without these payments, we would have imposed higher charges under the Policy.

Amount of Payments We Receive.  For the year ended December 31, 2007, the underlying mutual fund payments we and our affiliates received from the underlying mutual funds did not exceed 0.55% (as a percentage of the average daily net assets invested in the underlying mutual funds) offered through the Policy or other variable policies that we and our affiliates issue.  Payments from investment advisers or subadvisers to participate in educational and/or marketing activities have not been taken into account in this percentage.

Most underlying mutual funds or their affiliates have agreed to make payments to us or our affiliates, although the applicable percentages may vary from underlying mutual fund to underlying mutual fund and some may not make any payments at all.  Because the amount of the actual payments we or our affiliates receive depends on the assets of the underlying mutual funds attributable to the Policy, we and our affiliates may receive higher payments from underlying mutual funds with lower percentages (but greater assets) than from underlying mutual funds that have higher percentages (but fewer assets).

For additional information related to the amount of payments Nationwide receives, go to www.nationwide.com.

Identification of Underlying Mutual Funds.  We may consider several criteria when identifying the underlying mutual funds, including some or all of the following:  investment objectives, investment process, investment performance, risk characteristics, investment capabilities, experience and resources, investment consistency, and fund expenses.  Another factor we consider during the identification process is whether the underlying mutual fund’s adviser or subadviser is one of our affiliates or whether the underlying mutual fund, its adviser, its subadviser(s), or an affiliate will make payments to us or our affiliates.

There may be underlying mutual funds with lower fees, as well as other variable policies that offer underlying mutual funds with lower fees.  You should consider all of the fees and charges of the Policy in relation to its features and benefits when making your decision to invest.  Please note that higher policy and underlying mutual fund fees and charges have a direct effect on your investment performance.

Policy Loans

After the expiration of the free-look period and while the Policy is In Force, you may take a loan against the Policy's Cash Value.  Loan requests must be submitted in writing to our Home Office.  You may increase your risk of Lapse if you take a policy loan.  There also may be adverse tax consequences.  You should obtain competent tax advice before you decide to take a policy loan.

Loan Amount and Interest Charged

While the Policy is In Force, you may request a policy loan provided that, at the time of the loan request, the loan amount plus the Policy Loan Account does not exceed 90% of the Cash Value.  Any applicable Enhancement Benefit is not available to be taken as a policy loan.  The minimum loan amount is $500.

The interest rate on the amount of outstanding Indebtedness will always be a rate between 2.10% and 3.50% per annum.  The maximum guaranteed rate is 3.50% per annum. Policy loan interest charge may provide revenue for risk charges and profit.  The current effective annual interest rate charged on the outstanding balance of your loan is 2.80% for  policy years 1 through 15, 2.55% for policy years 16 through 30, and 2.10% thereafter.

The interest will accrue daily and is payable at the end of each policy year, or at the time of a new loan, a loan repayment, the Insured’s Death, a policy lapse, or a full surrender.  If the interest is not paid when due, we will add it to the outstanding loan amount by transferring a corresponding amount of Cash Value from each Sub-Account to the Policy Loan Account in the same proportion as your Sub-Account allocations.

Collateral and Interest Earned

As collateral for the policy loan, we will transfer Cash Value equal to the policy loan amount to the Policy Loan Account.  Amounts transferred from the Sub-Accounts will be in the same proportion as your Sub-Account allocations, unless you instruct otherwise.  We will only transfer amounts from the fixed account if the loan amount exceeds 90% of the Cash Value allocated to the Sub-Accounts.

Amounts in the Policy Loan Account will accrue and be credited daily interest at a rate not less than the stated interest crediting rate shown on your Policy Data Page.

Net Effect of Policy Loans

We will charge interest on the outstanding policy loan amount and credit interest to the Policy Loan Account at the same time.  In effect, the policy loan interest rate is netted against the interest crediting rate, and this is the amount that you are "charged" for taking the policy loan.  The Policy Loan Interest Charged is reflected in the Periodic Charges Other Than Mutual fund Operating Expenses table in the "In Summary: Fee Tables" section of this prospectus.

The amount transferred to the Policy Loan Account will neither be affected by the Investment Experience of the Sub-Accounts, nor will it be credited with the same interest rates credited to fixed account allocations.  Even if it is repaid, a policy loan will affect the Policy, the Policy Loan Account, the Cash Surrender Value and the Death Benefit.  If your total Indebtedness ever exceeds the Policy's Cash Value, your Policy may Lapse.

Repayment

You may repay all or part of a policy loan at any time while the Policy is In Force.  The minimum repayment amount is $25.  We will apply all loan repayments to the Sub-Accounts according to the allocation instructions in effect at the time the payment is received, unless you indicate otherwise.  While your policy loan is outstanding, we will treat any payments that you make as Premium payments, unless you request that they be applied as policy loan repayments.  Repaying a policy loan will cause the Cash Surrender Value to increase accordingly.

Lapse

The Policy is at risk of Lapsing when the Cash Surrender Value is insufficient to cover the monthly policy charges.  Before any Policy Lapses, there is a Grace Period during which you can take action to prevent the Lapse.  Subject to certain conditions, you may reinstate a Policy that has Lapsed.

Grace Period

At the beginning of a Grace Period, we will send you a notice that will indicate the amount of Premium you must pay to avoid Lapsing the Policy.  This amount is equal to at least four times the current month’s policy charges.  If you do not pay the indicated amount within sixty-one days, the Policy and all Riders will Lapse.

The Grace Period will not alter the operation of the Policy or the payment of the Proceeds.

Reinstatement

You may reinstate a Lapsed Policy by:

•	submitting, at any time within three year after the end of the Grace Period and before the Maturity Date, a written request to reinstate the Policy;

•	providing any evidence of insurability that we may require;

•	paying sufficient Premium to keep the Policy In Force for three months from the date of reinstatement;

•	paying sufficient Premium to cover all policy charges that were due and unpaid during the Grace Period; and

•	repaying or reinstating any Indebtedness that existed at the end of the Grace Period.

Subject to satisfactory evidence of insurability at the same rates, you may also reinstate the Supplemental Insurance Rider.

The effective date of a reinstated Policy (including any Riders) will be the monthly anniversary of the Policy Date on or next following the date we approve the application for reinstatement.  If the Policy is reinstated, the Cash Value on the date of reinstatement will be set equal to the Cash Value at the end of the Grace Period.  We will then add to the Cash Value any Premiums or loan repayments that you made to reinstate the Policy.

The Sub-Account allocations that were in effect at the start of the Grace Period will be reinstated, unless you indicate otherwise.

Surrenders

Full Surrender

You may entirely surrender the Policy for the Cash Surrender Value at any time while the Insured is alive and the Policy is In Force.  A surrender will be effective as of the date we receive your written surrender request on a form acceptable to us at our Home Office.  We may also require you to return the Policy.  We reserve the right to postpone payment of that portion of the Cash Surrender Value attributable to the fixed account for up to six months.  The Cash Surrender Value will be paid to you in a lump sum, unless you elect to leave the Proceeds on deposit with us (or an affiliate).   No Enhancement Benefit will be applied to a Policy that is surrendered pursuant to Section 1035 of the Code.

Partial Surrender

You may request, in writing to our Home Office, a partial surrender of the Policy’s Cash Surrender Value at any time after the Policy has been In Force for one year.  We may require that you send the Policy to us for endorsement.

We reserve the right to limit the number of partial surrenders to one per policy year.  The minimum amount of any partial surrender request is $500; the maximum amount of a partial surrender is the Cash Value less the greater of $500 or the amount equal to three months of policy charges.  Any applicable Enhancement Benefit is not available to be taken as a partial surrender.  Monthly policy charges are calculated for each month, beginning on the Policy Date, as follows:

1. Base Variable Account Asset Charge; plus

2. Administrative Charges; plus

3. Base Specified Amount Charge; plus

4. the monthly cost of any additional benefits provided by any Riders; plus

5. the Base Policy Cost of Insurance.

A partial surrender cannot cause the Total Specified Amount to be reduced below the minimum Total Specified Amount indicated on the Policy Data Page, and after any partial surrender, the Policy must continue to qualify as life insurance under Section 7702 of the Code.  Partial surrenders may be subject to income tax penalties.  They could also cause your Policy to become a "modified endowment contract" under the Code, which could change the income tax treatment of any distribution from the Policy.  We reserve the right to postpone payment of that portion of the partial surrender attributable to the fixed account for up to six months.

If you take a partial surrender, we will surrender Accumulation Units from the Sub-Accounts proportionally based on the current assets allocated to each Sub-Account to equal the amount of the partial surrender.  If there are insufficient Accumulation Units available, we will surrender amounts from the fixed account.

Reduction of the Total Specified Amount due to a Partial Surrender.  When you take a partial surrender, we reduce the Total Specified Amount to prevent an increase in the Net Amount At Risk, unless your partial surrender is a preferred partial surrender.  Preferred partial surrenders and how they are applied to a reduction in Total Specified Amount are described in more detail below.  Reduction of Total Specified Amount is proportional between elected Base Specified Amount and Rider Specified Amount.

The Policy’s charges going forward will be based on the new Total Specified Amount.  Any reduction of the Total Specified Amount will be made in the following order: against the most recent increase in the Total Specified Amount, then against the next most recent increases in the Total Specified Amount in succession, and finally, against the initial Total Specified Amount.

We do not reduce the Total Specified Amount on any portion of the total partial surrender that is a preferred partial surrender.  For preferred partial surrenders, we reduce the Total Specified Amount by an amount that is no more than the difference between the total partial surrender and any portion that is a preferred partial surrender.  A preferred partial surrender is a partial surrender that:

•	occurs before the 15th anniversary of the Policy Date; and

•	when added to any prior preferred policy surrenders taken in same policy year, does not exceed 10% of the Cash Surrender Value as of the beginning of that policy year.

Normally, we will pay the surrender amount within thirty days after we receive your written request in good order at our Home Office.  We reserve the right to delay payment of the Cash Surrender Value arising from the fixed account for six months.  Generally, if the Policy has a Cash Surrender Value in excess of the Premiums you have paid, the excess upon surrender will be included in your income for federal income tax purposes.

The Death Benefit

Calculation of the Death Benefit

We will calculate the Death Benefit and pay it to the Beneficiary when we receive (at our Home Office) all information required to process the Death Benefit, including, but not limited to, proof that the Insured has died.  The Death Benefit may be subject to an adjustment if you make an error or misstatement upon application, or if the Insured dies by suicide.  The Death Benefit will be paid to the Beneficiary in a lump sum, unless the Beneficiary elects to leave the Death Benefit on deposit with us (or an affiliate).

While the Policy is In Force, the Death Benefit attributable to the base policy will never be less than the Base Specified Amount associated with the base policy.  The Death Benefit will depend on which Death Benefit option you have chosen, any coverage elected under the Supplemental Insurance Rider, and the tax test you have elected, as discussed in greater detail below.  Also, the Death Benefit may vary with the Cash Value of the Policy, which is affected by Investment Experience, outstanding Indebtedness, and any due and unpaid policy charges that accrued during a Grace Period.

Death Benefit Options

There are three Death Benefit options under the Policy.  You may choose one.  If you do not choose one of the following Death Benefit options, we will assume that you intended to choose Death Benefit Option 1.  Not all Death Benefit options are available in all states.

Death Benefit Option 1.  The Death Benefit will be the greater of:

•	the Total Specified Amount as of the date of the Insured’s death, or

•	the applicable percentage, as specified in the Policy Data Pages, of the Enhanced Cash Value as of the date of the Insured’s death.

Death Benefit Option 2.  The Death Benefit will be the greater of:

•	the Total Specified Amount plus the Cash Value as of the date of the Insured’s death, or

•	the applicable percentage, as specified in the Policy Data Pages, of the Enhanced Cash Value as of the date of the Insured’s death.

Death Benefit Option 3.  The Death Benefit will be the greater of:

•	(a) plus (b), where:

(a) = the Total Specified Amount as of the date of the Insured’s death; and

(b) = the greater of zero or the lesser of (i) and (ii), where

(i) = the Death Benefit Option 3 maximum increase shown on the Policy Data Page; and

(ii) = the accumulated premium amount.  The accumulated premium amount equals all Premium payments as of the date of the Insured’s death accumulated at the Death Benefit Option 3 interest rate shown on the Policy Data Page, less the total of all partial surrenders taken from the Policy as of the date of the Insured’s death accumulated at the Death Benefit Option 3 interest rate shown on the Policy Data Page; or

•	the applicable percentage, as specified in the Policy Data Pages, of the Enhanced Cash Value as of the date of the Insured’s death.

Maximum Death Benefit

We reserve the right to limit the Death Benefit to the Maximum Death Benefit shown on the Policy Data Page.  Currently, for Option 1 and Option 2, the Maximum Death Benefit is equal to the sum of the Cash Value and the lesser of (i) 200% of the Total Specified Amount on the Policy Date and (ii) $8,000,000.  For Option 3, the maximum Death Benefit is equal to the lesser of (i) 200% of the Specified Amount plus the lesser of (a) the Option 3 maximum increase and (b) the accumulated premium amount; and (ii)  the sum of the Cash Value and $8,000,000.  We may increase the Maximum Death Benefit in our sole discretion.

For each Valuation Period and upon the death of the Insured, we will determine whether the Policy’s Cash Value would cause the Death Benefit to be greater than the Maximum Death Benefit.  If the Death Benefit would exceed the Maximum Death Benefit, and we choose to exercise our limitation right, we will surrender an amount from the Policy to lower the Cash Value.  The partial surrender will be for the amount necessary to lower the Cash Value to a level that would result in the Death Benefit not exceeding the sum of the Cash Value and the lesser of (i) 180% of the Total Specified Amount on the Policy Date and (ii) $7,200,000.  The forced partial surrender will reduce the Cash Value and Total Specified Amount below the Maximum Death Benefit.  We do this to avoid constant and small forced partial surrenders.   If you have elected the Supplemental Insurance Rider, the Rider Specified Amount and the Base Specified Amount will be proportionally reduced.  A forced partial surrender of this nature will ultimately reduce total policy charges because of the decreased Total Specified Amount (decreased coverage results in lower charges).

There is no action you can take to prevent a forced partial surrender.  In addition, there may be adverse tax consequences on a forced partial surrender.  We will provide you notice of any forced partial surrender.  A forced partial surrender has the same impact as a requested partial surrender which means your Total Specified Amount will be reduced proportionally between any elected Base Specified Amount and Rider Specified Amount and will result in a corresponding decrease in charges.

If Death Benefit Option 3 is applicable and the accumulated premium amount is greater than the Cash Value, we reserve the right to reduce the amount previously credited to the accumulated premium amount to an amount equal to 90% of the Cash Value immediately before the distribution.  For example, if at the time of the pre-death distribution, your Cash Value is $100 and your accumulated premium amount is $102, we would reduce your accumulated premium amount by $12 to $90 (i.e., 90% of the Cash Value). The accumulated premium amount will not become less than zero because of a pre-death distribution.  The partial surrender will be deducted proportionally from your Sub-Account allocations and the fixed account.  The partial surrender amount will be paid to the Policy Owner via check and will be accompanied by a confirmation statement.

Partial surrenders may result in adverse tax consequences that are the sole responsibility of the Policy Owner.

The Maximum Death Benefit may, under certain circumstances, curtail the flexibility that the Policy affords you.  For example, the Policy's Cash Value may increase at a rate that outpaces the ratio of Cash Value to life insurance permitted under the Internal Revenue Code.  In some instances, you and we may address this situation by increasing the Total Specified Amount of insurance so that the Policy's ratio of Cash Value to life insurance is readjusted to comply with the Code definition.  If, however, an increase in the Specified Amount would cause the Death Benefit to exceed the Maximum Death Benefit, then this method of achieving compliance with the Code definition of life insurance may not be available.

We will notify you that a pre-death distribution and/or a reduction in the accumulated premium amount has been generated.  We will send this notice no later than thirty days after we become aware that the maximum Death Benefit has been exceeded.  Taxes arising from the pre-death distribution, if any, are your responsibility.  We urge you to confer with your tax adviser regarding tax implications of receiving a pre-death distribution prior to the purchase of this Policy.

If the Death Benefit would exceed the Maximum Death Benefit, and we choose not to exercise our limitation right, we will increase the Maximum Death Benefit amount by endorsing the Policy or reissuing the Policy Data Page.

Changes in the Death Benefit Option

After the first policy year, you may elect to change the Death Benefit option from either Death Benefit Option 1 to Death Benefit Option 2, or from Death Benefit Option 2 to Death Benefit Option 1.  You may not change to Death Benefit Option 3.  However, you may change from Death Benefit Option 3 to Death Benefit Option 1 or Death Benefit Option 2.  We will permit only one change of Death Benefit option per policy year.  The effective date of a change will be the monthly anniversary of the Policy Date following the date we approve the change.

For any change in the Death Benefit option to become effective, the Cash Surrender Value after the change must be sufficient to keep the Policy In Force for at least three months.

Upon effecting a change from Option 1 to Option 2, we will reduce the Total Specified Amount so that the Net Amount At Risk remains the same.  Also, upon effecting a change from Option 3 to Option 2, we will adjust the Total Specified Amount so that the Net Amount at Risk remains the same .

However, upon effecting a change from Option 2 to Option 1, the Total Specified Amount will remain unchanged, resulting in a reduction of the Net Amount At Risk.

We will refuse a Death Benefit option change that would reduce the Total Specified Amount to a level where the Premium you have already paid would exceed any premium limit under the tax tests for life insurance.

Where the Policy Owner has selected the guideline premium/cash value corridor test, a change in Death Benefit option will not be permitted if it results in the total Premiums paid exceeding the maximum premium limitations under Section 7702 of the Code.

Incontestability

Except for material misrepresentations, we will not contest payment of the Death Benefit based on the initial Total Specified Amount, if applicable, after the Policy has been In Force during the Insured's lifetime for two years from the Policy Date.

For any change in Total Specified Amount requiring evidence of insurability, we will not contest payment of the Death Benefit based on such increase after it has been In Force during the Insured's lifetime for two years from its effective date.

We will not contest the reinstatement of the Policy after the reinstated Policy has been In Force during the Insured’s lifetime for two years from the effective date of the reinstatement.  We will not contest the Policy after a change in the Insured (pursuant to election of the Change of Insured Rider) after it has been In Force during the new Insured’s lifetime for two years from the Change Date.

Suicide

If the Insured dies by suicide, while sane or insane, within two years from the Policy Date or the reinstatement date, we will pay no more than the sum of the Premiums paid, less any Indebtedness, and less any partial surrenders.  If such Insured’s Policy had a Supplemental Insurance Rider, we will return the charges deducted for such Rider, but not pay the death benefit.

If the Insured dies by suicide, while sane or insane, within two years from the date we accept an application for an increase in the Total Specified Amount, we will pay no more than the Death Benefit associated with insurance that has been In Force for at least two years from the Policy Date, plus the Cost of Insurance Charges associated with any increase in Total Specified Amount that has been In Force for a shorter period.

If the Insured dies by suicide, while sane or insane, within two years from the effective date of a change of Insured (pursuant to the terms of the Change of Insured Rider, if elected), we will pay no more than the Cash Value as of the Change Date, plus any Premium paid since such date, less any Indebtedness, and less any partial surrenders.

If the Policy was issued pursuant to an exchange under Section 1035 of the Code, and the Insured dies by suicide within two years of the Policy Date, we will pay a Death Benefit equal to the lesser of: (a) the amount of insurance under the exchanged Policy as of the Policy Date; or (b) the Total Specified Amount of this Policy.  This provision only applies if the Policy Owner is also the Beneficiary, and if the exchanged Policy was originally issued more than two years prior to the Policy Date of this Policy.  If the Policy Owner and Beneficiary are not the same, the amount of insurance received will be the amount of insurance under the exchanged (predecessor) Policy as of the Policy Date.

Policy Maturity

If the Policy is In Force on the Maturity Date, the Policy will automatically be extended to the Insured's date of death, unless you elect otherwise.  Refer to the "Extending Coverage Beyond the Maturity Date" section below for additional information.

If you elect not to extend the Policy beyond the Maturity Date and the Policy is In Force, we will pay the Maturity Proceeds to you, generally, within seven days after we receive your written request at our Home Office.  Payment of Proceeds will be postponed, however, when: the New York Stock Exchange is closed; the SEC restricts trading or declares an emergency; the SEC permits us to defer it for the protection of our Policy Owner s; or the Proceeds are to be paid from the fixed account.  The Maturity Proceeds will equal the Policy's Cash Value minus any Indebtedness and will be paid directly to you in a lump sum, unless you elect to leave the Proceeds on deposit with us (or an affiliate) in an interest-bearing account.  After we pay the Proceeds, the Policy is terminated.

The primary purpose of Maturity Date extension is to continue the life insurance coverage, and avoid current income taxes on any earnings in excess of your cost basis if the maturity Proceeds are taken.  See, "Surrendering the Policy; Maturity," in the "Taxes" section of this prospectus for additional information.

Assuming you have no outstanding loans on the Maturity Date and no partial surrenders or loans are taken after the Maturity Date, the Proceeds after the Maturity Date will equal or exceed the Proceeds at maturity.  However, because the loan interest rate charged may be greater than loan interest credited, if you have an outstanding loan on or after the Maturity Date, Proceeds after the Maturity Date may be less than the Proceeds at maturity.

Extending Coverage Beyond the Maturity Date

After the Maturity Date, the Policy will operate the same as it did prior to the Maturity Date, except as follows:

(1)	no changes to the Total Specified Amount will be allowed;

(2)	the Proceeds will equal the Cash Value;

(3)	Death Benefit Options 2 and 3 will be changed to a revised Death Benefit 1 where the death benefit equals the Cash Value only;

(4)	100% of the Policy's Cash Value will be transferred to the fixed account;

(5)	no additional Premium payments will be allowed; and

(6)	no additional periodic charges will be deducted.

Payment of Policy Proceeds

We will pay Proceeds within thirty days after we receive your written request in good order at our Home Office, unless you elect to leave the Proceeds on deposit with us (or an affiliate) in an interest-bearing account.

We may make two lump sum payments of the Proceeds.  The first lump sum will be the portion of the Cash Surrender Value in the separate account attributable to Proceeds and will be paid within seven days of the date we receive your written request in good order at our Home Office.  We may delay payment of the first lump sum in cases where the SEC permits us by emergency order to do so.  Any remaining Proceeds will be paid by us in a second lump sum within thirty days after we receive your written request in good order at our Home Office.  We reserve the right to delay payment of any portion of the Cash Surrender Value attributable to the fixed account for up to six months, or as permitted under state law.

Taxes

The tax treatment of life insurance policies under the Code is complex and the tax treatment of your Policy will depend on your particular circumstances.   Seek competent tax advice regarding the tax treatment of the Policy given your situation.  The following discussion provides an overview of the Code’s provisions relating to certain common life insurance policy transactions.  It is not and cannot be comprehensive, and it cannot replace personalized advice provided by a competent tax professional.

Types of Taxes

Federal Income Tax.  Generally, the United States assesses a tax on income, which is broadly defined to include all items of income from whatever source, unless specifically excluded.  Certain expenditures can reduce income for tax purposes and correspondingly the amount of tax payable.  These expenditures are called deductions.  While there are many more income tax concepts under the Code, the concepts of "income" and "deduction" are the most fundamental to the federal income tax treatment that pertains to this Policy.

Federal Transfer Tax.  In addition to the income tax, the United States also assesses a tax on some or all of the value of certain transfers of wealth made by gift while a person is living (the federal gift tax), and by bequest or otherwise at the time of a person’s death (the federal estate tax).

The federal gift tax is imposed on the value of the property (including cash) transferred by gift.  Each donor is allowed to exclude an amount (in 2009, up to $13,000 per recipient) from the value of present interest gifts.  In addition, each donor is allowed a credit against the tax on the first million dollars in lifetime gifts (calculated after taking into account the $13,000 exclusion amount).  An unlimited marital deduction may be available for certain lifetime gifts made by the donor to the donor's spouse.  Unlike the estate tax, the gift tax is not scheduled to be repealed.

In general, in 2009, an estate of less than $3,500,000 (inclusive of certain pre-death gifts) will not incur a federal estate tax liability.  The federal estate tax (but not the federal gift tax) is scheduled to be repealed effective after 2009; however, unless Congress acts to make that repeal permanent, the estate tax is scheduled to be reinstated with respect to decedents who die after December 31, 2010.  If the estate tax is reinstated and Congress has not acted further, the size of estates that will not incur an estate tax will revert to $1 million.

An unlimited marital deduction may be available for federal estate tax purposes for certain amounts that pass to the surviving spouse.

If the transfer is made to someone two or more generations younger than the transferor, the transfer may be subject to the federal generation-skipping transfer tax ("GSTT").  The GSTT provisions generally apply to the same transfers that are subject to estate or gift taxes.  The tax is imposed at a flat rate equal to the maximum estate tax rate (for 2009, 45%), and there is a provision for an exemption (for 2009, $3.5 million).  The GSTT tax is scheduled to be repealed effective after 2009; however, unless Congress acts to make that repeal permanent, the GSTT tax is scheduled to be reinstated on January 1, 2011 at a rate of 55%.

State and Local Taxes.  State and local estate, inheritance, income and other tax consequences of ownership or receipt of Policy Proceeds depend on the circumstances of each Policy Owner or beneficiary.  While these taxes may or may not be substantial in your case, state by state differences of these taxes preclude a useful description of them in this prospectus.

Buying the Policy

Federal Income Tax.  Generally, the Code treats life insurance Premiums as a personal expense.  This means that under the general rule you cannot deduct from your taxable income the Premiums paid to purchase the Policy.

Federal Transfer Tax.  Generally, the Code treats the payment of Premiums on a life insurance policy as a gift when the Premium payment benefits someone else (such as when premium payments are paid by someone other than the Policy Owner ).  Gifts are not generally included in the recipient’s taxable income.  If you (whether or not you are the Insured) transfer ownership of the Policy to another person, the transfer may be subject to a federal gift tax.

Investment Gain in the Policy

The income tax treatment of changes in the Policy’s Cash Value depends on whether the Policy is "life insurance" under the Code.  If the Policy meets the definition of life insurance, then the increase in the Policy’s Cash Value is not included in your taxable income for federal income tax purposes unless it is distributed to you before the death of the Insured.

To qualify as life insurance, the Policy must meet certain tests set out in Section 7702 of the Code.  We will monitor the Policy’s compliance with Code Section 7702, and take whatever steps are necessary to stay in compliance with this Section.

Diversification.  In addition to meeting the tests required under Section 7702, Section 817(h) of the Code requires that the investments of the separate account be adequately diversified.  Regulations under Code Section 817(h) provide that a variable life policy that fails to satisfy the diversification standards will not be treated as life insurance unless such failure was inadvertent, is corrected, and the Policy Owner or the issuer pays an amount to the IRS.  If the failure to diversify is not corrected, the income and gain in the Policy would be treated as taxable ordinary income for federal income tax purposes.

We will also monitor compliance with Code Section 817(h) and the regulations applicable to Section 817(h) and, to the extent necessary, will change the objectives or assets of underlying investment options to remain in compliance.  Thus, the Policy should receive federal income tax treatment as life insurance.

Representatives of the IRS have informally suggested, from time to time, that the number of underlying mutual funds available or the number of transfer opportunities available under a variable product may be relevant in determining whether the product qualifies for the desired tax treatment.  In 2003, the IRS issued formal guidance, in Revenue Ruling 2003-91, that indicates that if the number of underlying mutual funds available in a variable insurance product does not exceed 20, the number of funds alone would not cause the Policy to not qualify for the desired tax treatment.  The IRS has also indicated that exceeding 20 investment options may be considered a factor, along with other factors including the number of transfer opportunities available under the Policy, when determining whether the Policy qualifies for the desired tax treatment.  The revenue ruling did not indicate the number of fund options, if any, that would cause the Policy to not provide the desired tax treatment.  Should the U.S. Secretary of the Treasury issue additional rules or regulations limiting: the number of underlying mutual funds, transfers between underlying mutual funds, exchanges of underlying mutual funds or changes in the investment objectives of underlying mutual funds such that the Policy would no longer qualify as life insurance under Section 7702 of the Code, we will take whatever steps are available to remain in compliance.

Periodic Withdrawals, Non-Periodic Withdrawals and Loans

The tax treatment described in this section applies to withdrawals and loans you choose to take from the Policy.  It also applies to Premiums we accept but then return to meet the Code's definition of life insurance, and amounts used to pay the Premium on any rider to the Policy.

The income tax treatment of distributions of cash from the Policy depends on whether the Policy is also a "modified endowment contract" under the Code. Generally, the income tax consequences of owning a life insurance policy that is not a modified endowment contract are more advantageous than the tax consequences of owning a life insurance policy that is a modified endowment contract.

The policies offered by this prospectus may or may not be issued as modified endowment contracts.  If a Policy is issued as a modified endowment contract, it will always be a modified endowment contract; a Policy that is not issued as a modified endowment contract can become a modified endowment contract due to subsequent transactions with respect to the Policy, such as payment of additional Premiums.  If the Policy is not issued as a modified endowment contract, we will monitor it and advise you if the payment of a Premium, or other transaction, may cause the Policy to become a modified endowment contract.

When the Policy is Life Insurance that is a Modified Endowment Contract.  Section 7702A of the Code defines modified endowment contracts as those life insurance policies issued or materially changed on or after June 21, 1988 on which the total Premiums paid during the first seven years exceed the amount that would have been paid if the Policy provided for paid up benefits after seven level annual Premiums.  Under certain conditions, a Policy may become a modified endowment contract, or may become subject to a new 7 year testing period as a result of a "material change" or a "reduction in benefits" as defined by Section 7702A(c) of the Code.

All modified endowment contracts issued to the same Policy Owner by the same company during a single calendar year are required to be aggregated and treated as a single Policy for purposes of determining the amount that is includible in income when a distribution occurs.

The Code provides special rules for the taxation of surrenders, partial surrenders, loans, collateral assignments and other pre-death distributions from modified endowment contracts.  Under these special rules, such transactions are taxable to the extent that at the time of the transaction the Cash Value of the Policy exceeds the investment in the Policy (generally, the Premiums paid for the Policy).  In addition, a 10% tax penalty generally applies to the taxable portion of such distributions unless the Policy Owner is over age 59½ or disabled, or the distribution is part of a series of substantially equal periodic payments as defined in the Code.

When the Policy is Life Insurance that is NOT a Modified Endowment Contract.  If the Policy is not issued as a modified endowment contract, we will monitor Premiums paid and will notify the Policy Owner when the Policy is in jeopardy of becoming a modified endowment contract.

Distributions from life insurance policies that are not modified endowment contracts generally are treated as being from the investment in the Policy (generally, the Premiums paid for the Policy), and then from the income in the Policy.  Because Premium payments are generally nondeductible, distributions not in excess of investment in the Policy are generally not includible in income; instead, they reduce the Policy Owner ’s investment in the Policy.

However, if a Policy is not a modified endowment contract, a cash distribution during the first 15 years after a Policy is issued that causes a reduction in Death Benefits may still become fully or partially taxable to the Policy Owner pursuant to Section 7702(f)(7) of the Code.  You should carefully consider this potential tax ramification and seek further information before requesting any changes in the terms of the Policy.

In addition, a loan from a life insurance policy that is not a modified endowment contract is not taxable when made, although it can be treated as a distribution if it is forgiven during the Policy Owner ’s lifetime.  Distributions from policies that are not modified endowment contracts are not subject to the 10% early distribution penalty tax.

Surrendering the Policy; Maturity

A full surrender, cancellation of the Policy by Lapse, or the maturity of the Policy on its Maturity Date may have adverse tax consequences.  If the amount you receive (or the amount you are deemed to receive) plus total policy Indebtedness exceeds the investment in the Policy (generally, the Premiums paid into the Policy), then the excess generally will be treated as taxable ordinary income, regardless of whether or not the Policy is a modified endowment contract.  In certain circumstances, for example when the Policy Indebtedness is very large, the amount of tax could exceed the amount distributed to you at surrender.

The purpose of the Maturity Date extension feature is to permit the policy to continue to be treated as life insurance for tax purposes .   If you elect not to extend the Maturity Date, the Policy will terminate and the Cash Value will be distributed to the Policy Owner with potentia l adverse tax consequences .   Although we believe that the extension provision will cause the policy to continue to be treated as life insurance after the initially scheduled Maturity Date, that result is not certain due to a lack of specificity in the guidance on the issue.  You should consult with your qualified tax advisor regarding the possible adverse tax consequences that could result from an extension of the scheduled Maturity Date.

Withholding

Distributions of income from a life insurance policy, including a life insurance policy that is a modified endowment contract, are subject to federal income tax withholding.  Generally, the recipient may elect not to have the withholding taken from the distribution.  We will withhold income tax unless you advise us, in writing, of your request not to withhold.  If you request that taxes not be withheld, or if the taxes withheld are insufficient, you may be liable for payment of an estimated tax.

A distribution of income from a life insurance policy may be subject to mandatory back-up withholding.  Mandatory backup withholding means that we are required to withhold taxes on a distribution, at the rate established by Section 3406 of the Code, and the recipient cannot elect to receive the entire distribution at once.  Mandatory backup withholding may arise if we have not been provided a taxpayer identification number, or if the IRS notifies us that back-up withholding is required.

In certain employer-sponsored life insurance arrangements, participants may be required to report for income tax purposes, one or more of the following:

•	the value each year of the life insurance protection provided;

•	an amount equal to any employer-paid Premiums; or

•	some or all of the amount by which the current value exceeds the employer’s interest in the Policy; or

•	interest that is deemed to have been forgiven on a loan that we deemed to have been made by the employer.

Participants in an employer-sponsored plan relating to this Policy should consult with the sponsor or the administrator of the plan, and/or with their personal tax or legal adviser, to determine the tax consequences, if any, of their employer-sponsored life insurance arrangements.

Exchanging the Policy for Another Life Insurance Policy

Generally, you will pay taxes on amounts that you receive in excess of your Premium payments when you completely surrender the Policy.  If, however, you exchange the Policy for another life insurance policy, modified endowment contract, or annuity contract, you will not be taxed on the excess amount if the exchange meets the requirements of Code Section 1035.  To meet Section 1035 requirements, the Insured named in the Policy must be the Insured for the new policy or contract and the new policy.  Generally, the new policy or contract will be treated as having the same issue date and tax basis as the old policy or contract.

If the Policy or contract is subject to a Policy Indebtedness that is discharged as part of the exchange transaction, the discharge of the Indebtedness may be taxable.   Policy Owners should consult with their personal tax or legal advisors in structuring any policy exchange transaction.

Taxation of Death Benefits

Federal Income Tax.  The Death Benefit is generally excludable from the beneficiary's gross income under Section 101 of the Code.  However, if the Policy had been transferred to a new Policy Owner for valuable consideration (e.g. through a sale of a contract), a portion of the Death Benefit may be includable in the beneficiary’s gross income when it is paid.

The payout option selected by the beneficiary may affect how the payments received by the beneficiary are taxed.  Under the various payout options, the amount payable to the beneficiary may include earnings on the Death Benefit, which will be taxable as ordinary income.  For example, if the beneficiary elects to receive interest only, then the entire amount of the interest payment will be taxable to the beneficiary; if a periodic payment (whether for a fixed period or for life) is selected, then a portion of each payment will be taxable interest income, and a portion will be treated as the nontaxable payment of the Death Benefit.   B eneficiaries should consult with their tax advisors to determine the tax consequences of electing a payout option, based on their individual circumstances.

Special federal income tax considerations for life insurance policies owned by employers.   In 2006, President Bush signed the Pension Protection Act of 2006, which contains new Code Sections 101(j) and 6039I, which affect the tax treatment of life insurance policies owned by the employer of the Insured.  These provisions are generally effective for life insurance policies issued after August 17, 2006.  If a life insurance policy was issued on or before August 17, 2006, but materially modified after that date, it will be treated as having been issued after that date for purposes of section 101(j).  Policies issued after August 17, 2006 pursuant to a Section 1035 exchange generally are excluded from the operation of these new provisions, provided that the policy received in the exchange does not have a material increase in death benefit or other material change with respect to the old policy.

New Section 101(j) provides the general rule that, with respect to an employer-owned life insurance policy, the amount of death benefit payable directly or indirectly to the employer that may be excluded from income cannot exceed the sum of Premiums and other payments paid by the policyholder for the Policy.  Consequently, under this general rule, the entire death benefit, less the cost to the policyholder, will be taxable.  Although Section 101(j) is not clear, if lifetime distributions from the Policy are made as a nontaxable return of premium, it appears that the reduction would apply for Section 101(j) purposes and reduce the amount of Premiums for this purpose.

There are 2 exceptions to this general rule of taxability, provided that statutory notice, consent, and information requirements are satisfied.  These requirements are as follows:  Prior to the issuance of the company, (a) the employee is notified in writing that the employer intends to insure the employee's life, and the maximum face amount for which the employee could be Insured at the time that the Policy is issued; (b) the employee provides written consent to being insured under the Policy and that such coverage may continue after the Insured terminates employment; and (c) the employee is informed in writing that the employer will be a beneficiary of any proceeds payable upon the death of the employee.  If the employer fails to meet all of those requirements, then neither exception can apply.

The 2 exceptions are as follows.  First, if proper notice and consent are given and received, and if the Insured was an employee at any time during the 12-month period before the Insured’s death, then new Section 101(j) would not apply.

Second, if proper notice and consent are given and received and, at the time that the Policy is issued, and the Insured is either a director, a "highly compensated employee" (within the meaning of Section 414(q) of the Code without regard to paragraph (a)(B)(ii) thereof), or a "highly compensated individual" (within the meaning of Section 105(h)(5), except "35%" is substituted for "25%" in paragraph (C) thereof), then the new Section 101(j) would not apply.

Code Section 6039I requires any policyholder of an employer-owned policy to file an annual return showing (a) the number of employees of the policyholder, (b) the number of such employees insured under employee-owned policies at the end of the year, (c) the total amount of insurance in force with respect to those policies at the end of the year, (d) the name, address, taxpayer identification number and type of business of the policyholder, and (e) that the policyholder has a valid consent for each Insured (or, if all consents are not obtained, the number of insured employees for whom such consent was not obtained).  Proper recordkeeping is also required by this section.

It is the policyholders responsibility to (a) provide the proper notice to each Insured, (b) obtain the proper consent from each Insured, (c) inform each Insured in writing that the policyholder will be the beneficiary of any proceeds payable upon the death of the Insured, and (d) file the annual return required by Section 6039I.  If the policyholder fail s to provide the necessary notice and information, or fail to obtain the necessary consent, the death benefit will be taxable to the beneficiaries when received.  If the policyholder fail s to file a properly completed return under Section 6039I, the policyholder could be required to pay a penalty.

Federal Transfer Taxes.  When the Insured dies, the Death Benefit will generally be included in the Insured's federal gross estate if: (1) the Proceeds were payable to or for the benefit of the Insured's estate; or (2) the Insured held any "incident of ownership" in the Policy at death or at any time within 3 years of death.  An incident of ownership, in general, is any right in the Policy that may be exercised by the Policy Owner , such as the right to borrow on the Policy or the right to name a new beneficiary.

If the beneficiary is two or more generations younger than the Insured, the Death Benefit may be subject to the GSTT.  Pursuant to regulations issued by the U.S. Secretary of the Treasury, we may be required to withhold a portion of the Proceeds and pay them directly to the IRS as the GSTT tax payment.

If the Policy Owner is not the Insured or a beneficiary, payment of the Death Benefit to the beneficiary will be treated as a gift to the beneficiary from the Policy Owner .

Terminal Illness

Certain distributions made under a policy on the life of a "terminally ill individual" or a "chronically ill individual," as those terms are defined in the Code, are treated as death proceeds.  See, "Taxation of Death Benefits," above.

Special Considerations for Corporations

Section 264 of the Code imposes a number of limitations on the interest and other business deductions that may otherwise be available to businesses that own life insurance policies.  In addition, the Premium paid by a business for a life insurance policy is not deductible as a business expense or otherwise if the business is directly or indirectly a beneficiary of the Policy.

For purposes of the alternative minimum tax ("AMT") that may be imposed on corporations, the death benefit from a life insurance policy, even though excluded from gross income for normal tax purposes, is included in "adjusted current earnings" for AMT purposes.  In addition, although increases to the Cash Surrender Value of a life insurance policy are generally excluded from gross income for normal income tax purposes, such increases are included in adjusted current earnings for income tax purposes.

Due to the complexity of these rules, and because they are affected by a particular policyholder's facts and circumstances, the policyholder should consult with legal and tax counsel and other competent advisers regarding these matters.

Federal appellate and trial courts have examined the economic substance of transactions involving life insurance policies owned by corporations.  These cases involved relatively large loans against the Policy’s Cash Value as well as tax deductions for the interest paid on the policy loans by the corporate Policy Owner to the insurance company.  Under the particular factual circumstances in these cases, the courts determined that the corporate Policy Owner s should not have taken tax deductions for the interest paid.  Accordingly, the court determined that the corporations should have paid taxes on the amounts deducted.  Corporations should consider, in consultation with tax professionals familiar with these matters, the impact of these decisions on the corporation’s intended use of the Policy.

See, also, Taxation of Death Benefits, Special federal income tax considerations for life insurance policies owned by employers, above; and Business Uses of the Policy, below.

Taxes and the Value of the Policy

For federal income tax purposes, a separate account is not a separate entity from the company.  Thus, the tax status of the separate account is not distinct from our status as a life insurance company.  Investment income and realized capital gains on the assets of the separate account are reinvested and taken into account in determining the value of Accumulation Units.  As a result, such investment income and realized capital gains are automatically applied to increase reserves under the policies.

At present, we do not expect to incur any federal income tax liability that would be chargeable to the Accumulation Units.  Based upon these expectations, no charge is being made against the Accumulation Units for federal income taxes.  If, however, we determine that taxes may be incurred, we reserve the right to assess a charge for these taxes.

We may also incur state and local taxes (in addition to those described in the discussion of the Premium Taxes) in several states.  At present, these taxes are not significant.  If they increase, however, charges for such taxes may be made that would decrease the value of Accumulation Units.

Business Uses of the Policy

The life insurance policy may be used in various arrangements, including nonqualified deferred compensation or salary continuance plans, split dollar insurance plans, executive bonus plans, retiree medical benefit plans, and others.  The tax consequences of these plans may vary depending on the particular facts and circumstances of each individual arrangement.  The IRS has also recently issued new guidance on split dollar insurance plans.  In addition, Internal Revenue Code Section 409A, which sets forth new rules for taxation of nonqualified deferred compensation, was added to the Code for deferrals after December 31, 2004.  Therefore, if the policyholder   is contemplating using the Policy in any arrangement the value of which depends in part on its tax consequences, the policyholder should be sure to consult a tax adviser as to tax attributes of the arrangement.

Non-Resident Aliens and Other Persons Who are not Citizens of the United States

Special income tax laws and rules apply to non-resident aliens of the United States including certain withholding requirements with respect to pre-death distributions from the Policy.  In addition, foreign law may impose additional taxes on the Policy, the Death Benefit, or other distributions and/or ownership of the Policy.

In addition, special gift, estate and GSTT laws and rules may apply to non-resident aliens, and to transfers to persons who are not citizens of the United States, including limitations on the marital deduction if the surviving or donee spouse is not a citizen of the United States.

If the policyholder are a non-resident alien, or a resident alien, or if any of your beneficiaries (including your spouse) are not citizens of the United States, you should confer with a competent tax professional with respect to the tax treatment if this Policy.

If the policyholder , the Insured, the beneficiary, or other person receiving any benefit or interest in or from the Policy, are not both a resident and citizen of the United States, there may be a tax imposed by a foreign country that is in addition to any tax imposed by the United States.  The foreign law (including regulations, rulings, treaties with the United States, and case law) may change and impose additional or increased taxes on the Policy, payment of the Death Benefit, or other distributions and/or ownership of the Policy.

Tax Changes

The foregoing discussion, which is based on our understanding of federal tax laws as currently interpreted by the IRS, is general and is not intended as tax advice.

The Code has been subjected to numerous amendments and changes, and it is reasonable to believe that it will continue to be revised.  The United States Congress has, in the past, considered numerous legislative proposals that, if enacted, could change the tax treatment of life insurance policies.  It is reasonable to believe that such proposals, and future proposals, may be enacted into law.  The U.S. Treasury Department may amend existing regulations, issue new regulations, or adopt new interpretations of existing law that may be differ from its current positions on these matters.  In addition, current state law (which is not discussed herein) and future amendments to state law may affect the tax consequences of the Policy.

In 2001, the Economic Growth and Tax Relief Reconciliation Act of 2001 (EGTRRA) was enacted into law.  EGTRRA contained numerous changes to the federal income, gift, estate and generation skipping transfer taxes, many of which are not scheduled to become effective until a future date.  Among other matters, EGTRRA provides for the repeal of the federal estate and generation-skipping transfer taxes after 2009; however, unless Congress and the President enact additional legislation, EGTRRA also provides that all of those changes will "sunset" after 2010, and the estate and generation skipping transfer taxes will be reinstated as if EGTRRA had never been enacted.

The foregoing is a general explanation as to certain tax matters pertaining to insurance policies.  It is not intended to be legal or tax advice.   The policyholder should consult their independent legal, tax and/or financial adviser.

Any or all of the foregoing may change from time to time without any notice, and the tax consequences arising out of a Policy may be changed retroactively.  There is no way of predicting if, when, or to what extent any such change may take place.  We make no representation as to the likelihood of the continuation of these current laws, interpretations, and policies.

Nationwide Life Insurance Company

We are a stock life insurance company organized under Ohio law.  We were founded in March, 1929 and our Home Office is One Nationwide Plaza, Columbus, Ohio 43215.  We provide long-term savings products by issuing life insurance, annuities and other retirement products.

Nationwide VLI Separate Account–4

Organization, Registration and Operation

Nationwide VLI Separate Account-4 is a separate account established under Ohio law.  We own the assets in this account and we are obligated to pay all benefits under the policies.  We may use the separate account to support other variable life insurance policies that we issue.  The separate account is registered with the SEC as a unit investment trust under the Investment Company Act of 1940 ("1940 Act") and qualifies as a "separate account" within the meaning of the federal securities laws.  For purposes of federal securities laws, the separate account is, and will remain, fully funded at all times.  This registration does not involve the SEC’s supervision of the separate account’s management or investment practices or policies.

The separate account is divided into Sub-Accounts that invest in shares of the underlying mutual funds.  We buy and sell the mutual shares at their respective NAV.  Any dividends and distributions from a mutual fund are reinvested at NAV in shares of that mutual fund.

Income, gains, and losses, whether or not realized, from the assets in the separate account will be credited.  The substitute mutual fund may have different fees and expenses.  Substitution may be made with respect to existing to, or charged against, the separate account without regard to Nationwide's other income, gains, or losses.  Income, gains, and losses credited to, or charged against, a Sub-Account reflect the Sub-Account’s own Investment Experience and not the investment experience of our other assets.  The separate account's assets are held separately from our other assets and are not part of our general account.  We may not use the separate account’s assets to pay any of our liabilities other than those arising from the policies.  We will hold assets in the separate account equal to its liabilities.  For purposes of federal securities laws, the separate account is, and will remain, fully funded at all times.  The separate account may include other Sub-Accounts that are not available under the policies, and are not discussed in this prospectus.

We do not guarantee any money the Policy Owner place s in this separate account.  The value of each Sub-Account will increase or decrease, depending on the Investment Experience of the corresponding mutual fund.   The Policy Owner could lose some or all of their money.

Addition, Deletion or Substitution of Mutual Funds

Where permitted by applicable law, we reserve the right to:

•	remove, combine, or add Sub-Accounts and make new Sub-Accounts available;

•	substitute shares of another mutual fund, which may have different fees and expenses, for shares of an existing mutual fund;

•	transfer assets supporting the policies from one Sub-Account to another, or from one separate account to another;

•	combine the separate account with other separate accounts, and/or create new separate accounts;

•	deregister the separate account under the 1940 Act, or operate the separate account as a management investment company under the 1940 Act or as any other form permitted by law; and

•	modify the policy provisions to reflect changes in the Sub-Accounts and the separate account to comply with applicable law.

We reserve the right to make other structural and operational changes affecting this separate account.

We will notify the Policy Owner if we make any of the changes above.  Also, to the extent required by law, we will obtain the required orders, approvals and/or regulatory clearance from the appropriate government agencies (such as the various insurance regulators or the SEC).

Substitution of Securities. We may substitute, eliminate, or combine shares of another underlying mutual fund for shares already purchased or to be purchased in the future if either of the following occurs:

(1)           shares of a current underlying mutual fund are no longer available for investment; or

(2)           further investment in an underlying mutual fund is inappropriate.

The substitute mutual fund may have different fees and expenses.  Substitution may be made with respect to existing investments or the investment of future Premium, or both.  We may close Sub-Accounts to allocations of Premiums or policy value, or both, at any time in our sole discretion.  The mutual funds, which sell their shares to the Sub-Accounts pursuant to participation agreements, also may terminate these agreements and discontinue offering their shares to the Sub-Accounts.

No substitution of shares may take place without the prior approval of the SEC. All affected Policy Owner s will be notified in the event there is a substitution, elimination or combination of shares.

Deregistration of the Separate Account. We may deregister Nationwide Separate Account-4 under the 1940 Act in the event the separate account meets an exemption from registration under the 1940 Act, if there are no shareholders in the separate account or for any other purpose approved by the SEC.

No deregistration may take place without the prior approval of the SEC.  All Policy Owner s will be notified in the event Nationwide deregisters Separate Account-4.

Voting Rights

Although the separate account owns the mutual fund shares, the Policy Owner is the beneficial owner of those shares.  When a matter involving a mutual fund is subject to shareholder vote, unless there is a change in existing law, we will vote the separate account's shares only as the Policy Owner instruct s .

When a shareholder vote occurs, the Policy Owners will have the right to instruct us how to vote.  The weight of a Policy Owner's vote is based on the number of mutual fund shares that corresponds to the amount of Cash Value they have allocated to that mutual fund's Sub-Account (as of a date set by the portfolio).  We will vote shares for which no instructions are received in the same proportion as those that are received.  What this means to a Policy Owner is that when only a small number of Policy Owner s vote, each vote has a greater impact on, and may control the outcome of the vote.

Compensation Paid to Insurance Agents Selling this Product

Direct Compensation

The agent who sold this Policy represents us in the placement of the Policy and is providing services on the Policy Owner's behalf.  We provide compensation to the agent for arranging the sale of the Policy.  This compensation may include commissions and other cash and non-cash compensation (sales incentives).  Agents also may receive renewal commissions for servicing policies and keeping them in force.

We pay this compensation out of our own resources.  The amount of compensation we pay varies, depending upon, among other factors, the product type and the features and/or riders that are attached to the Policy.  Compensation paid in respect of one product or carrier may exceed compensation payable in respect of a comparable product or carrier.

Moreover, certain Policy features or riders may involve commissions or compensation that differ from compensation payable in respect of "base" or standard contractual features.

Indirect Compensation

Agents who sell this Policy are members of firms that are stockholders of M Financial Group.  As a stockholder, the agent's firm (a "Member Firm") shares in the profits of M Financial Group via periodic stock dividends.

M Financial Group also maintains an incentive compensation plan pursuant to which it annually distributes to plan participants (e.g. member Firms or their agents) most of M Financial Group's consolidated profits.  Although distributions under the plan are, to some extent, averaged among the various member firms, lines of business, and cost centers of M Financial Group, a significant portion of plan distributions are made in proportion to the revenue a Member Firm generates.

Distributions of dividends and incentive compensation to Member Firms or their selling agents are in addition to compensation paid directly to agents by us and other unaffiliated carriers.  Many Member Firms remit these distributions to their owners or individual agents (in some cases in proportion to business generated).

M Financial Group derives its revenues from both commissions and asset-based fees that arise from a variety of sources, including:

Override Compensation paid to M Financial Group by us and by some other insurance carriers and financial service providers.  Override compensation may be based upon such factors as aggregate policy premiums paid to the carrier from sales by all Member Firms, aggregate assets placed under financial management from sales by all Member Firms, and profits earned and/or services utilized from sales by all Member Firms.  The amount of compensation varies among products and carriers.  Products or services which involve override commissions for M Financial Group could indirectly provide incentives to agents to recommend such products or similar products or services that do not produce override commissions to M Financial Group.

Reinsurance profits (or, potentially losses) from the mortality, investment, and persistency risks assumed by M Financial Re, including risks related to the Policy.  Policy performance, charges, and fees are identical regardless of whether or not a Policy is reinsured by M Financial Re.  Products or services that involve potential reinsurance profits for M Financial Group could indirectly provide incentives to agents to recommend such products over similar products or services that do not result in reinsurance profits to M Financial Group.

Fee payable in respect of underlying investment options.  M Financial Group or its subsidiaries receive fees from some of the funds that are investment options under this Policy (or from a fund's investment advisor or portfolio manager) to the extent the Policy Owner allocate s Cash Value to that fund.  In addition, M Financial Investment Advisers, Inc., an affiliate of M Financial Group, is the investment adviser to certain funds and receives investment advisory fees with respect to assets invested in those funds.  Fees payable to M Financial Group in respect of assets allocated to one fund may exceed fees payable in respect of assets placed in another fund.

Brokerage fees or commissions for securities transactions (including the sale of this Policy) executed by M Holdings Securities, the registered broker-dealer subsidiary of M Financial Group.  M Holdings Securities retains a portion of these fees to cover its costs and remits the balance to the Member Firm or its selling agent.

Legal Proceedings

Nationwide Life Insurance Company

Nationwide Financial Services, Inc. (NFS, or collectively with its subsidiaries, the Company) was formed in November 1996. NFS is the holding company for Nationwide Life Insurance Company (NLIC), Nationwide Life and Annuity Insurance Company (NLAIC) and other companies that comprise the life insurance and retirement savings operations of the Nationwide group of companies (Nationwide). This group includes Nationwide Financial Network (NFN), which refers to Nationwide Life Insurance Company of America (NLICA), Nationwide Life and Annuity Company of America (NLACA) and subsidiaries, including the affiliated distribution network. NFS is incorporated in Delaware and maintains its principal executive offices in Columbus, Ohio.

The Company is a party to litigation and arbitration proceedings in the ordinary course of its business. It is often not possible to determine the ultimate outcome of the pending investigations and legal proceedings or to provide reasonable ranges of potential losses with any degree of certainty. Some matters, including certain of those referred to below, are in very preliminary stages, and the Company does not have sufficient information to make an assessment of the plaintiffs’ claims for liability or damages. In some of the cases seeking to be certified as class actions, the court has not yet decided whether a class will be certified or (in the event of certification) the size of the class and class period. In many of the cases, the plaintiffs are seeking undefined amounts of damages or other relief, including punitive damages and equitable remedies, which are difficult to quantify and cannot be defined based on the information currently available. The Company does not believe, based on information currently known by management, that the outcomes of such pending investigations and legal proceedings are likely to have a material adverse effect on the Company’s consolidated financial position. However, given the large and/or indeterminate amounts sought in certain of these matters and inherent unpredictability of litigation, it is possible that an adverse outcome in certain matters could have a material adverse effect on the Company’s consolidated financial position or results of operations in a particular period.

In recent years, life insurance companies have been named as defendants in lawsuits, including class action lawsuits relating to life insurance and annuity pricing and sales practices. A number of these lawsuits have resulted in substantial jury awards or settlements against life insurers other than the Company.

The financial services industry, including mutual fund, variable annuity, retirement plan, life insurance and distribution companies, has also been the subject of increasing scrutiny by regulators, legislators and the media over the past few years. Numerous regulatory agencies, including the SEC, the Financial Industry Regulatory Authority and the New York State Attorney General, have commenced industry-wide investigations regarding late trading and market timing in connection with mutual funds and variable insurance contracts, and have commenced enforcement actions against some mutual fund and life insurance companies on those issues. The Company has been contacted by or received subpoenas from the SEC and the New York State Attorney General, who are investigating market timing in certain mutual funds offered in insurance products sponsored by the Company. The Company has cooperated with these investigations. Information requests from the New York State Attorney General and the SEC with respect to investigations into late trading and market timing were last responded to by the Company and its affiliates in December 2003 and June 2005, respectively, and no further information requests have been received with respect to these matters.

In addition, state and federal regulators and other governmental bodies have commenced investigations, proceedings or inquiries relating to compensation and bidding arrangements and possible anti-competitive activities between insurance producers and brokers and issuers of insurance products, and unsuitable sales and replacements by producers on behalf of the issuer. Also under investigation are compensation and revenue sharing arrangements between the issuers of variable insurance contracts and mutual funds or their affiliates, fee arrangements in retirement plans, the use of side agreements and finite reinsurance agreements, funding agreements issued to back medium-term note (MTN) programs, recordkeeping and retention compliance by broker/dealers, and supervision of former registered representatives. Related investigations, proceedings or inquiries may be commenced in the future. The Company and/or its affiliates have been contacted by or received subpoenas from state and federal regulatory agencies and other governmental bodies, state securities law regulators and state attorneys general for information relating to certain of these investigations, including those relating to compensation, revenue sharing and bidding arrangements, anti-competitive activities, unsuitable sales or replacement practices, fee arrangements in retirement plans, the use of side agreements and finite reinsurance agreements, and funding agreements backing the NLIC MTN program. The Company is cooperating with regulators in connection with these inquiries and will cooperate with Nationwide Mutual Insurance Company (NMIC) in responding to these inquiries to the extent that any inquiries encompass NMIC’s operations.

A promotional and marketing arrangement associated with the Company’s offering of a retirement plan product and related services in Alabama is under investigation by the Alabama Securities Commission. The Company currently expects that any damages paid to settle this matter will not have a material adverse impact on its consolidated financial position. It is not possible to predict what effect, if any, the outcome of this investigation may have on the Company’s retirement plan operations with respect to promotional and marketing arrangements in general in the future.

These proceedings are expected to continue in the future and could result in legal precedents and new industry-wide legislation, rules and regulations that could significantly affect the financial services industry, including mutual fund, retirement plan, life insurance and annuity companies. These proceedings also could affect the outcome of one or more of the Company’s litigation matters. There can be no assurance that any such litigation or regulatory actions will not have a material adverse effect on the Company’s consolidated financial position or results of operations in the future.

Nationwide Financial Services, Inc. (NFS), NMIC, Nationwide Mutual Fire Insurance Company (NMFIC), Nationwide Corporation and the directors of NFS have been named as defendants in several class actions brought by NFS shareholders. These lawsuits arose following the announcement of the joint offer by NMIC, NMFIC and Nationwide Corporation to acquire all of the outstanding shares of NFS’ Class A common stock. The defendants deny any and all allegations of wrongdoing and have defended these lawsuits vigorously. On August 6, 2008, NFS and NMIC, NMFIC and Nationwide Corporation announced that they had entered into a definitive agreement for the acquisition of all of the outstanding shares of NFS’ Class A common stock for $52.25 per share by Nationwide Corporation, subject to the satisfaction of specific closing conditions. Simultaneously, the plaintiffs and defendants entered into a memorandum of understanding for the settlement of these lawsuits. The memorandum of understanding provides, among other things, for the settlement of the lawsuits and release of the defendants and, in exchange for the release and without admitting any wrongdoing, defendant NMIC shall acknowledge that the pending lawsuits were a factor, among others, that led it to offer an increased share price in the transaction. NMIC shall agree to pay plaintiffs’ attorneys’ fees and the costs of notifying the class members of the settlement. The memorandum of understanding is conditioned upon court approval of the proposed settlement. The court has scheduled the fairness hearing for approval of the proposed settlement for June 23, 2009. The lawsuits are pending in multiple jurisdictions and allege that the offer price was inadequate, that the process for reviewing the offer was procedurally unfair and that the defendants have breached their fiduciary duties to the holders of the NFS Class A common stock. NFS continues to defend these lawsuits vigorously.

On November 20, 2007, Nationwide Retirement Solutions, Inc. (NRS) and NLIC were named in a lawsuit filed in the Circuit Court of Jefferson County, Alabama entitled Ruth A. Gwin and Sandra H. Turner, and a class of similarly situated individuals v Nationwide Life Insurance Company, Nationwide Retirement Solutions, Inc., Alabama State Employees Association, PEBCO, Inc. and Fictitious Defendants A to Z. On December 2, 2008, the plaintiffs filed an amended complaint. The plaintiffs claim to represent a class of all participants in the Alabama State Employees Association (ASEA) Plan, excluding members of the Deferred Compensation Committee, members of the Board of Control, ASEA’s directors, officers and board members, and PEBCO’s directors, officers and board members. The class period is from November 20, 2001, to the date of trial. In the amended class action complaint, the plaintiffs allege breach of fiduciary duty, wantonness and breach of contract. The amended class action complaint seeks a declaratory judgment, an injunction, an appointment of an independent fiduciary to protect Plan participants, disgorgement of amounts paid, reformation of Plan documents, compensatory damages and punitive damages, plus interest, attorneys’ fees and costs and such other equitable and legal relief to which plaintiffs and class members may be entitled. Also, on December 2, 2008, the plaintiffs filed a motion for preliminary injunction seeking an order requiring periodic payments made by NRS and/or NLIC to ASEA or PEBCO to be held in a trust account for the benefit of Plan participants. On December 4, 2008, the Alabama State Personnel Board and the State of Alabama by, and through the State Personnel Board, filed a motion to intervene and a complaint in intervention. On December 16, 2008, the Companies filed their Answer. On February 4, 2009, the court provisionally agreed to add the State of Alabama, by and through the State Personnel Board as a party. NRS and NLIC continue to defend this case vigorously.

On July 11, 2007, NLIC was named in a lawsuit filed in the United States District Court for the Western District of Washington at Tacoma entitled Jerre Daniels-Hall and David Hamblen, Individually and on behalf of All Others Similarly Situated v. National Education Association, NEA Member Benefits Corporation, Nationwide Life Insurance Company, Security Benefit Life Insurance Company, Security Benefit Group, Inc., Security Distributors, Inc., et. al. The plaintiffs seek to represent a class of all current or former National Education Association (NEA) members who participated in the NEA Valuebuilder 403(b) program at any time between January 1, 1991 and the present (and their heirs and/or beneficiaries). The plaintiffs allege that the defendants violated the Employee Retirement Income Security Act of 1974, as amended (ERISA) by failing to prudently and loyally manage plan assets, by failing to provide complete and accurate information, by engaging in prohibited transactions, and by breaching their fiduciary duties when they failed to prevent other fiduciaries from breaching their fiduciary duties. The complaint seeks to have the defendants restore all losses to the plan, restoration of plan assets and profits to participants, disgorgement of endorsement fees, disgorgement of service fee payments, disgorgement of excessive fees charged to plan participants, other unspecified relief for restitution, declaratory and injunctive relief, and attorneys’ fees. On May 23, 2008, the Court granted the defendants’ motion to dismiss. On June 19, 2008, the plaintiffs filed a notice of appeal. On October 17, 2008, the plaintiffs filed their opening brief. On December 19, 2008 the defendants filed their briefs. On January 26, 2009, the plaintiffs filed Appellants’ Reply Brief. NLIC continues to defend this lawsuit vigorously.

On November 15, 2006, NFS, NLIC and NRS were named in a lawsuit filed in the United States District Court for the Southern District of Ohio entitled Kevin Beary, Sheriff of Orange County, Florida, In His Official Capacity, Individually and On Behalf of All Others Similarly Situated v. Nationwide Life Insurance Co., Nationwide Retirement Solutions, Inc. and Nationwide Financial Services, Inc. The plaintiff seeks to represent a class of all sponsors of 457(b) deferred compensation plans in the United States that had variable annuity contracts with the defendants at any time during the class period, or in the alternative, all sponsors of 457(b) deferred compensation plans in Florida that had variable annuity contracts with the defendants during the class period. The class period is from January 1, 1996 until the class notice is provided. The plaintiff alleges that the defendants breached their fiduciary duties by arranging for and retaining service payments from certain mutual funds. The complaint seeks an accounting, a declaratory judgment, a permanent injunction and disgorgement or restitution of the service fee payments allegedly received by the defendants, including interest. On January 25, 2007, NFS, NLIC and NRS filed a motion to dismiss. On September 17, 2007, the Court granted the motion to dismiss. On October 1, 2007, the plaintiff filed a motion to vacate judgment and for leave to file an amended complaint. On September 15, 2008, the Court denied the plaintiffs’ motion to vacate judgment and for leave to file an amended complaint. On October 15, 2008, the plaintiffs filed a notice of appeal. NFS, NLIC and NRS continue to defend this lawsuit vigorously.

On February 11, 2005, NLIC was named in a class action lawsuit filed in Common Pleas Court, Franklin County, Ohio entitled Michael Carr v. Nationwide Life Insurance Company. The complaint seeks recovery for breach of contract, fraud by omission, violation of the Ohio Deceptive Trade Practices Act and unjust enrichment. The complaint also seeks unspecified compensatory damages, disgorgement of all amounts in excess of the guaranteed maximum premium and attorneys’ fees. On February 2, 2006, the court granted the plaintiff’s motion for class certification on the breach of contract and unjust enrichment claims. The court certified a class consisting of all residents of the United States and the Virgin Islands who, during the class period, paid premiums on a modal basis to NLIC for term life insurance policies issued by NLIC during the class period that provide for guaranteed maximum premiums, excluding certain specified products. Excluded from the class are NLIC; any parent, subsidiary or affiliate of NLIC; all employees, officers and directors of NLIC; and any justice, judge or magistrate judge of the State of Ohio who may hear the case. The class period is from February 10, 1990 through February 2, 2006, the date the class was certified. On January 26, 2007, the plaintiff filed a motion for summary judgment. On April 30, 2007, NLIC filed a motion for summary judgment. On February 4, 2008, the Court granted the class’s motion for summary judgment on the breach of contract claims arising from the term policies in 43 of 51 jurisdictions. The Court granted NLIC’s motion for summary judgment on the breach of contract claims on all decreasing term policies. On November 7, 2008, the case was settled.

On April 13, 2004, NLIC was named in a class action lawsuit filed in Circuit Court, Third Judicial Circuit, Madison County, Illinois, entitled Woodbury v. Nationwide Life Insurance Company. NLIC removed this case to the United States District Court for the Southern District of Illinois on June 1, 2004. On December 27, 2004, the case was transferred to the United States District Court for the District of Maryland and included in the multi-district proceeding entitled In Re Mutual Funds Investment Litigation. In response, on May 13, 2005, the plaintiff filed the first amended complaint purporting to represent, with certain exceptions, a class of all persons who held (through their ownership of an NLIC annuity or insurance product) units of any NLIC sub-account invested in mutual funds that included foreign securities in their portfolios and that experienced market timing or stale price trading activity. The first amended complaint purports to disclaim, with respect to market timing or stale price trading in NLIC’s annuities sub-accounts, any allegation based on NLIC’s untrue statement, failure to disclose any material fact, or usage of any manipulative or deceptive device or contrivance in connection with any class member’s purchases or sales of NLIC annuities or units in annuities sub-accounts. The plaintiff claims, in the alternative, that if NLIC is found with respect to market timing or stale price trading in its annuities sub-accounts, to have made any untrue statement, to have failed to disclose any material fact or to have used or employed any manipulative or deceptive device or contrivance, then the plaintiff purports to represent a class, with certain exceptions, of all persons who, prior to NLIC’s untrue statement, omission of material fact, use or employment of any manipulative or deceptive device or contrivance, held (through their ownership of an NLIC annuity or insurance product) units of any NLIC sub-account invested in mutual funds that included foreign securities in their portfolios and that experienced market timing activity. The first amended complaint alleges common law negligence and seeks to recover damages not to exceed $75,000 per plaintiff or class member, including all compensatory damages and costs. On June 1, 2006, the District Court granted NLIC’s motion to dismiss the plaintiff’s complaint. On January 30, 2009, the United States Court of Appeals for the Fourth Circuit affirmed that dismissal. NLIC continues to defend this lawsuit vigorously.

On August 15, 2001, NFS and NLIC were named in a lawsuit filed in the United States District Court for the District of Connecticut entitled Lou Haddock, as trustee of the Flyte Tool & Die, Incorporated Deferred Compensation Plan, et al v. Nationwide Financial Services, Inc. and Nationwide Life Insurance Company. Currently, the plaintiffs’ fifth amended complaint, filed March 21, 2006, purports to represent a class of qualified retirement plans under ERISA that purchased variable annuities from NLIC. The plaintiffs allege that they invested ERISA plan assets in their variable annuity contracts and that NLIC and NFS breached ERISA fiduciary duties by allegedly accepting service payments from certain mutual funds. The complaint seeks disgorgement of some or all of the payments allegedly received by NFS and NLIC, other unspecified relief for restitution, declaratory and injunctive relief, and attorneys’ fees. To date, the District Court has rejected the plaintiffs’ request for certification of the alleged class. On September 25, 2007, NFS’ and NLIC’s motion to dismiss the plaintiffs’ fifth amended complaint was denied. On October 12, 2007, NFS and NLIC filed their answer to the plaintiffs’ fifth amended complaint and amended counterclaims. On November 1, 2007, the plaintiffs filed a motion to dismiss NFS’ and NLIC’s amended counterclaims. On November 15, 2007, the plaintiffs filed a motion for class certification. On

February 8, 2008, the Court denied the plaintiffs’ motion to dismiss the amended counterclaim, with the exception that it was tentatively granting the plaintiffs’ motion to dismiss with respect to NFS’ and NLIC’s claim that it could recover any "disgorgement remedy" from plan sponsors. On April 25, 2008, NFS and NLIC filed their opposition to the plaintiffs’ motion for class certification. On September 29, 2008, the plaintiffs filed their reply to NFS’ and NLIC’s opposition to class certification. The Court has set a hearing on the class certification motion for February 27, 2009. NFS and NLIC continue to defend this lawsuit vigorously.

Financial Statements

The Statement of Additional Information ("SAI") contains the financial statements of Nationwide VLI Separate Account-4 and the consolidated financial statements of Nationwide Life Insurance Company and subsidiaries.  You may obtain a copy of the SAI FREE OF CHARGE by contacting us at the address or telephone number on the first page of this prospectus.  Please consider the consolidated financial statements of the company and subsidiaries only as bearing on our ability to meet the obligations under the Policy.  You should not consider the consolidated financial statements of the company as affecting the investment performance of the assets of the separate account.

Appendix A: Sub-Account Information

The Sub-Accounts listed below invest in corresponding mutual funds that are designed primarily as investments for variable annuity contracts and variable life insurance policies issued by insurance companies.  There is no guarantee that the investment objectives will be met.

Please refer to the prospectus for each underlying mutual fund for more detailed information.

AIM Variable Insurance Funds - AIM V.I. Capital Development Fund: Series I Shares
Investment Adviser:	Invesco Aim Advisors, Inc.
Sub-adviser:
Invesco Trimark Investment Management, Inc.; Invesco Global Asset Management (N.A.), Inc.; Invesco Institutional (N.A.), Inc.; Invesco Senior Secured Management, Inc.; Invesco Hong Kong Limited; Invesco Asset Management Limited; Invesco Asset Management (Japan) Limited; Invesco Asset Management Deutschland, GmbH; and Invesco Australia Limited

Investment Objective:	Long-term capital growth.

This underlying mutual fund or sub account may invest in other funds.  Therefore, a proportionate share of the fees and expenses of any acquired funds are indirectly borne by investors.  As a result, investors may incur higher charges in this underlying mutual fund or subaccount than a fund that does not invest in other funds.

AIM Variable Insurance Funds - AIM V.I. International Growth Fund: Series I Shares
Investment Adviser:	Invesco Aim Advisors, Inc.
Sub-adviser:
Invesco Trimark Investment Management, Inc.; Invesco Global Asset Management (N.A.), Inc.; Invesco Institutional (N.A.), Inc.; Invesco Senior Secured Management, Inc.; Invesco Hong Kong Limited; Invesco Asset Management Limited; Invesco Asset Management (Japan) Limited; Invesco Asset Management Deutschland, GmbH; and Invesco Australia Limited

Investment Objective:	Long-term growth of capital.

This underlying mutual fund or sub account may invest in other funds.  Therefore, a proportionate share of the fees and expenses of any acquired funds are indirectly borne by investors.  As a result, investors may incur higher charges in this underlying mutual fund or subaccount than a fund that does not invest in other funds.

AIM Variable Insurance Funds - AIM V.I. Mid Cap Core Equity Fund: Series I Shares
Investment Advisor:	Invesco Aim Advisors, Inc.
Sub-advisor:	Invesco Trimark Investment Management, Inc.; Invesco Global Asset
Management (N.A.), Inc.; Invesco Institutional (N.A.), Inc.; Invesco
Senior Secured Management, Inc.; Invesco Hong Kong Limited; Invesco
Asset Management Limited; Invesco Asset Management (Japan) Limited;
Invesco Asset Management Deutschland, GmbH; and Invesco Australia
Investment Objective:	Long-term growth of capital.

This underlying mutual fund or sub-account may invest in other funds.  Therefore, a proportionate share of the fees and expenses of any acquired funds are indirectly borne by investors.  As a result, investors may incur higher charges in this underlying mutual fund or sub-account than a fund that does not invest in other funds.

AllianceBernstein Variable Products Series Fund, Inc. - AllianceBernstein Growth and Income Portfolio: Class B
Investment Adviser:	AllianceBernstein L.P.
Investment Objective:	Long-term growth of capital.

AllianceBernstein Variable Products Series Fund, Inc. - AllianceBernstein International Value Portfolio: Class B
Investment Adviser:	AllianceBernstein L.P.
Investment Objective:	Long-term growth of capital.

AllianceBernstein Variable Products Series Fund, Inc. - AllianceBernstein Small/Mid Cap Value Portfolio: Class B
Investment Adviser:	AllianceBernstein L.P.
Investment Objective:	Long-term growth of capital.

American Century Variable Portfolios, Inc. - American Century VP Mid Cap Value Fund: Class II
Investment Adviser:	American Century Investment Management, Inc.
Investment Objective:	Long-term capital growth with income as a secondary objective.

This underlying mutual fund or sub account may invest in lower quality debt securities commonly referred to as junk bonds.

American Century Variable Portfolios, Inc. - American Century VP Value Fund: Class II
Investment Adviser:	American Century Investment Management, Inc.
Investment Objective:	Long-term capital growth with income as a secondary objective.

This underlying mutual fund or sub account may invest in lower quality debt securities commonly referred to as junk bonds.

American Century Variable Portfolios, Inc. - American Century VP Vista Fund: Class II
Investment Adviser:	American Century Investment Management, Inc.
Investment Objective:	Long-term capital growth.

BlackRock Variable Series Funds, Inc. - BlackRock Large Cap Core V.I. Fund: Class II
Investment Adviser:	BlackRock Advisors, LLC
Sub-adviser:	BlackRock Investment Management, LLC
Investment Objective:
The investment objective of the Fund is to seek high total investment return (i.e. the combination of capital appreciation (from increases or decreases in the market value) and current income (from interest or dividends).

Dreyfus Investment Portfolios - Small Cap Stock Index Portfolio: Service Shares
Investment Adviser:	The Dreyfus Corporation
Sub-adviser:	Mellon Capital Management
Investment Objective:	To match performance of the S&P SmallCap 600 Index®.

Dreyfus Stock Index Fund, Inc.: Service Shares
Investment Adviser:	The Dreyfus Corporation
Sub-adviser:	Mellon Capital Management
Investment Objective:	To match performance of the S&P 500.

Dreyfus Variable Investment Fund - Appreciation Portfolio: Service Shares
Investment Adviser:	The Dreyfus Corporation
Sub-adviser:	Fayez Sarofim
Investment Objective:	Long-term capital growth consistent with the preservation of capital.

DWS Variable Series II - Dreman High Return Equity VIP: Class B (Effective 6/1/09, this fund name will change to DWS Variable Series II - Strategic Value VIP: Class B)
Investment Adviser:	Deutsche Investment Management Americas Inc.
Sub-adviser:	Dreman Value Management L.L.C.
Investment Objective:	High rate of total return.

This underlying mutual fund or sub account may invest in lower quality debt securities commonly referred to as junk bonds.

DWS Variable Series II - Dreman Small Mid Cap Value VIP: Class B
Investment Adviser:	Deutsche Investment Management Americas Inc.
Sub-adviser:	Dreman Value Management L.L.C.
Investment Objective:	Long-term capital appreciation.

This underlying mutual fund or sub account may invest in lower quality debt securities commonly referred to as junk bonds.

Federated Insurance Series - Federated Quality Bond Fund II: Service Shares
Investment Adviser:	Federated Investment Management Company
Investment Objective:	Current income.

Fidelity Variable Insurance Products Fund - VIP Equity-Income Portfolio: Service Class 2
Investment Advisor:	Fidelity Management & Research Company (FMR)
Sub-advisor:	Fidelity Management & Research Co., Inc. (FMR Co., Inc.); Fidelity
Research & Analysis Company (FRAC)
Investment Objective:	Reasonable income.

This underlying mutual fund or sub-account may invest in lower quality debt securities commonly referred to as junk bonds.

Fidelity Variable Insurance Products Fund - VIP Freedom 2015 Portfolio: Service Class 2
Investment Adviser:	Fidelity Management & Research Company (FMR)
Sub-adviser:	Fidelity Management & Research Co., Inc. (FMR Co., Inc.); Fidelity Research & Analysis Company (FRAC)
Investment Objective:	Seeks high total return with a secondary objective of principal preservation as the fund approaches its target date and beyond.

The VIP Freedom Funds are designed to provide diversification and asset allocation across several types of investments and asset classes, primarily by investing in underlying funds.  Therefore, a proportionate share of the fees and expenses of the underlying funds are indirectly borne by investors.  Please refer to the prospectus for VIP Freedom Funds for more information.

This underlying mutual fund or sub account may invest in lower quality debt securities commonly referred to as junk bonds.

Fidelity Variable Insurance Products Fund - VIP Freedom 2020 Portfolio: Service Class 2
Investment Adviser:	Fidelity Management & Research Company (FMR)
Sub-adviser:	Fidelity Management & Research Co., Inc. (FMR Co., Inc.); Fidelity Research & Analysis Company (FRAC)
Investment Objective:	High total return with a secondary objective of principal preservation as the fund approaches its target date and beyond.

The VIP Freedom Funds are designed to provide diversification and asset allocation across several types of investments and asset classes, primarily by investing in underlying funds.  Therefore, a proportionate share of the fees and expenses of the underlying funds are indirectly borne by investors.  Please refer to the prospectus for VIP Freedom Funds for more information.

This underlying mutual fund or sub account may invest in lower quality debt securities commonly referred to as junk bonds.

Fidelity Variable Insurance Products Fund - VIP Freedom 2025 Portfolio: Service Class 2
Investment Adviser:	Fidelity Management & Research Company (FMR)
Sub-adviser:	Fidelity Management & Research Co., Inc. (FMR Co., Inc.); Fidelity Research & Analysis Company (FRAC)
Investment Objective:	Seeks high total return with a secondary objective of principal preservation as the fund approaches its target date and beyond.

The VIP Freedom Funds are designed to provide diversification and asset allocation across several types of investments and asset classes, primarily by investing in underlying funds.  Therefore, a proportionate share of the fees and expenses of the underlying funds are indirectly borne by investors.  Please refer to the prospectus for VIP Freedom Funds for more information.

This underlying mutual fund or sub account may invest in lower quality debt securities commonly referred to as junk bonds.

Fidelity Variable Insurance Products Fund - VIP Freedom 2030 Portfolio: Service Class 2
Investment Adviser:	Fidelity Management & Research Company (FMR)
Sub-adviser:	Fidelity Management & Research Co., Inc. (FMR Co., Inc.); Fidelity Research & Analysis Company (FRAC)
Investment Objective:	High total return with a secondary objective of principal preservation as the fund approaches its target date and beyond.

The VIP Freedom Funds are designed to provide diversification and asset allocation across several types of investments and asset classes, primarily by investing in underlying funds.  Therefore, a proportionate share of the fees and expenses of the underlying funds are indirectly borne by investors.  Please refer to the prospectus for VIP Freedom Funds for more information.

This underlying mutual fund or sub account may invest in lower quality debt securities commonly referred to as junk bonds.

Fidelity Variable Insurance Products Fund - VIP Growth Portfolio: Service Class 2
Investment Adviser:	Fidelity Management & Research Company (FMR)
Sub-adviser:	Fidelity Management & Research Co., Inc. (FMR Co., Inc.); Fidelity Research & Analysis Company (FRAC)
Investment Objective:	Capital appreciation.

This underlying mutual fund or sub account may invest in lower quality debt securities commonly referred to as junk bonds.

Fidelity Variable Insurance Products Fund - VIP Investment Grade Bond Portfolio: Service Class 2
Investment Adviser:	Fidelity Management & Research Company (FMR)
Sub-adviser:	Fidelity Management & Research Co., Inc. (FMR Co., Inc.); Fidelity Research & Analysis Company (FRAC)
Investment Objective:	High level of current income.

This underlying mutual fund or sub account may invest in lower quality debt securities commonly referred to as junk bonds.

Fidelity Variable Insurance Products Fund - VIP Mid Cap Portfolio: Service Class 2
Investment Adviser:	Fidelity Management & Research Company (FMR)
Sub-adviser:	Fidelity Management & Research Co., Inc. (FMR Co., Inc.); Fidelity Research & Analysis Company (FRAC)
Investment Objective:	Long-term growth of capital.

This underlying mutual fund or sub account may invest in lower quality debt securities commonly referred to as junk bonds.

Franklin Templeton Variable Insurance Products Trust - Franklin Small Cap Value Securities Fund: Class 2
Investment Adviser:	Franklin Advisory Services, LLC
Investment Objective:	Long-term total return.

This underlying mutual fund or sub account may invest in other funds.  Therefore, a proportionate share of the fees and expenses of any acquired funds are indirectly borne by investors.  As a result, investors may incur higher charges in this underlying mutual fund or subaccount than a fund that does not invest in other funds.

This underlying mutual fund or sub account may invest in lower quality debt securities commonly referred to as junk bonds.

Franklin Templeton Variable Insurance Products Trust - Templeton Global Bond Securities Fund: Class 2 (formerly, Templeton Global Income Securities Fund: Class 2)
Investment Adviser:	Franklin Advisors, Inc.
Investment Objective:	High current income, consistent with preservation of capital, with capital appreciation as a secondary consideration.

This underlying mutual fund or sub account may invest in lower quality debt securities commonly referred to as junk bonds.

Ivy Funds Variable Insurance Portfolios, Inc. - Asset Strategy
Investment Adviser:	Waddell & Reed Investment Management Company
Investment Objective:	High total return over the long run.

This underlying mutual fund or sub account may invest in lower quality debt securities commonly referred to as junk bonds.

Ivy Funds Variable Insurance Portfolios, Inc. - Growth
Investment Adviser:	Waddell & Reed Investment Management Company
Investment Objective:	Capital growth with a secondary objective of current income.

Ivy Funds Variable Insurance Portfolios, Inc. - Real Estate Securities
Investment Adviser:	Waddell & Reed Investment Management Company
Sub-adviser:	Advantus Capital Management, Inc.
Investment Objective:	Total return through a combination of capital appreciation and current income.

Ivy Funds Variable Insurance Portfolios, Inc. - Science and Technology
Investment Adviser:	Waddell & Reed Investment Management Company
Investment Objective:	Long-term capital growth.

Janus Aspen Series - Balanced Portfolio: Service Shares
Investment Adviser:	Janus Capital Management LLC
Investment Objective:	Long-term growth of capital, consistent with preservation of capital and balanced by current income.

This underlying mutual fund or sub account may invest in lower quality debt securities commonly referred to as junk bonds.

Janus Aspen Series - Forty Portfolio: Service Shares
Investment Adviser:	Janus Capital Management LLC
Investment Objective:	Long-term growth of capital.

This underlying mutual fund or sub account may invest in other funds.  Therefore, a proportionate share of the fees and expenses of any acquired funds are indirectly borne by investors.  As a result, investors may incur higher charges in this underlying mutual fund or subaccount than a fund that does not invest in other funds.

This underlying mutual fund or sub account may invest in lower quality debt securities commonly referred to as junk bonds.

Janus Aspen Series - Global Technology Portfolio: Service Shares
Investment Adviser:	Janus Capital Management LLC
Investment Objective:	Long-term growth of capital.

This underlying mutual fund or sub account may invest in lower quality debt securities commonly referred to as junk bonds.

Janus Aspen Series - Overseas Portfolio: Service Shares (formerly, International Growth Portfolio: Service Shares)
Investment Adviser:	Janus Capital Management LLC
Investment Objective:	Long-term growth of capital.

This underlying mutual fund or sub account may invest in lower quality debt securities commonly referred to as junk bonds.

Legg Mason Partners Variable Equity Trust - Legg Mason Partners Variable Small Cap Growth Portfolio: Class I
Investment Adviser:	Legg Mason Partners Fund Advisor, LLC
Sub-adviser:	ClearBridge Advisors, LLC
Investment Objective:	The fund seeks long-term growth of capital.

This underlying mutual fund or sub account may invest in lower quality debt securities commonly referred to as junk bonds.

Lincoln Variable Insurance Products Trust - Baron Growth Opportunities Fund: Service Class
Investment Adviser:	Lincoln Investment Advisors Corporation
Sub-adviser:	BAMCO, Inc.
Investment Objective:	Capital appreciation.

Lord Abbett Series Fund, Inc. - Mid-Cap Value Portfolio: Class VC
Investment Adviser:	Lord, Abbett & Co. LLC
Investment Objective:	Capital appreciation through investments, primarily in equity securities, which are believed to be undervalued in the market place.

This underlying mutual fund or sub account may invest in lower quality debt securities commonly referred to as junk bonds.

M Fund, Inc. - Brandes International Equity Fund
Investment Adviser:	M. Financial Investment Advisers, Inc.
Sub-adviser:	Brandes Investment Partners, L.P.
Investment Objective:	Long term capital appreciation.

M Fund, Inc. - Business Opportunity Value Fund
Investment Adviser:	M. Financial Investment Advisers, Inc.
Sub-adviser:	Iridian Asset Management LLC
Investment Objective:	Long term capital appreciation.

M Fund, Inc. - Frontier Capital Appreciation Fund
Investment Adviser:	M. Financial Investment Advisers, Inc.
Sub-adviser:	Frontier Capital Management Company, LLC
Investment Objective:	Maximum capital appreciation.

M Fund, Inc. - Turner Core Growth Fund
Investment Adviser:	M. Financial Investment Advisers, Inc.
Sub-adviser:	Turner Investment Partners, Inc.
Investment Objective:	Long term capital appreciation.

MFS® Variable Insurance Trust - MFS Research International Series: Service Class
Investment Adviser:	Massachusetts Financial Services Company
Investment Objective:	To seek capital appreciation.

MFS® Variable Insurance Trust - MFS Value Series: Service Class
Investment Adviser:	Massachusetts Financial Services Company
Investment Objective:	To seek capital appreciation.

Nationwide Variable Insurance Trust - Federated NVIT High Income Bond Fund: Class I
Investment Adviser:	Nationwide Fund Advisors
Sub-adviser:	Federated Investment Management Company
Investment Objective:	High current income.

This underlying mutual fund or sub account may invest in lower quality debt securities commonly referred to as junk bonds.

Nationwide Variable Insurance Trust - Gartmore NVIT Emerging Markets Fund: Class I
Investment Adviser:	Nationwide Fund Advisors
Sub-adviser:	Gartmore Global Partners
Investment Objective:	Long-term capital growth by investing primarily in equity securities of companies located in emerging market countries.

This underlying mutual fund or sub account may invest in lower quality debt securities commonly referred to as junk bonds.

Nationwide Variable Insurance Trust - Gartmore NVIT International Equity Fund: Class I
Investment Adviser:	Nationwide Fund Advisors
Sub-adviser:	Gartmore Global Partners
Investment Objective:	Long-term capital growth by investing primarily in equity securities of companies in Europe, Australasia, the Far East and other regions, including developing countries.

This underlying mutual fund or sub account may invest in lower quality debt securities commonly referred to as junk bonds.

Nationwide Variable Insurance Trust - Gartmore NVIT Worldwide Leaders Fund: Class I
Investment Adviser:	Nationwide Fund Advisors
Sub-adviser:	Gartmore Global Partners
Investment Objective:	Long-term capital growth.

Nationwide Variable Insurance Trust - NVIT Government Bond Fund: Class I
Investment Adviser:	Nationwide Fund Advisors
Sub-adviser:	Nationwide Asset Management, LLC
Investment Objective:	To provide a high level of income as is consistent with the preservation of capital.

Nationwide Variable Insurance Trust - NVIT International Index Fund: Class II
Investment Adviser:	Nationwide Fund Advisors
Sub-adviser:	BlackRock Investment Management, LLC
Investment Objective:	To match the performance of the Morgan Stanley Capital International Europe, Australasia and Far East Index ("MSCI EAFE® Index") as closely as possible before the deduction of Fund expenses.

Nationwide Variable Insurance Trust - NVIT Investor Destinations Aggressive Fund: Class II
Investment Adviser:	Nationwide Fund Advisors
Investment Objective:	To maximize growth of capital consistent with a more aggressive level of risk as compared to the other Investor Destinations Funds.

The Nationwide NVIT Investor Destinations Funds are designed to provide diversification and asset allocation across several types of investments and asset classes, primarily by investing in underlying funds.  Therefore, a proportionate share of the fees and expenses of the underlying funds are indirectly borne by investors.  Please refer to the prospectus for Nationwide NVIT Investor Destinations Funds for more information.

This underlying mutual fund or sub account may invest in lower quality debt securities commonly referred to as junk bonds.

Nationwide Variable Insurance Trust - NVIT Investor Destinations Conservative Fund: Class II
Investment Adviser:	Nationwide Fund Advisors
Investment Objective:	High level of return consistent with a conservative level of risk compared to the other Investor Destinations Funds.

The Nationwide NVIT Investor Destinations Funds are designed to provide diversification and asset allocation across several types of investments and asset classes, primarily by investing in underlying funds.  Therefore, a proportionate share of the fees and expenses of the underlying funds are indirectly borne by investors.  Please refer to the prospectus for Nationwide NVIT Investor Destinations Funds for more information.

This underlying mutual fund or sub account may invest in lower quality debt securities commonly referred to as junk bonds.

Nationwide Variable Insurance Trust - NVIT Investor Destinations Moderate Fund: Class II
Investment Adviser:	Nationwide Fund Advisors
Investment Objective:	High level of total return consistent with a moderate level of risk as compared to other Investor Destinations Funds.

The Nationwide NVIT Investor Destinations Funds are designed to provide diversification and asset allocation across several types of investments and asset classes, primarily by investing in underlying funds.  Therefore, a proportionate share of the fees and expenses of the underlying funds are indirectly borne by investors.  Please refer to the prospectus for Nationwide NVIT Investor Destinations Funds for more information.

This underlying mutual fund or sub account may invest in lower quality debt securities commonly referred to as junk bonds.

Nationwide Variable Insurance Trust - NVIT Investor Destinations Moderately Aggressive Fund: Class II
Investment Adviser:	Nationwide Fund Advisors
Investment Objective:	Growth of capital, but also seeks income consistent with a moderately aggressive level of risk as compared to the other Investor Destinations Funds.

The Nationwide NVIT Investor Destinations Funds are designed to provide diversification and asset allocation across several types of investments and asset classes, primarily by investing in underlying funds.  Therefore, a proportionate share of the fees and expenses of the underlying funds are indirectly borne by investors.  Please refer to the prospectus for Nationwide NVIT Investor Destinations Funds for more information.

This underlying mutual fund or sub account may invest in lower quality debt securities commonly referred to as junk bonds.

Nationwide Variable Insurance Trust - NVIT Investor Destinations Moderately Conservative Fund: Class II
Investment Adviser:	Nationwide Fund Advisors
Investment Objective:	High level of total return consistent with a moderately conservative level of risk.

The Nationwide NVIT Investor Destinations Funds are designed to provide diversification and asset allocation across several types of investments and asset classes, primarily by investing in underlying funds.  Therefore, a proportionate share of the fees and expenses of the underlying funds are indirectly borne by investors.  Please refer to the prospectus for Nationwide NVIT Investor Destinations Funds for more information.

This underlying mutual fund or sub account may invest in lower quality debt securities commonly referred to as junk bonds.

Nationwide Variable Insurance Trust - NVIT Mid Cap Index Fund: Class II
Investment Adviser:	Nationwide Fund Advisors
Sub-adviser:	BlackRock Investment Management, LLC
Investment Objective:	Capital appreciation.

This underlying mutual fund or sub account may invest in lower quality debt securities commonly referred to as junk bonds.

Nationwide Variable Insurance Trust - NVIT Money Market Fund: Class V
Investment Adviser:	Nationwide Fund Advisors
Sub-adviser:	Federated Investment Management Company
Investment Objective:	The fund seeks as high a level of current income as is consistent with preserving capital and maintaining liquidity.

Nationwide Variable Insurance Trust - NVIT Multi Sector Bond Fund: Class I
Investment Adviser:	Nationwide Fund Advisors
Sub-adviser:	Logan Circle Partners, L.P.
Investment Objective:	Above average total return over a market cycle of three to five years.

This underlying mutual fund or sub account may invest in lower quality debt securities commonly referred to as junk bonds.

Nationwide Variable Insurance Trust - NVIT Multi-Manager Large Cap Growth Fund: Class I
Investment Adviser:	Nationwide Fund Advisors
Sub-adviser:	Goldman Sachs Asset Management, L.P.; Neuberger Berman Management Inc.; Wells Capital Management, Inc.
Investment Objective:	The fund seeks long-term capital growth.

Nationwide Variable Insurance Trust - NVIT Multi-Manager Mid Cap Growth Fund: Class I
Investment Adviser:	Nationwide Fund Advisors
Sub-adviser:	Neuberger Berman Management Inc. and American Century Investment Management Inc.
Investment Objective:	The fund seeks long-term capital growth.

Nationwide Variable Insurance Trust - NVIT Multi-Manager Mid Cap Value Fund: Class I
Investment Adviser:	Nationwide Fund Advisors
Sub-adviser:	American Century Investment Management, Inc.; RiverSource Investments, LLC; Thompson Siegel & Walmsley LLC
Investment Objective:	The fund seeks long-term capital appreciation.

Nationwide Variable Insurance Trust - NVIT Multi-Manager Small Cap Growth Fund: Class I
Investment Adviser:	Nationwide Fund Advisors
Sub-adviser:	Waddell & Reed Investment Management Company; OppenheimerFunds, Inc.
Investment Objective:	Capital growth.
This underlying mutual fund or sub account may invest in lower quality debt securities commonly referred to as junk bonds.

Nationwide Variable Insurance Trust - NVIT Multi-Manager Small Cap Value Fund: Class I
Investment Adviser:	Nationwide Fund Advisors
Sub-adviser:	Aberdeen Asset Management, Inc.; Epoch Investment Partners, Inc.; J.P. Morgan Investment Management Inc.
Investment Objective:	Capital appreciation.

Nationwide Variable Insurance Trust - NVIT Multi-Manager Small Company Fund: Class I
Investment Adviser:	Nationwide Fund Advisors
Sub-adviser:
Aberdeen Asset Management, Inc.: American Century Investment Management Inc.; Gartmore Global Partners; Morgan Stanley Investment Management; Neuberger Berman Management, Inc.; Putnam Investment Management, LLC; Waddell & Reed Investment Management Company

Investment Objective:	Long-term growth of capital.

This underlying mutual fund or sub account may invest in lower quality debt securities commonly referred to as junk bonds.

Nationwide Variable Insurance Trust - NVIT Nationwide Fund: Class I
Investment Adviser:	Nationwide Fund Advisors
Sub-adviser:	Aberdeen Asset Management, Inc.
Investment Objective:	Total return through a flexible combination of capital appreciation and current income.

Nationwide Variable Insurance Trust - NVIT Short Term Bond Fund: Class I
Investment Adviser:	Nationwide Fund Advisors
Sub-adviser:	Nationwide Asset Management, LLC
Investment Objective:	The fund seeks to provide a high level of current income while preserving capital and minimizing fluctuations in share value.

This underlying mutual fund or sub account may invest in lower quality debt securities commonly referred to as junk bonds.

Nationwide Variable Insurance Trust - Van Kampen NVIT Real Estate Fund: Class I
Investment Adviser:	Nationwide Fund Advisors
Sub-adviser:	Van Kampen Asset Management
Investment Objective:	The fund seeks current income and long-term capital appreciation.

Neuberger Berman Advisers Management Trust - AMT Partners Portfolio: I Class
Investment Adviser:	Neuberger Berman Management LLC.
Sub-adviser:	Neuberger Berman, LLC
Investment Objective:	Capital growth.

This underlying mutual fund or sub account may invest in lower quality debt securities commonly referred to as junk bonds.

Neuberger Berman Advisers Management Trust - AMT Regency Portfolio: S Class
Investment Adviser:	Neuberger Berman Management LLC.
Sub-adviser:	Neuberger Berman, LLC
Investment Objective:	Growth of capital.

This underlying mutual fund or sub account may invest in lower quality debt securities commonly referred to as junk bonds.

Oppenheimer Variable Account Funds - Oppenheimer Capital Appreciation Fund/VA: Service Shares
Investment Adviser:	OppenheimerFunds, Inc.
Investment Objective:	Capital appreciation by investing in securities of well-known established companies.

Oppenheimer Variable Account Funds - Oppenheimer Global Securities Fund/VA: Service Shares
Investment Adviser:	OppenheimerFunds, Inc.
Investment Objective:
Long-term capital appreciation by investing a substantial portion of its assets in securities of foreign issuers, "growth-type" companies, cyclical industries and special situations that are considered to have appreciation possibilities.

PIMCO Variable Insurance Trust - All Asset Portfolio: Administrative Class
Investment Adviser:	Pacific Investment Management Company LLC
Sub-adviser:	Research Affiliates
Investment Objective:	Maximum total return consistent with preservation of capital and prudent investment management.

This underlying mutual fund or sub account may invest in other funds.  Therefore, a proportionate share of the fees and expenses of any acquired funds are indirectly borne by investors.  As a result, investors may incur higher charges in this underlying mutual fund or subaccount than a fund that does not invest in other funds.

This underlying mutual fund or sub account may invest in lower quality debt securities commonly referred to as junk bonds.

PIMCO Variable Insurance Trust - Foreign Bond Portfolio (Unhedged): Administrative Class
Investment Adviser:	Pacific Investment Management Company LLC
Investment Objective:	Maximum total return consistent with preservation of capital and prudent investment management.

PIMCO Variable Insurance Trust - Low Duration Portfolio: Administrative Class
Investment Adviser:	Pacific Investment Management Company LLC
Investment Objective:	Maximum total return consistent with preservation of capital and prudent investment management.

PIMCO Variable Insurance Trust - Real Return Portfolio: Administrative Class
Investment Adviser:	Pacific Investment Management Company LLC
Investment Objective:	Maximum real return consistent with preservation of real capital and prudent investment management.

PIMCO Variable Insurance Trust - Total Return Portfolio: Administrative Class
Investment Adviser:	Pacific Investment Management Company LLC
Investment Objective:	Maximum total return consistent with preservation of capital and prudent investment management.

Pioneer Variable Contracts Trust - Pioneer Emerging Markets VCT Portfolio: Class I
Investment Adviser:	Pioneer Investment Management, Inc.
Investment Objective:	Long-term growth of capital.

This underlying mutual fund or sub account may invest in lower quality debt securities commonly referred to as junk bonds.

Pioneer Variable Contracts Trust - Pioneer High Yield VCT Portfolio: Class II
Investment Adviser:	Pioneer Investment Management, Inc.
Investment Objective:
Maximize total return through a combination of income and capital appreciation.  Normally, the portfolio invests at least 80% of its total assets in below investment grade (high yield) debt securities and preferred stocks.

This underlying mutual fund or sub account may invest in lower quality debt securities commonly referred to as junk bonds.

Putnam Variable Trust - Putnam VT Small Cap Value Fund: Class IB
Investment Adviser:	Putnam Investment Management, LLC
Investment Objective:	Capital appreciation.

This underlying mutual fund or sub account may invest in other funds.  Therefore, a proportionate share of the fees and expenses of any acquired funds are indirectly borne by investors.  As a result, investors may incur higher charges in this underlying mutual fund or subaccount than a fund that does not invest in other funds.

Royce Capital Fund - Royce Micro-Cap Portfolio: Investment Class
Investment Adviser:	Royce & Associates, LLC
Investment Objective:	Long-term capital growth.

T. Rowe Price Equity Series, Inc. - T. Rowe Price Equity Income Portfolio: Class II
Investment Adviser:	T. Rowe Price Investment Services
Investment Objective:	Substantial dividend income as well as long-term growth of capital through investments in the common stocks of established companies.

This underlying mutual fund or sub account may invest in lower quality debt securities commonly referred to as junk bonds.

The Universal Institutional Funds, Inc. - Captial Growth Portfolio: Class II
Investment Adviser:	Morgan Stanley Investment Management, Inc., which does business in certain
Investment Objective:	Long-term capital appreciation by investing primarily in growth-oriented equity securities of large capitalization companies.

The Universal Institutional Funds, Inc. - Emerging Markets Debt Portfolio: Class II
Investment Adviser:	Morgan Stanley Investment Management Inc.
Investment Objective:	High total return by investing primarily in fixed income securities of government and government-related issuers and, to a lesser extent, of corporate issuers in emerging market countries.

This underlying mutual fund or sub account may invest in other funds.  Therefore, a proportionate share of the fees and expenses of any acquired funds are indirectly borne by investors.  As a result, investors may incur higher charges in this underlying mutual fund or subaccount than a fund that does not invest in other funds.

This underlying mutual fund or sub account may invest in lower quality debt securities commonly referred to as junk bonds.

The Universal Institutional Funds, Inc. - Global Real Estate Portfolio: Class II
Investment Adviser:	Morgan Stanley Investment Management Inc.
Investment Objective:	The Portfolio seeks to provide current income and capital appreciation.

This underlying mutual fund or sub account may invest in other funds.  Therefore, a proportionate share of the fees and expenses of any acquired funds are indirectly borne by investors.  As a result, investors may incur higher charges in this underlying mutual fund or subaccount than a fund that does not invest in other funds.

The Universal Institutional Funds, Inc. - Mid Cap Growth Portfolio: Class II
Investment Adviser:	Morgan Stanley Investment Management, Inc., which does business in certain
Investment Objective:	Long-term capital growth by investing primarily in common stocks and other equity securities.

Van Eck Worldwide Insurance Trust - Worldwide Hard Assets Fund: Initial Class
Investment Adviser:	Van Eck Associates Corporation
Investment Objective:	Long-term capital appreciation by investing primarily in hard asset securities. Income is a secondary consideration.

Wells Fargo Advantage Funds® Variable Trust - VT Discovery Fund
Investment Adviser:	Wells Fargo Funds Management, LLC
Sub-adviser:	Wells Capital Management Incorporated
Investment Objective:	Long-term capital appreciation.

Wells Fargo Advantage Funds® Variable Trust - VT Small Cap Growth Fund
Investment Adviser:	Wells Fargo Funds Management, LLC
Sub-adviser:	Wells Capital Management Incorporated
Investment Objective:	Long-term capital appreciation.

Appendix B: Definitions

Accumulation Unit (s) – A unit of measure representing a Policy Owner's investment in, or share s of, a Sub-Account .
Attained Age – A person's Issue Age on the Policy Date plus the number of full years since the Policy Date.
Base Specified Amount – The amount of Death Benefit coverage under the Policy on the Policy Date, excluding any Rider Specified Amount.  Subsequent to the Policy Date, the Death Benefit coverage will equal or exceed this amount unless the Policy Owner request s a decrease in the Base Specified Amount or take a partial surrender.

Beneficiary – The person or legal entity to whom/which the Death Benefit is paid upon the Insured’s death.
Block Purchase – One or more policies identified by a Policy Owner (or prospective Policy Owner) as being part of the same transaction (e.g. a list of individuals to be insured).  Only actually issued policies, each also a part of the same Consolidated Purchase, and not cancelled during the right to examine period, will be considered part of the same Block Purchase.

Cash Surrender Value – The amount payable to the Policy Owner upon a full surrender of the Policy. This amount is equal to the Enhanced Cash Value, minus Indebtedness and outstanding policy charges.
Cash Value – The sum of the value of a Policy's allocations to the Sub-Accounts, the fixed account, and the Policy Loan Account.
Code – The Internal Revenue Code of 1986, as amended.
Consolidated Purchase – One or more Block Purchases by the same Policy Owner as part of a single life insurance purchase.  We consider a single life insurance purchase to be where a Policy O wner is using one or more Block Purchases to informally fund a corporate liability, such as a non-qualified deferred compensation plan or a similar arrangement.

Death Benefit – The amount of insurance coverage provided by the base policy, and the Supplemental Insurance Rider, if purchased, upon the Insured’s death while the Policy is In Force.  The actual amount we pay to the Beneficiary is the amount of insurance coverage provided by the base policy, and the Supplemental Insurance Rider, if purchased, less any Indebtedness and any due and unpaid policy charges.

Enhanced Cash Value – The sum of the Policy’s Cash Value plus the Enhancement Benefit, if applicable.
Enhancement Benefit – An additional amount added to the Policy’s Cash Surrender Value upon a full surrender of the Policy during the first six or ten policy years (depending on the Policy’s charge band), provided the qualifying conditions have been satisfied.  Since this amount is applied to the Cash Surrender Value only upon full surrender of the Policy, it has no impact on any other values or calculations of the Policy.

Excess Premium – Any Premium applied to Base Specified Amount that exceeds the Target Premium.  If the Supplemental Insurance Rider is added, a higher proportion of the paid Premium will be Excess Premium.

FDIC – Federal Deposit Insurance Corporation.
Grace Period – A sixty-one day period after which the Policy will Lapse if do not remit sufficient Premium to keep the Policy In Force.

Home Office – Our Home Office is located at One Nationwide Plaza, Columbus, Ohio 43215.
In Force – The insurance coverage is in effect.
Indebtedness – The total amount of all outstanding policy loans, including principal and interest due.
Insured – The person whose life we insure under the Policy and whose death results in the payment the Death Benefit.
Investment Experience – The market performance of a mutual fund (in which a) Sub-Account invests.
Issue Age – A person's age based on their last birthday on or before the Policy Date.
Lapse – The Policy terminates without value.
Maturity Date – The date on which insurance coverage provided by the Policy is scheduled to end.  The Policy is automatically extended past the Maturity Date with modified benefits unless the Policy Owner elect s otherwise. The Maturity Date is the anniversary of the Policy Date on or next following the Insured's 120th birthday.

Maturity Proceeds – The amount of money payable to the Policy Owner on the Maturity Date if your Policy is In Force. The Maturity Proceeds are equal to the Cash Value minus any Indebtedness.
Minimum Required Death Benefit – The lowest Death Benefit that will qualify the Policy as life insurance under the Code.
Nationwide, us, we, our or the Company – Nationwide Life Insurance Company.
Net Amount At Risk – The Policy’s Death Benefit minus the Policy’s Cash Value.
Net Asset Value (NAV) – The price of a share of a mutual fund in which a Sub-Account invests.  It is calculated by subtracting the mutual fund’s liabilities from its total assets, and dividing that figure by the number of shares outstanding.  We use the NAV to calculate the value of Accumulation Units.  The NAV does not reflect deductions we make for charges we take from Sub-Accounts.

Net Premium – The amount of Premium applied to the Policy after the deduction of the Premium Load.
Policy – The terms, conditions, benefits, and rights of the life insurance contract between the Policy Owner and the company.  The life insurance contract includes any attached written supplemental applications, together with any amendments, endorsements, or Riders.

Policy Data Page(s) – The Policy Data Page contains more detailed information about the Policy, some of which is unique and particular to the Owner, the Beneficiary and the Insured.  The charges shown on the Policy Data Page reflect the guaranteed maximum policy charges, which may not be the amount actually be charged.  Please request an illustration for specific information about charges applicable to particular Policies .

Policy Date – The date we begin assessing charges under the Policy, as shown on the Policy Data Page.  Policy years and months are measured from this date.  This date will be the date the initial Premium is paid, unless the Policy Owner request s and we approve another date.

Policy Loan Account – An account used as collateral for policy loans.  Upon approval of a policy loan, we transfer an amount from the Cash Value that equals the policy loan amount to this account.  Amounts transferred from the Sub-Accounts will be in the same proportion as a Policy's Sub-Account allocations, unless the Policy Owner instruct s otherwise.  We will only transfer amounts from the fixed account if the loan amount exceeds 90% of the Cash Value allocated to the Sub-Accounts.  Amounts in this account will accrue and be credited daily interest at a rate not less than the stated interest crediting rate shown on the Policy Data Page s .

Policy Owner – The corporation or legal entity, such as a trust, named as the owner: (i) in the application; or (ii) to which ownership rights in the policy have been validly assigned.

Policy Proceeds or Proceeds – Policy Proceeds are the amount payable upon termination of the Policy.  Policy Proceeds could be comprised of the Death Benefit, the Maturity Proceeds, or the Cash Surrender Value upon a full surrender of the Policy.

Premium – The amount of money paid into the Policy, including amounts, if any, attributable to Section 1035 exchanges.
Rider – An optional benefit the Policy Owner may purchase/elect under the Policy.
Rider Specified Amount – The amount of Death Benefit coverage under the Supplemental Insurance Rider.
SEC – The Securities and Exchange Commission.
Section 1035 – The Code section describing an exchange between a life insurance Policy and/or annuity contract.
Sub-Accounts – The mechanisms we use to account for the Policy Owner's allocations of Net Premium and Cash Value among the Policy’s variable investment options.
Substandard Rating – A risk classification based on medical and/or non-medical factors used to determine what to charge for life insurance based on characteristics of the Insured beyond traditional factors for standard risks, which include age, sex and the smoking habits of the Insured.  Substandard Ratings are shown on the Policy Data Pages as rate class multiples (medical factors) and/or monthly flat extras (medical and/or non-medical factors).  The higher the rate class multiple or monthly flat extra, the greater the risk assessed and the higher the cost.

Target Premium – The maximum amount of Premium the Policy Owner may pay to purchase Base Specified Amount under Section 7702A of the Code and still have the Policy treated as a life insurance contract for federal tax purposes.  This is the maximum Premium the Policy Owner may put into the Policy based on the "7-Pay" method, which determines the limits on Premium payments in each of the first seven policy years.  The actual amount is based on numerous factors which include the Issue Age of the Insured, Substandard Ratings (if any), and an adjustment for any Premium exchanged into the Policy under Section 1035 of the Code.

Total Specified Amount – The sum of the Base Specified Amount and the Rider Specified Amount, if any.
Valuation Period – The period during which we determine the change in the value of the Sub-Accounts.  One Valuation Period ends and another begins with the close of trading on the New York Stock Exchange.

Appendix C: Blending Examples of Policy Charges

Blending Examples of Policy Charges

Case with First Year Premium of $900,000
Guaranteed Issue Policy With a Total Specified Amount of $19,650,000
(Assuming No Premiums From Section 1035 Exchange)

The table below shows an example of each charge being blended assuming: the Policy is assigned to Band 3; the Total Specified Amount is $19,650,000; the first-year Premium is $900,000; and the Total Specified Amount is allocated 80% to Base Specified Amount and 20% to Rider Specified Amount.   The "blending" calculates charges based on a weighted average of the Base Specified Amount and Rider Specified Amount.   To determine the weighted average, the charge amount attributed to base and rider charges are independently multiplied by their respective allocations and the result of each is added together to achieve the total charge assessed.  For example, in the table below the Premium Load charges would be determined as follows.

Total Premium Load Charges =                                                        [Target Premium (Base) Percentage x Target Premium Charge] +

[Excess Premium (Rider) Percentage x Excess Premium Charge]

=        [(0.80) x (0.05)] + [(0.20) + (0.04)]

=        [(0.04)] + [0.006]

=        0.046 or 4.6%

Charges Assuming the Policy is Assigned Band 3 with an Allocation of 80% to Base Specified Amount and 20% to Rider Specified Amount
Policy Year	Premium Load: Deducted from Each Premium Paid
	Target Premium (Base)	Excess Premium (Rider)	80%/20% Charge Blend
1	5.00%	3.00%	4.60%
2	5.00%	3.00%	4.60%
3	5.00%	3.00%	4.60%
4	5.00%	3.00%	4.60%
5	5.00%	3.00%	4.60%
Policy Year	Variable Account Asset Charge: Deducted Monthly from Cash Value
	Base Specified Amount	Rider Specified Amount	80%/20% Charge Blend
1	0.30%	0.30%	0.30%
2	0.30%	0.30%	0.30%
3	0.30%	0.30%	0.30%
4	0.30%	0.30%	0.30%
5	0.30%	0.30%	0.30%
Policy Year	Specified Amount Charges: Deducted Monthly from Cash Value
	Base Specified Amount	Rider Specified Amount	80%/20% Charge Blend
1	$1,277.25	$589.50	$1,139.70
2	$1,277.25	$589.50	$1,139.70
3	$1,277.25	$589.50	$1,139.70
4	$1,277.25	$589.50	$1,139.70
5	$1,277.25	$589.50	$1,139.70
Policy Year	Cost of Insurance Charge: Per $1,000 based on Issue Age of 45 and Deducted Monthly from Cash Value
	Base Specified Amount	Rider Specified Amount	80%/20% Charge Blend
1	$1.597	$1.374	$1.552
2	$1.736	$1.450	$1.679
3	$1.887	$1.537	$1.817
4	$2.052	$1.646	$1.971
5	$2.230	$1.796	$2.143

Appendix D: Factors Used in Calculating the Enhancement Benefit

The table below shows the factors used to calculate the Enhancement Benefit for the first and last month of each policy year.  The actual calculation will depend on the month the Policy is surrendered.   Policy Owners may request a calculation of their current Enhancement Benefit by contacting our Home Office.

Enhancement Benefit Factors
	Factors for A: Applied to Current Policy Year Year-to-date Total Policy Charge				Factors for B: Applied to End of Prior Year Enhancement Benefit
	6 Year Monthly Enhancement (Band 1)		10 Year Monthly Enhancement (Bands 2, 3, and 4)		6 Year Monthly Enhancement (Band 1)		10 Year Monthly Enhancement (Bands 2, 3 and 4 )
Policy Year	Month 1	Month 12	Month 1	Month 12	Month 1	Month 12	Month 1	Month 12
1	95%	72%	90%	84%	N/A	N/A	N/A	N/A
2	95%	72%	90%	84%	96.75%	61%	98.50%	82%
3	95%	72%	90%	84%	95.92%	51%	98.25%	79%
4	95%	72%	90%	84%	94.50%	34%	97.92%	75%
5	95%	72%	90%	84%	91.67%	0%	97.50%	70%
6	95%	0%	90%	84%	91.67%	0%	96.83%	62%
7	None	None	90%	84%	None	None	95.83%	50%
8	None	None	90%	84%	None	None	94.92%	39%
9	None	None	90%	84%	None	None	91.92%	3%
10	None	None	90%	0%	None	None	91.67%	0%
11+	None	None	None	None	None	None	None	None

Using the factors available in the table above, here is an example of how an Enhancement Benefit would be calculated.

In this example, we will assume the following:

A surrender in the last month of policy year 3.
The Policy is assigned to Band 1.
Current year total charges are $5,000.
The prior year’s Enhancement Benefit was $3,000.

Using these assumptions, the Enhancement Benefit is calculated as follows:

A (Current Year to Date Total Policy Charges) + B (The Amount of Last Year’s Enhancement Benefit)

Where:   A = the Factor Applied to Current Year to Date Total Policy Charges; and
B = the Factor Applied to the Prior Year’s Enhancement Benefit.

= 72% ($5,000) + 51% ($3,000)

= ($3,600) + ($1,530)

= $5,130

Appendix E: State Variations
Described below are the variations to certain prospectus disclosures resulting from state law or the instruction provided by state insurance authorities as of the date of this prospectus. Information regarding a state’s requirements does not mean that Nationwide currently offers policies within that jurisdiction.  These variations are subject to change without notice and additional variations may be imposed as required by specific states.  Please contact Nationwide or the registered representative for the most up to date information of state variations.

Colorado – In addition to the right to elect to irrevocably transfer 100% of the policy's Cash Value to the fixed account within the first twenty-four months from the Policy Date provided under "Exchanging The Policy," the Policy Owner may also elect to irrevocably transfer 100% of the policy's Cash Value to the fixed account within the later of sixty days from the date of a change in the investment policy of a Sub-Account or sixty days from when we notify the Policy Owner of their option to make such transfer.  See the "Exchanging The Policy" sub-section of "The Policy" section and the "Nationwide VLI Separate Account – 4" section of this prospectus.

The suicide provision in the policy and in any Rider is limited to one year from the Policy Date, reinstatement date, effective date of a Specified Amount increase, or Rider effective date.  See the "Suicide" sub-section of "The Death Benefit" section of this prospectus.

Connecticut – In addition to the right to exchange the policy for a different policy provided under "Exchanging the Policy," the Policy Owner may within eighteen months from the Policy Date, exchange the policy for a new fixed benefit life insurance policy on the life of the Insured wherein no additional evidence of insurability is required.  See the "Exchanging the Policy" sub-section of "The Policy" section of this prospectus.

Florida – The Enhancement Benefit described under the "Enhancement Benefit" sub-section of "The Policy" section is not available or applicable where a new Owner is named, except where the new Owner is also a corporation or an entity established by a corporation (such as a corporate affiliate).  See the " Policy Owner and Beneficiaries" and "Enhancement Benefit" sub-sections of "The Policy" section of this prospectus.

Massachusetts - In addition to the right to elect to irrevocably transfer 100% of the policy's Cash Value to the fixed account within the first twenty-four months from the Policy Date provided under "Exchanging the Policy," the Policy Owner may also elect to irrevocably transfer 100% of the policy's Cash Value to the fixed account within the later of sixty days from the date of a change in the investment policy of a Sub-Account or sixty days from when we notify the Policy Owner of their option to make such transfer.  See the "Exchanging the Policy" sub-section of "The Policy" section and the "Nationwide VLI Separate Account – 4" section of this prospectus.

Missouri - The suicide provision in the policy and in any Rider is limited to one year from the Policy Date, reinstatement date, effective date of a Specified Amount increase, or Rider effective date.  See the "Suicide" sub-section of "The Death Benefit" section of this prospectus.

Additionally, under the "Grace Period" sub-section of the "Lapse" section, the amount the Policy Owner must pay to avoid Lapsing the policy is equal to at least three times the current month's policy charges.  See the "Grace Period" sub-section of the "Lapse" section of this prospectus.

In the "Reinstatement" sub-section of the "Lapse" section of the prospectus, the three year reinstatement period is extended to five years.  See the "Reinstatement" sub-section of the "Lapse" section of this prospectus .

Nebraska - Under the "Grace Period" sub-section of the "Lapse" section, the amount the Policy Owner must pay to avoid Lapsing the policy is equal to at least three times the current month's policy charges.  See the "Grace Period" sub-section of the "Lapse" section of this prospectus.

New Hampshire – This policy is not available for issuance in the state of New Hampshire.

New York - This policy is not available for issuance in the state of New York .

North Carolina - In the "Reinstatement" sub-section of the "Lapse" section of the prospectus, the three year reinstatement period is extended to five years.  See the "Reinstatement" sub-section of the "Lapse" section of this prospectus.

North Dakota - The suicide provision in the policy and in any Rider is limited to one year from the Policy Date, reinstatement date, effective date of a Specified Amount increase, or Rider effective date.  See the "Suicide" sub-section of "The Death Benefit" section of this prospectus.

Oregon - In addition to the right to elect to irrevocably transfer 100% of the policy's Cash Value to the fixed account within the first twenty-four months from the Policy Date provided under "Right of Conversion," the Policy Owner may also elect to irrevocably transfer 100% of the policy's Cash Value to the fixed account within the later of sixty days from the date of a change in the investment policy of a Sub-Account or sixty days from when we notify the Policy Owner of their option to make such transfer.  See the "Right of Conversion" sub-section of "The Policy" section and the "Nationwide VLI Separate Account – 4" section of this prospectus.

In addition to the right to exchange the policy for a different policy provided under "Exchanging the Policy," the Policy Owner may within eighteen months from the Policy Date, exchange the policy for a new fixed benefit life insurance policy on the life of the Insured wherein no additional evidence of insurability is required.  The policy also provides the Policy Owner a right to use the Policy's Cash Surrender Value as a single premium payment to purchase a paid-up insurance policy on the life of the Insured.  See the "Exchanging the Policy" sub-section of "The Policy" section of this prospectus.

Utah - Under the "Reinstatement" sub-section of the "Lapse" section, all premium requirements must be met except for the requirement that the Policy Owner must pay sufficient Premium to keep the policy In Force for three months from the date of reinstatement.  See the "Grace Period" sub-section of the "Lapse" section of this prospectus.

West Virginia – Under the "Reinstatement" sub-section of the "Lapse" section, the Policy Owner must pay sufficient Premium to keep the policy In Force for one month from the date of reinstatement.  See the "Grace Period" sub-section of the "Lapse" section of this prospectus.

Outside back cover page

To learn more about this Policy, you should read the Statement of Additional Information (the "SAI") dated the same date as this prospectus.  For a free copy of the SAI, to receive personalized illustrations of Death Benefits, net cash surrender values, and cash values, and to request other information about this Policy please call our Service Center at 1-877-351-8808 (TDD: 1-800-238-3035) or write to us at Nationwide Life Insurance Company, Corporate Insurance Markets, One Nationwide Plaza, 1-11-08, Columbus, OH 43215-2220.

The SAI has been filed with the SEC and is incorporated by reference into this prospectus. The SEC maintains an Internet website (http://www.sec.gov) that contains the SAI and other information about us and the Policy.  Information about us and the Policy (including the SAI) may also be reviewed and copied at the SEC's Public Reference Room in Washington, D.C., or may be obtained, upon payment of a duplicating fee, by writing the Public Reference Section of the SEC, 100 F Street NE, Washington, D.C. 20549-8090.  Additional information on the operation of the Public Reference Room may be obtained by calling the SEC at (202) 551-8090.

Investment Company Act of 1940 Registration File No. 811-8301
Securities Act of 1933 Registration File No. 333-153343

Nationwide VLI Separate Account-4
(Registrant)

Nationwide Life Insurance Company
(Depositor)

Corporate Insurance Markets
One Nationwide Plaza, 1-11-08
Columbus, OH 43215-2220
1-877-351-8808
TDD: 1-800-238-3035

STATEMENT OF ADDITIONAL INFORMATION

Corporate Flexible Premium Adjustable Variable Universal Life Insurance Policies

This Statement of Additional Information ("SAI'') contains additional information regarding the corporate flexible premium adjustable variable universal life insurance policy offered by Nationwide Life Insurance Company ("Nationwide").  This SAI is not a prospectus and should be read together with the policy prospectus dated September 1, 2009 and the prospectuses for the mutual funds.  The prospectus is incorporated by reference in this SAI.    A copy of these prospectuses may be obtained FREE OF CHARGE by writing or calling us at our address or phone number shown above.

The date of this Statement of Additional Information is September 1, 2009.

Nationwide Life Insurance Company

We are a stock life insurance company organized under the laws of the State of Ohio in March 1929 with our Home Office at One Nationwide Plaza, Columbus, Ohio 43215.  We provide life insurance, annuities and retirement products.  We are admitted to do business in all states, the District of Columbia and Puerto Rico.  Nationwide is a member of the Nationwide group of companies and all of our common stock is owned by Nationwide Financial Services, Inc. ("NFS"), a holding company.  All of the common stock is held by Nationwide Mutual Insurance Company (95.2%) and Nationwide Mutual Fire Insurance Company (4.8%), the ultimate controlling persons of the Nationwide group of companies. The Nationwide group of companies is one of America’s largest insurance and financial services family of companies, with combined assets of over $135 billion as of December 31, 2008.

Nationwide VLI Separate Account-4

Nationwide VLI Separate Account-4 is a separate account that invests in mutual funds offered and sold to insurance companies and certain retirement plans.  We established the separate account on December 3, 1987 pursuant to Ohio law.  Although the separate account is registered with the SEC as a unit investment trust pursuant to the Investment Company Act of 1940 the SEC does not supervise our management or the management of the variable account. We serve as the custodian of the assets of the variable account.

Nationwide Investment Services Corporation (NISC)

The policies are distributed by NISC, located at One Nationwide Plaza, Columbus, Ohio 43215, a wholly owned subsidiary of Nationwide.  For contracts issued in Michigan, all references to NISC will mean Nationwide Investment Svcs. Corporation.

1

The policies will be sold on a continuous basis by licensed insurance agents in those states where the policies may lawfully be sold.  Agents are registered representatives of broker dealers registered under the Securities Exchange Act of 1934 who are member firms of the Financial Industry Regulatory Authority ("FINRA").

Gross first year commissions plus any expense allowance payments paid by Nationwide on the sale of these policies provided by NISC will not exceed 41% of the Premium.  After the first policy year, we pay gross renewal commissions on the sale of the policies provided by NISC that will not exceed 11% of actual premium payment.

We paid no underwriting commissions to NISC for this separate account in 2008, 2007 or 2006

Services

We have responsibility for administration of the policies and the variable account.  We also maintain the records of the name, address, taxpayer identification number, and other pertinent information for each Policy Owner and the number and type of policy issued to each Policy Owner and records with respect to the policy value of each policy.

We are the custodian of the assets of the variable account.  We will maintain a record of all purchases and redemption of shares of the mutual funds.  We or our affiliates may have entered into agreements with either the investment adviser or distributor for the mutual funds.  The agreements relate to administrative services we or our affiliate furnish.  Some of the services provided include distribution of underlying fund prospectuses, semi-annual and annual fund reports, proxy materials and fund communications, as well as maintaining the websites and voice response systems necessary for contract owners to execute trades in the funds.  We also act as a limited agent for the fund for purposes of accepting the trades.  For these services the funds agree to pay us an annual fee based on the average aggregate net assets of the variable account (and other separate accounts of Nationwide or life insurance company subsidiaries of Nationwide) invested in the particular fund.

We take these anticipated fee payments into consideration when determining the expenses necessary to support the policies.  Without these payments, policy charges would be higher.  Only those funds that agree to pay us a fee will be offered in the Policy.  Generally, we expect to receive somewhere between 0.10% to 0.45% (an annualized rate of the daily net assets of the variable account) from the funds offered in the policies.  What is actually received depends upon many factors, including but not limited to the type of fund (i.e., money market funds generally pay less revenue than other fund types) and the actual services rendered to the fund company.

Independent Registered Public Accounting Firm

The financial statements of Nationwide VLI Separate Account-4 and the consolidated financial statements and schedules of Nationwide Life Insurance Company and subsidiaries for the periods indicated have been included herein in reliance upon the reports of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.  The audit report of KPMG LLP covering the December 31, 2008 consolidated financial statements and schedules of Nationwide Life Insurance Company and subsidiaries contains an explanatory paragraph that states that Nationwide Life Insurance Company adopted the American Institute of Certified Public Accountants' Statement of Position 05-1, Accounting by Insurance Enterprises for Deferred Acquisition Costs in Connection with Modifications or Exchanges of Insurance Contracts, in 2007.  KPMG LLP is located at 191 West Nationwide Blvd., Columbus, Ohio 43215.

Underwriting Procedure

We underwrite the policies issued through Nationwide VLI Separate Account-4.  The Policy's cost of insurance depends upon the Insured's Issue Age, underwriting class, and the length of time the Policy has been In Force.  The rates will vary depending upon tobacco use and other risk factors.  Monthly cost of insurance rates will not exceed those guaranteed in the Policy.

Guaranteed cost of insurance rates for base coverage and coverage pursuant to the Supplemental Insurance Rider under policies issued on a non-medical basis are based on (i) the 2001 Commissioners’ Standard Ordinary 80% Male Mortality Table, (ii) Attained Age, (iii) Substandard Ratings,, and (iv) tobacco distinct status.  Guaranteed cost of insurance rates for base coverage and coverage pursuant to the Supplemental Insurance Rider under policies issued on a medical basis are based on (i) either (a) the 2001 Commissioners’ Standard Ordinary 100% Male Mortality Table or (b) the 2001 Commissioners’ Standard Ordinary 100% Female Mortality Table, (ii) Attained Age, (iii) Substandard Ratings, and (iv) tobacco distinct status. Guaranteed cost of insurance rates for base coverage and coverage pursuant to the Supplemental Insurance Rider on substandard risks will equal the guaranteed cost of insurance rates for standard risks times a percentage greater than 100%.

The underwriting class of an Insured may affect the cost of insurance rate.  There are three underwriting classes into which Insureds are placed, depending on the Insureds’ mortality characteristics: Guaranteed Issue, Simplified Issue, and Regular Issue.  Within each of these mortality risk classes, there are three sub-classifications based on other risk factors of the case and the associated employee benefit plan.  The most favorable is Class A, followed by Class B, and then Class C.

In an otherwise identical policy, an Insured in the Regular Issue underwriting class will have a lower cost of insurance than an Insured in a rate class with higher mortality risks.

The rating class is determined using questionnaires, medical records, and physical exams, depending on the amount of insurance and the attributes of the Insured.  On groups, we may underwrite using short-form questionnaires or abbreviated medical evaluations.

2

Net Amount at Risk

The Policy’s cost of insurance is also dependent on the Policy’s Net Amount at Risk.  The Net Amount at Risk is allocated between the base coverage and the Supplemental Insurance Rider.  The Net Amount at Risk for the base policy is the base policy Death Benefit minus the Policy’s Cash Value.  The Net Amount at Risk for the Supplemental Insurance Rider is the Rider Death Benefit (as described in the "Supplemental Insurance Rider" section of the "Policy Riders and Rider Charges" provision of the prospectus).

Illustrations

Before purchase of the Policy and upon request thereafter, we will provide illustrations of future benefits under the Policy based upon the proposed Insured's age and premium class, the Death Benefit option elected, Specified Amount, planned periodic Premiums and Riders requested.  An illustration will also demonstrate how the current charges associated with a particular Policy may be reduced if  the Supplemental Insurance Rider is elected .

Advertising

Rating Agencies.  Independent financial rating services, including Moody's, Standard & Poor's and A.M. Best Company rank and rate us.  The purpose of these ratings is to reflect the financial strength or claims-paying ability of Nationwide.  The ratings are not intended to reflect the Investment Experience or financial strength of the variable account.  We may advertise these ratings from time to time.  In addition, we may include in certain advertisements, endorsements in the form of a list of organizations, individuals or other parties which recommend us or the policies.  Furthermore, we may occasionally include in advertisements comparisons of currently taxable and tax deferred investment programs, based on selected tax brackets, or discussions of alternative investment vehicles and general economic conditions.

Money Market Yields. We may advertise the "yield" and "effective yield" for the money market Sub-Account.  Yield and effective yield are annualized, which means that it is assumed that the underlying mutual fund generates the same level of net income throughout a year.

Yield is a measure of the net dividend and interest income earned over a specific seven-day period (which period will be stated in the advertisement) expressed as a percentage of the offering price of the underlying mutual fund’s units.  The effective yield is calculated similarly, but reflects assumed compounding, calculated under rules prescribed by the SEC.  Thus, effective yield will be slightly higher than yield, due to the compounding.

Historical Performance of the Sub-Accounts.  We will advertise historical performance of the Sub-Accounts in accordance with SEC prescribed calculations.  Please note that performance information is annualized.  However, if a Sub-Account has been available in the variable account for less than one year, the performance information for that Sub-Account is not annualized.  Performance information is based on historical earnings and is not intended to predict or project future results.

Additional Materials.  We may provide information on various topics to current and prospective Policy Owner s in advertising, sales literature or other materials.

Tax Definition of Life Insurance

Section 7702(b)(1) of the Internal Revenue Code provides that if one of two alternate tests is met, a policy will be treated as life insurance for federal tax purposes.  The two tests are referred to as the Cash Value Accumulation Test and the Guideline Premium/Cash Value Corridor Test.  Both tests are available to flexible premium policies such as this one.

The tables that follow show, numerically, the requirements for each test.

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Guideline Premium/Cash Value Corridor Test
Table of Applicable Percentages of Cash Value

Attained Age of Insured	Percentage of Cash Value	Attained Age of Insured	Percentage of Cash Value	Attained Age of Insured	Percentage of Cash Value
0-40	250%	61	128%	81	105%
41	243%	62	126%	82	105%
42	236%	63	124%	83	105%
43	229%	64	122%	84	105%
44	222%	65	120%	85	105%
45	215%	66	119%	86	105%
46	209%	67	118%	87	105%
47	203%	68	117%	88	105%
48	197%	69	116%	89	105%
49	191%	70	115%	90	105%
50	185%	71	113%	91	104%
51	178%	72	111%	92	103%
52	171%	73	109%	93	102%
53	164%	74	107%	94	101%
54	157%	75	105%	95	101%
55	150%	76	105%	96	101%
56	146%	77	105%	97	101%
57	142%	78	105%	98	101%
58	138%	79	105%	99	101%
59	134%	80	105%	100	100%
60	130%

Cash Value Accumulation Test

The Cash Value Accumulation Test requires the Death Benefit to exceed an applicable percentage of the cash value.  These applicable percentages are calculated by determining net single premiums, as defined in Code Section 7702(b), for each policy year given a set of actuarial assumptions.  The relevant material assumptions include an interest rate of 4% and 2001 CSO guaranteed mortality as prescribed in Revenue Code Section 7702 for the Cash Value Accumulation Test.  The resulting net single premiums are then inverted (i.e., multiplied by 1/net single premium) to give the applicable cash value percentages.  These premiums vary with the ages, sexes, and risk classifications of the Insureds.

The table below provides an example of applicable percentages for the Cash Value Accumulation Test.  This example is for a male non-tobacco age 45 non-medical underwriting.

Policy Year	Percentage of Cash Value	Policy Year	Percentage of Cash Value	Policy Year	Percentage of Cash Value	Policy Year	Percentage of Cash Value
1	347%	16	215%	31	147%	46	116%
2	335%	17	209%	32	145%	47	115%
3	324%	18	203%	33	144%	48	114%
4	314%	19	197%	34	142%	49	112%
5	304%	20	192%	35	141%	50	111%
6	294%	21	187%	36	140%	51	110%
7	284%	22	182%	37	139%	52	109%
8	275%	23	177%	38	138%	53	107%
9	266%	24	173%	39	134%	54	105%
10	258%	25	169%	40	131%	55	103%
11	250%	26	165%	41	128%	56	101%
12	242%	27	161%	42	125%
13	235%	28	157%	43	122%
14	228%	29	153%	44	120%
15	221%	30	150%	45	117%

4

Financial Statements (To be added by subsequent Pre-Effective Amendment)

PART C. OTHER INFORMATION

Item 26.                   Exhibits

(a)
Resolution of the Depositor’s Board of Directors authorizing the establishment of the Registrant – Filed previously with registration statement (333-31725) on July 21, 1997 and hereby incorporated by reference.

(b)	Custodian Agreements - Not Applicable.

(c)
Underwriting or Distribution of contracts between the Depositor and Principal Underwriter – Previously filed with pre-effective amendment number 3 to registration statement (333-137202) on September 27, 2007, under document "underwriting.htm" and hereby incorporated by reference.

(d)	The form of the contract – Filed previously with the initial registration statement (333-153343) on September 5, 2008, under document "formofcontract.htm" and hereby incorporated by reference.

(e)
The form of the contract application – Previously filed with pre-effective amendment number 3 to registration statement (333-137202) on September 27, 2007, under document "application.htm" and hereby incorporated by reference.

(f)
Articles of Incorporation of Depositor – Previously filed with pre-effective amendment number 3 to registration statement (333-137202) on September 27, 2007, under document "articles.htm" and hereby incorporated by reference.

(g)	Form of Reinsurance Contracts - Filed previously with Post-Effective Amendment No. 3 to registration statement (333-46338) and hereby incorporated by reference.

(h)	Form of Participation Agreement – Filed previously with registration statement (333-31725) and hereby incorporated by reference.

The following Fund Participation Agreements were previously filed on July 17, 2007 with pre-effective amendment number 1 of registration statement (333-140608) under Exhibit (h), and are hereby incorporated by reference.

(1)	Fund Participation Agreement with AIM Variable Insurance Funds, AIM Advisors, Inc., and AIM Distributors dated January 6, 2003, under document "aimfpa991.htm"

(2)	Amended and Restated Fund Participation and Shareholder Services Agreement with American Century Investment Services, Inc. dated September 15, 2004, as amended, under document "amcentfpa99h2"

(3)	Restated and Amended Fund Participation Agreement with The Dreyfus Corporation dated January 27, 2000, as amended, under document "dreyfusfpa99h3.htm"

(4)	Fund Participation Agreement with Federated Insurance Series and Federated Securities Corp. dated April 1, 2006, as amended, under document "fedfpa99h4.htm"

(5)
Fund Participation Agreement with Fidelity Variable Insurance Products Fund dated May 1, 1988, as amended, including Fidelity Variable Insurance Products Fund IV and Fidelity Variable Insurance Products Fund V, under document "fidifpa99h5.htm"

(6)
Fund Participation Agreement with Fidelity Variable Insurance Products Fund II dated July 15, 1989, as amended, including Fidelity Variable Insurance Products Fund IV and Fidelity Variable Insurance Products Fund V, under document "fidiifpa99h6.htm"

(7)
Fund Participation Agreement with Fidelity Variable Insurance Products Fund III dated November 22, 1994, as amended, including Fidelity Variable Insurance Products Fund IV and Fidelity Variable Insurance Products Fund V, under document "fidiiifpa99h7.htm"

(8)
Amended and Restated Fund Participation Agreement with Franklin Templeton Variable Insurance Products Trust and Franklin/Templeton Distributors, Inc. dated May 1, 2003; as amended, under document "frankfpa99h8.htm"

(9)	Fund Participation Agreement, Service and Institutional Shares, with Janus Aspen Series, dated December 31, 1999, under document "janusfpa99h9a.htm"

(10)	Amended and Restated Fund Participation Agreement with MFS Variable Insurance Trust and Massachusetts Financial Services Company dated February 1, 2003, as amended, under document "mfsfpa99h11.htm"

(11)	Fund Participation Agreement with Nationwide Variable Insurance Trust (formerly, Gartmore Variable Insurance Trust) dated May 2, 2005, as amended, under document "nwfpa99h11.htm"

(12)
Fund Participation Agreement with Neuberger Berman Advisers Management Trust / Lehman Brothers Advisers Management Trust (formerly, Neuberger Berman Advisers Management Trust) dated January 1, 2006, under document "neuberfpa99h13.htm"

(13)	Fund Participation Agreement with Oppenheimer Variable Account Funds and Oppenheimer Funds, Inc. dated April 13, 2007, under document "oppenfpa99h14.htm"

(14)
Fund Participation Agreement with T. Rowe Price Equity Series, Inc., T. Rowe Price International Series, Inc., T. Rowe Price Fixed Income Series, Inc., and T. Rowe Price Investment Services, Inc. dated October 1, 2002, as amended, under document "trowefpa99h15.htm"

(15)
Fund Participation Agreement with The Universal Institutional Funds, Inc., Morgan Stanley Distribution, Inc., and Morgan Stanley Investment Management, Inc. dated February 1, 2002, as amended, under document "univfpa99h16.htm"

(16)	Fund Participation Agreement with M Fund, Inc. and M Financial Investment Advisers, Inc. dated May 1, 2007, as document "mfundfpa99h10.htm".

The following Fund Participation Agreements were previously filed on September 27, 2007 with pre-effective amendment number 3 of registration statement (333-137202) under Exhibit (h), and are hereby incorporated by reference.  For information regarding payments Nationwide receives from underlying mutual funds, please see the "Information on Underlying Mutual Fund Payments" section of the prospectus and/or the underlying mutual fund prospectuses.

(1)
Fund Participation Agreement (Amended and Restated) with Alliance Capital Management L.P. and Alliance-Bernstein Investment Research and Management, Inc. dated June 1, 2003, as document "alliancebernsteinfpa.htm".

(2)	Fund Participation Agreement with American Funds Insurance Series and Capital Research and Management Company dated July 20, 2005, as document "americanfundsfpa.htm".

(3)	Fund Participation Agreement with BlackRock (formerly FAM Distributors, Inc. and FAM Variable Series Funds, Inc.) dated April 13, 2004, as amended, as document "blackrockfpa.htm".

(4)	Fund Participation Agreement with Davis Variable Account Fund and Davis Distributors, LLC dated August 7, 2007, as document "davisfpa.htm".

(5)
Fund Participation Agreement with DWS Variable Series II (formerly Scudder Variable Series I, Scudder Variable Series II, Scudder Distributors, Inc. and Deutsche Investment Management Americas, Inc.) dated July 1, 2004, as document "dwsfpa.htm".

(6)
Fund Participation with Legg Mason Partners Variable Portfolio I, Inc. (formerly Salomon Brothers Variable Series Funds Inc. and Salomon Brothers Asset Management Inc. dated September, 1999, as amended, as document "leggmasonfpa.htm".

(7)
Fund Participation Agreement with Lincoln Variable Insurance Products Trust, Lincoln Financial Distributors, Inc., and Lincoln Investment Advisors Corporation dated June 5, 2007, as document "lincolnfpa.htm".

(8)	Fund Participation Agreement with Lord Abbett Series Fund, Inc. and Lord Abbett Distributor LLC dated December 31, 2002, as amended, as document "lordabbettfpa.htm".

(9)	Fund Participation Agreement with PIMCO Variable Insurance Trust and PIMCO Fund Distributors, LLC dated March 28, 2002, as amended, as document "pimcofpa.htm".

(10)
Fund Participation Agreement with Pioneer Variable Contracts Trust, Pioneer Investment Management, Inc. and Pioneer Fund Distributor, Inc., dated September 27, 2002, as amended, as document "pioneerfpa.htm".

(11)	Fund Participation Agreement with Putnam Variable Trust and Putnam Retail Management, L.P., dated February 1, 2002, as document "putnamfpa.htm".

(12)	Fund Participation Agreement with Royce & Associates dated February 14, 2002, as amended, as document "roycefpa.htm".

(13)	Fund Participation Agreement Van Eck Investment Trust, Van Eck Associates Corporation, Van Eck Securities Corporation dated September 1, 1989, as amended, as document "vaneckfpa.htm".

(14)	Fund Participation Agreement with Waddell & Reed Services Company, Waddell & Reed, Inc., and W&R Target Funds, Inc. dated December 1, 2000, as amended, as document "waddellreedfpa.htm".

(15)	Fund Participation Agreement with Wells Fargo Management, LLC, Stephens, Inc. dated November 15, 2004, as amended, as document "wellsfargofpa.htm".

(i)	Administrative Contracts

The following Administrative Agreements were previously filed on July 17, 2007 with pre-effective amendment number 1 of registration statement (333-140608) under Exhibit (i), and are hereby incorporated by reference.

(1)(a)	Administrative Services Agreement with AIM Advisors, Inc. dated July 1, 2005, as amended, under document "aimasa99i1a.htm"

(1)(b)	Financial Support Agreement with AIM Variable Insurance Funds dated July 1, 2005, under document "aimasa99i1b.htm"

(2)
Amended and Restated Fund Participation and Shareholder Services Agreement with American Century Investment Services, Inc. dated September 15, 2004, as amended.  See Exhibit B for information related to administrative services, under document "amcentasa99i2.htm"

(3)	Restated Administrative Services Agreement with The Dreyfus Corporation dated June 1, 2003, as amended, and 12b-1 letter agreement dated June 1, 2003, as amended, under document "dreyfusasa99i3.htm"

(4)(a)	Dealer Agreement with Federated Securities Corp dated October 26, 2006, under document "fedasa99i4a.htm"

(4)(b)
Fund Participation Agreement with Federated Insurance Series and Federated Securities Corp. dated April 1, 2006, as amended.  See Exhibit B of Fund Participation Agreement for information related to administrative services, under document "fedasa99i4b.htm"

(5)(a)	Administrative Service Agreement with Fidelity Investments Institutional Operations Company, Inc. dated April 1, 2002, as amended, HTML file name "fidiiiasa99i5a.htm"

(5)(b)	Service Contract, with Fidelity Distributors Corporation dated June 18, 2002, as amended, under document "fidiiiasa99i5b.htm" as part of Exhibit 99.

(6)	Administrative Services Agreement with Franklin Templeton Services, LLC dated May 1, 2003, as amended, under document "frankasa99i6.htm"

(7)	Distribution and Shareholder Services Agreement with Janus Distributors, Inc. dated December 31, 1999, under document "janusasa99i7.htm"

(8)
Amended and Restated Fund Participation and Shareholder Services Agreement with MFS Variable Insurance Trust and Massachusetts Financial Service Company dated February 1, 2003, as amended, under document "mfsasa99i9.htm"

(9)
Fund Participation Agreement with Nationwide Variable Insurance Trust (formerly, Gartmore Variable Insurance Trust) dated May 2, 2005, as amended.  See Exhibit B and Exhibit E for information related to administrative services, under document "nwasa99i10.htm"

(10)
Fund Participation Agreement with Neuberger Berman Advisers Management Trust / Lehman Brothers Advisers Management Trust (formerly, Neuberger Berman Advisers Management Trust) dated January 1, 2006.  See Exhibit D for information related to administrative services, under document "neuberasa99i11.htm"

(11)	Revenue Sharing Agreement with Oppenheimer Variable Account Funds dated April 13, 2006, under document "oppenasa99i12.htm"

(12)	Administrative Services Letter Agreement with T. Rowe Price Associates, Inc. and T. Rowe Price International, Inc. dated October 1, 2002, as amended, under document "troweasa99i13.htm"

(13)	Administrative Services Agreement with Morgan Stanley Distribution, Inc. (The Universal Institutional Funds, Inc.) dated May 5, 2005, as amended, under document "univasa99i14.htm"

(14)	Administrative Service Agreement with M Fund, Inc. dated May 1, 2005, as document "mfundasa99i10.htm".

The following Administrative Agreements were previously filed on September 27, 2007 with pre-effective amendment number 3 of registration statement (333-137202) under Exhibit (i), and are hereby incorporated by reference.  For information regarding payments Nationwide receives from underlying mutual funds, please see the "Information on Underlying Mutual Fund Payments" section of the prospectus and/or the underlying mutual fund prospectuses.

(1)	Administrative Services Agreement with Alliance Fund Distributors, Inc. dated June 3, 2003, as document "alliancebernsteinasa.htm".

(2)	Administrative Services Agreement with American Funds Distributors, Inc. and Capital Research and Management Company dated July 20, 2005, as document "americanfundasa.htm".

(3)	Administrative Services Agreement with BlackRock (formerly FAM Variable Series Funds, Inc. and FAM Distributors, Inc.) dated April 13, 2004, as amended, as document "blackrockasa.htm".

(4)	Administrative Service Agreement with Davis Distributors, LLC dated August 7, 2007, as document "davisasa.htm".

(5)
Fund Participation Agreement with DWS Variable Series II (formerly Scudder Variable Series I, Scudder Variable Series II, Scudder Distributors, Inc. and Deutsche Investment Management Americas, Inc.) dated July 1, 2004, as document "dwsfpa.htm".  See Article 2.3 for information on administrative services.

(6)
Administrative Services Agreement with Legg Mason Partners Variable Portfolios I, Inc. (formerly Salomon Brothers Asset Management Inc.) dated September 1999, as amended, as document "leggmasonasa.htm".

(7)(a)	Administrative Services Agreement with Lincoln Investment Advisors Corporation dated June 5, 2007, as document "lincolnasaa.htm".

(7)(b)	Distribution Services Agreement between Nationwide Investment Services Corporation (general distributor) and Lincoln Financial Distributors, Inc. dated June 5, 2007, as document "lincolnasab.htm".

(8)	Administrative Services Agreement with Lord Abbett Series Fund, Inc. dated December 31, 2002, as amended, as document "lordabbettasa.htm".

(9)(a)	Administrative Services Agreement with Pacific Investment Management Company LLC dated March 28, 2002, as amended, as document "pimcoasaa.htm".

(9)(b)	Administrative Services Agreement with PIMCO Variable Insurance Trust dated March 28, 2002, as amended, as document "pimcoasab.htm".

(10)
Fund Participation Agreement with Pioneer Variable Contracts Trust, Pioneer Investment Management, Inc. and Pioneer Fund Distributor, Inc., dated September 27, 2002, as amended, as document "pioneerfpa.htm".  See Schedule B for information on administrative services.

(11)	Administrative Services Agreement with Putnam Retail Management Limited Partnership dated August 1, 2006, as amended, as document "putnamasa.htm".

(12)	Fund Participation Agreement with Royce & Associates dated February 14, 2002, as amended, as document "roycefpa.htm". See Exhibits C and D for information on administrative services.

(13)	Administrative Services Agreement with Van Eck Securities Corporation dated November 3, 1997, as amended, as document "vaneckasa.htm".

(14)	Administrative Services Agreement with Waddell & Reed, Inc. dated December 1, 2000, as amended, as document "waddellreedasa.htm".

(15)	Administrative Services Agreement with Wells Fargo Funds Management, LLC and Stephens, Inc. dated November 15, 2004, as amended, as document "wellsfargoasa.htm".

(j)	Other Material Contracts - Not Applicable.

(k)	Opinion of Counsel – Filed previously with pre-effective amendment to registration statement (333-153343) on May 15, 2009, under document "opinionofcounsel.htm" and hereby incorporated by reference .

(l)	Actuarial Opinion - Not Applicable.

(m)	Calculation - Not Applicable.

(n)	Consent of Independent Registered Public Accounting Firm – To be filed by Pre-effective Amendment.

(o)	Omitted Financial Statements - Not Applicable.

(p)	Initial Capital Agreements - Not Applicable.

(q)	Redeemability Exemption– Filed previously with registration statement (333-140608) on July 17, 2007, under document "redeemexempt.htm" and hereby incorporated by reference.

(99)	Power of Attorney – Attached hereto.

Item 27.	Directors and Officers of the Depositor

President, Chief Operating Officer and Director	Mark R. Thresher
Executive Vice President and Chief Legal and Governance Officer	Patricia R. Hatler
Executive Vice President-Chief Administrative Officer	Terri L. Hill
Executive Vice President-Chief Information Officer	Michael C. Keller
Executive Vice President-Chief Marketing Officer	James R. Lyski
Executive Vice President-Finance and Director	Lawrence A. Hilsheimer
Senior Vice President and Treasurer	Harry H. Hallowell
Senior Vice President-Associate Services	Robert J. Puccio
Senior Vice President-Chief Compliance Officer	Carol Baldwin Moody
Senior Vice President-Chief Financial Officer and Director	Timothy G. Frommeyer
Senior Vice President-Chief Investment Officer	Gail G. Snyder
Senior Vice President-Chief Litigation Counsel	Randolph C. Wiseman
Senior Vice President-Chief Risk Officer	Michael W. Mahaffey
Senior Vice President-CIO NSC	Robert J. Dickson
Senior Vice President-CIO Strategic Investments	Gary I. Siroko
Senior Vice President-Customer Insight/Analytic	Paul D. Ballew
Senior Vice President-Customer Relationships	David R. Jahn
Senior Vice President-Division General Counsel	Roger A. Craig
Senior Vice President-Division General Counsel	Thomas W. Dietrich
Senior Vice President-Division General Counsel	Sandra L. Neely
Senior Vice President-Government Relations	Jeffrey D. Rouch
Senior Vice President-Head of Taxation	Pamela A. Biesecker
Senior Vice President-Health and Productivity	Holly R. Snyder
Senior Vice President-Human Resources	Kim R. Geyer
Senior Vice President-Individual Investments Business Head	Eric S. Henderson
Senior Vice President-Individual Protection Business Head and Director	Peter A. Golato
Senior Vice President-PCIO Information Technology	Srinivas Koushik
Senior Vice President-NF Marketing	Gordon E. Hecker
Senior Vice President-NF Systems	Susan Gueli
Senior Vice President-NFN Retail Distribution	Michael A. Hamilton
Senior Vice President-Non-Affiliated Sales	John L. Carter
Senior Vice President-NW Retirement Plans	William S. Jackson
Senior Vice President-President – Nationwide Bank	Anne L. Arvia
Senior Vice President-President-Nationwide Funds Group	Michael S. Spangler
Senior Vice President-Property and Casualty Commercial/Farm Product Pricing	W. Kim Austen
Senior Vice President-PCIO Human Resources	Gale V. King
Senior Vice President-Property and Casualty Personal Lines Product Pricing	J. Lynn Greenstein
Senior Vice President	Kai V. Monahan
Associate Vice President – NF Human Resources	Lydia P. Migitz
Associate Vice President-Assistant Secretary	Kathy R. Richards
Director	Stephen S. Rasmussen

The business address of the Directors and Officers of the Depositor is:
One Nationwide Plaza, Columbus, Ohio 43215

Item 28.                 Persons Controlled by or Under Common Control with the Depositor or Registrant.

*	Subsidiaries for which separate financial statements are filed
**	Subsidiaries included in the respective consolidated financial statements
***	Subsidiaries included in the respective group financial statements filed for unconsolidated subsidiaries
****	Other subsidiaries

COMPANY	STATE/COUNTRY OF ORGANIZATION	NO. VOTING SECURITIES (see attached chart unless otherwise indicated)	PRINCIPAL BUSINESS
1492 Capital, LLC	Ohio		The company acts as an investment holding company.
1717 Brokerage Services, Inc.	Pennsylvania		The company is a multi-state licensed insurance agency.
AGMC Reinsurance, Ltd.	Turks & Caicos Islands		The company is in the business of reinsurance of mortgage guaranty risks.
ALLIED General Agency Company	Iowa		The company acts as a managing general agent and surplus lines broker for property and casualty insurance products.
ALLIED Group, Inc.	Iowa		The company is a property and casualty insurance holding company.
ALLIED Property and Casualty Insurance Company	Iowa		The company underwrites general property and casualty insurance.
ALLIED Texas Agency, Inc.	Texas		The company acts as a managing general agent to place personal and commercial automobile insurance with Colonial County Mutual Insurance Company for the independent agency companies.
AMCO Insurance Company	Iowa		The company underwrites general property and casualty insurance.
American Marine Underwriters, Inc.	Florida		The company is an underwriting manager for ocean cargo and hull insurance.
Atlantic Floridian Insurance Company	Ohio		The company writes personal lines residential property insurance in the State of Florida.
Atlantic Insurance Company	Texas		The company operates as a multi-line insurance company.
Audenstar Limited	England		The company is an investment holding company.
Champions of the Community, Inc.	Ohio		The company raises money to enable it to make gifts and grants to charitable organizations.
Colonial County Mutual Insurance Company*	Texas		The company underwrites non-standard automobile and motorcycle insurance and various other commercial liability coverages in Texas.
Crestbrook Insurance Company*	Ohio		The company is an Ohio-based multi-line insurance corporation that is authorized to write personal, automobile, homeowners and commercial insurance.
Depositors Insurance Company	Iowa		The company underwrites general property and casualty insurance.

COMPANY	STATE/COUNTRY OF ORGANIZATION	NO. VOTING SECURITIES (see attached chart unless otherwise indicated)	PRINCIPAL BUSINESS
DVM Insurance Agency, Inc.	California		The company places pet insurance business not written by Veterinary Pet Insurance Company outside of California with National Casualty Company.
Farmland Mutual Insurance Company	Iowa		The company provides property and casualty insurance primarily to agricultural businesses.
Nationwide Better Health, Inc. (fka Future Health Holding Company)	Maryland		The company provides population health management.
Gates, McDonald & Company*	Ohio		The company provides services to employers for managing workers’ and unemployment compensation matters and employee leave administration.
Gates, McDonald & Company of New York, Inc.	New York		The company provides workers’ compensation and self-insured claims administration services to employers with exposure in New York.
GatesMcDonald Health Plus Inc.	Ohio		The company provides medical management and cost containment services to employers.
Insurance Intermediaries, Inc.	Ohio		The company is an insurance agency and provides commercial property and casualty brokerage services.
Life REO Holdings, LLC	Ohio		The company is an investment company.
Lone Star General Agency, Inc.	Texas		The company acts as general agent to market nonstandard automobile and motorcycle insurance for Colonial County Mutual Insurance Company.
National Casualty Company	Wisconsin		The company underwrites various property and casualty coverage, as well as some individual and group accident and health insurance.
National Casualty Company of America, Ltd.	England		This is a limited liability company organized for the purpose of carrying on the business of insurance, reinsurance, indemnity, and guarantee of various kinds. The company is currently inactive.
Nationwide Advantage Mortgage Company*	Iowa		The company makes residential mortgage loans.
Nationwide Affinity Insurance Company of America*	Ohio		The company is a property and casualty insurer that writes personal lines business.
Nationwide Agribusiness Insurance Company	Iowa		The company provides property and casualty insurance primarily to agricultural businesses.
Nationwide Arena, LLC*	Ohio		The purpose of the company is to develop Nationwide Arena and to engage in related development activity.
Nationwide Asset Management Holdings	England and Wales		The company operates as an investment holding company.
Nationwide Asset Management, LLC	Ohio		The company provides investment advisory services as a registered investment advisor to affiliated and non-affiliated clients.

COMPANY	STATE/COUNTRY OF ORGANIZATION	NO. VOTING SECURITIES (see attached chart unless otherwise indicated)	PRINCIPAL BUSINESS
Nationwide Assurance Company	Wisconsin		The company underwrites non-standard automobile and motorcycle insurance.
Nationwide Bank*	United States
This is a federal savings bank chartered by the Office of Thrift Supervision in the United States Department of Treasury to exercise deposit, lending, agency, custody and fiduciary powers and to engage in activities permissible for federal savings banks under the Home Owners’ Loan Act of 1933.

Nationwide Better Health Holding Company (fka Nationwide Better Health, Inc.)	Ohio		The company provides health management services.
Nationwide Cash Management Company	Ohio		The company buys and sells investment securities of a short-term nature as the agent for other corporations, foundations and insurance company separate accounts.
Nationwide Community Development Corporation, LLC	Ohio		The company holds investments in low-income housing funds.
Nationwide Corporation	Ohio		The company acts primarily as a holding company for entities affiliated with Nationwide Mutual Insurance.
Nationwide Document Solutions, Inc.	Iowa		The company provides general printing services to its affiliated companies as well as to certain unaffiliated companies.
Nationwide Emerging Managers, LLC	Delaware		The company acquires and holds interests in registered investment advisors and provides investment management services.
Nationwide Exclusive Agent Risk Purchasing Group, LLC	Ohio		The company’s purpose is to provide a mechanism for the purchase of group liability insurance for insurance agents operating nationwide.
Nationwide Financial Assignment Company	Ohio		The company is an administrator of structured settlements.
Nationwide Financial Institution Distributors Agency, Inc.	Delaware		The company is an insurance agency.
Nationwide Financial Services Capital Trust	Delaware		The trust’s sole purpose is to issue and sell certain securities representing individual beneficial interests in the assets of the trust.
Nationwide Financial Services, Inc.*	Delaware		The company acts primarily as a holding company for companies within the Nationwide organization that offer or distribute long-term savings and retirement products.
Nationwide Financial Structured Products, LLC	Ohio		The company captures and reports the results of the structured products business unit.
Nationwide Foundation*	Ohio		The company contributes to non-profit activities and projects.
Nationwide Fund Advisors (fka Gartmore Mutual Fund Capital Trust)	Delaware		The trust acts as a registered investment advisor.

COMPANY	STATE/COUNTRY OF ORGANIZATION	NO. VOTING SECURITIES (see attached chart unless otherwise indicated)	PRINCIPAL BUSINESS
Nationwide Fund Distributors LLC (successor to Gartmore Distribution Services, Inc.)	Delaware		The company is a limited purpose broker-dealer.
Nationwide Fund Management LLC (successor to Gartmore Investors Services, Inc.)	Delaware		The company provides administration, transfer and dividend disbursing agent services to various mutual fund entities.
Nationwide General Insurance Company	Ohio		The company transacts a general insurance business, except life insurance, and primarily provides automobile and fire insurance to select customers.
Nationwide Global Funds	Luxembourg
The exclusive purpose of the Company is to invest the funds available to it in transferable securities and other assets permitted by law with the aim of spreading investment risks and affording its shareholders the results of the management of its assets.

Nationwide Global Holdings, Inc.	Ohio		The company is a holding company for the international operations of Nationwide.
Nationwide Global Ventures, Inc.	Delaware		The company acts as a holding company.
Nationwide Indemnity Company*	Ohio		The company is involved in the reinsurance business by assuming business from Nationwide Mutual Insurance Company and other insurers within the Nationwide insurance organization.
Nationwide Insurance Company of America	Wisconsin		The company is an independent agency personal lines underwriter of property and casualty insurance.
Nationwide Insurance Company of Florida*	Ohio		The company transacts general insurance business, except life insurance.
Nationwide International Underwriters	California		The company is a special risks, excess and surplus lines underwriting manager.
Nationwide Investment Advisors, LLC	Ohio		The company provides investment advisory services.
Nationwide Investment Services Corporation**	Oklahoma
This is a limited purpose broker-dealer and distributor of variable annuities and variable life products for Nationwide Life Insurance Company and Nationwide Life and Annuity Insurance Company. The company also provides educational services to retirement plan sponsors and its participants.

Nationwide Life and Annuity Company of America**	Delaware		The company provides individual variable and traditional life insurance and other investment products. The company also maintains blocks of individual variable and fixed annuities products.
Nationwide Life and Annuity Insurance Company**	Ohio		The company engages in underwriting life insurance and granting, purchasing and disposing of annuities.
Nationwide Life Insurance Company*	Ohio		The company provides individual life insurance, group life and health insurance, fixed and variable annuity products and other life insurance products.

COMPANY	STATE/COUNTRY OF ORGANIZATION	NO. VOTING SECURITIES (see attached chart unless otherwise indicated)	PRINCIPAL BUSINESS
Nationwide Life Insurance Company of America*	Pennsylvania
The company is a financial services provider that sells individual traditional and variable life insurance products, group annuity products and other investment products. The Company also maintains blocks of individual variable and fixed annuities and a block of direct response-marketed life and health insurance products.

Nationwide Lloyds	Texas		The company markets commercial and property insurance in Texas.
Nationwide Mutual Capital, LLC	Ohio		The company acts as a private equity fund investing in companies for investment purposes and to create strategic opportunities for Nationwide.
Nationwide Mutual Capital I, LLC*	Delaware		The business of the company is to achieve long term capital appreciation through a portfolio of primarily domestic equity investments in financial service and related companies.
Nationwide Mutual Fire Insurance Company	Ohio		The company engages in a general insurance and reinsurance business, except life insurance.
Nationwide Mutual Insurance Company*	Ohio		The company engages in a general insurance and reinsurance business, except life insurance.
Nationwide Private Equity Fund, LLC	Ohio		The company invests in private equity funds.
Nationwide Property and Casualty Insurance Company	Ohio		The company engages in a general insurance business, except life insurance.
Nationwide Property Protection Services, LLC	Ohio		The company provides alarm systems and security guard services.
Nationwide Provident Holding Company*	Pennsylvania		The company is a holding company for non-insurance subsidiaries.
Nationwide Realty Investors, Ltd.*	Ohio		The company is engaged in the business of developing, owning and operating real estate and real estate investment.
Nationwide Retirement Solutions, Inc.*	Delaware		The company markets and administers deferred compensation plans for public employees.
Nationwide Retirement Solutions, Inc. of Arizona	Arizona		The company markets and administers deferred compensation plans for public employees.
Nationwide Retirement Solutions, Inc. of Ohio	Ohio		The company provides retirement products, marketing and education and administration to public employees.
Nationwide Retirement Solutions, Inc. of Texas	Texas		The company markets and administers deferred compensation plans for public employees.
Nationwide Retirement Solutions, Insurance Agency, Inc.	Massachusetts		The company markets and administers deferred compensation plans for public employees.
Nationwide SA Capital Trust	Delaware		The trust acts as a registered investment advisor.
Nationwide Sales Solutions, Inc.	Iowa		The company engages in the direct marketing of property and casualty insurance products.
Nationwide Securities, LLC	Delaware		The company is a registered broker-dealer and provides investment management and administrative services.

COMPANY	STATE/COUNTRY OF ORGANIZATION	NO. VOTING SECURITIES (see attached chart unless otherwise indicated)	PRINCIPAL BUSINESS
Nationwide Separate Accounts, LLC	Delaware		The company has deregistered as an investment advisor and acts as a holding company.
Nationwide Services Company, LLC	Ohio		The company performs shared services functions for the Nationwide organization.
Nationwide Services For , LLC	Ohio		The Company provides consumer services that are related to the business of insurance, including services that help consumers prevent losses and mitigate risks.
Newhouse Capital Partners, LLC	Delaware		The company is an investment holding company.
Newhouse Capital Partners II, LLC	Delaware		The company is an investment holding company.
Newhouse Special Situations Fund I, LLC	Delaware		The company is currently inactive.
NF Reinsurance Ltd.*	Bermuda		The company serves as a captive reinsurer for Nationwide Life Insurance Company’s universal life, term life and annuity business.
NFS Distributors, Inc.	Delaware		The company acts primarily as a holding company for Nationwide Financial Services, Inc.’s distribution companies.
NMC CPC WT Investment, LLC	Delaware		The business of the company is to hold and exercise rights in a specific private equity investment.
NWD Asset Management Holdings, Inc.	Delaware		The company is an investment holding company.
NWD Investment Management, Inc.	Delaware		The company acts as a holding company and provides other business services for the NWD Investments group of companies.
NWD Management & Research Trust	Delaware		The company acts as a holding company for the NWD Investments group of companies and as a registered investment advisor.
NWD MGT, LLC	Delaware
The company is a passive investment holder in Newhouse Special Situations Fund I, LLC for the purpose of allocation of earnings to the NWD Investments management team as it relates to the ownership and management of Newhouse Special Situations Fund I, LLC.

NWM Merger, Sub Inc.	Delaware		This company was merged with and into Nationwide Financial Services, Inc. on January 1, 2009 as part of the acquisition of the publicly held shares of Nationwide Financial Services, Inc.
Pension Associates, Inc.	Wisconsin		The company provides pension plan administration and record keeping services, and pension plan and compensation consulting.
Premier Agency, Inc.	Iowa		The company is an insurance agency.
Privilege Underwriters, Inc.	Florida		The company acts as a holding company for the PURE Group of insurance companies.
Privilege Underwriters, Reciprocal Exchange	Florida		The company acts as a reciprocal insurance company.

COMPANY	STATE/COUNTRY OF ORGANIZATION	NO. VOTING SECURITIES (see attached chart unless otherwise indicated)	PRINCIPAL BUSINESS
Pure Insurance Company	Florida		The company acts as a captive reinsurance company.
Pure Risk Management, LLC	Florida		The company acts as an attorney-in-fact for Privilege Underwriters Reciprocal Exchange.
Registered Investment Advisors Services, Inc.	Texas		The company is a technology company that facilitates third-party money management services for registered investment advisors.
Retention Alternatives, Ltd.*	Bermuda		The company is a captive insurer and writes first dollar insurance policies in workers’ compensation, general liability and automobile liability for its affiliates in the United States.
Riverview International Group, Inc.	Delaware		The company is an insurance company.
RP&C International, Inc.	Ohio		The company is an investment-banking firm that provides specialist advisory services and innovative financial solutions to public and private companies internationally.
Scottsdale Indemnity Company	Ohio		The company is engaged in a general insurance business, except life insurance.
Scottsdale Insurance Company	Ohio		The company primarily provides excess and surplus lines of property and casualty insurance.
Scottsdale Surplus Lines Insurance Company	Arizona		The company provides excess and surplus lines coverage on a non-admitted basis.
TBG Danco Insurance Services Corporation	California		The corporation provides life insurance and individual executive estate planning.
THI Holdings (Delaware), Inc.*	Delaware		The company acts as a holding company for subsidiaries of the Nationwide group of companies.
Titan Auto Insurance of New Mexico, Inc.	New Mexico		The company is an insurance agency that operates employee agent storefronts.
Titan Indemnity Company	Texas		The company is a multi-line insurance company and is operating primarily as a property and casualty insurance company.
Titan Insurance Company	Michigan		The company is a property and casualty insurance company.
Titan Insurance Services, Inc.	Texas		The company is a Texas grandfathered managing general agency.
Veterinary Pet Insurance Company*	California		The company provides pet insurance.
Victoria Automobile Insurance Company	Indiana		The company is a property and casualty insurance company.
Victoria Fire & Casualty Company	Ohio		The company is a property and casualty insurance company.
Victoria National Insurance Company	Ohio		The company is a property and casualty insurance company.
Victoria Select Insurance Company	Ohio		The company is a property and casualty insurance company.
Victoria Specialty Insurance Company	Ohio		The company is a property and casualty insurance company.

COMPANY	STATE/COUNTRY OF ORGANIZATION	NO. VOTING SECURITIES (see attached chart unless otherwise indicated)	PRINCIPAL BUSINESS
VPI Services, Inc.	California		The company operates as a nationwide pet registry service for holders of Veterinary Pet Insurance Company policies, including pet indemnification and a lost pet recovery program.
Washington Square Administrative Services, Inc.	Pennsylvania		The company provides administrative services to Nationwide Life and Annuity Company of America.
Western Heritage Insurance Company	Arizona		The company underwrites excess and surplus lines of property and casualty insurance.
Whitehall Holdings, Inc.	Texas		The company acts as a holding company for the Titan group of agencies.
W.I. of Florida (d.b.a. Titan Auto Insurance)	Florida		The company is an insurance agency and operates as an employee agent storefront for Titan Indemnity Company in Florida.

	COMPANY	STATE/COUNTRY OF ORGANIZATION	NO. VOTING SECURITIES (see attached chart unless otherwise indicated)	PRINCIPAL BUSINESS
*	MFS Variable Account	Ohio		Issuer of Annuity Contracts
*	Nationwide Multi-Flex Variable Account	Ohio		Issuer of Annuity Contracts
*	Nationwide VA Separate Account-A	Ohio		Issuer of Annuity Contracts
*	Nationwide VA Separate Account-B	Ohio		Issuer of Annuity Contracts
*	Nationwide VA Separate Account-C	Ohio		Issuer of Annuity Contracts
*	Nationwide VA Separate Account-D	Ohio		Issuer of Annuity Contracts
*	Nationwide Variable Account	Ohio		Issuer of Annuity Contracts
*	Nationwide Variable Account-II	Ohio		Issuer of Annuity Contracts
*	Nationwide Variable Account-3	Ohio		Issuer of Annuity Contracts
*	Nationwide Variable Account-4	Ohio		Issuer of Annuity Contracts
*	Nationwide Variable Account-5	Ohio		Issuer of Annuity Contracts
*	Nationwide Variable Account-6	Ohio		Issuer of Annuity Contracts
*	Nationwide Variable Account-7	Ohio		Issuer of Annuity Contracts
*	Nationwide Variable Account-8	Ohio		Issuer of Annuity Contracts
*	Nationwide Variable Account-9	Ohio		Issuer of Annuity Contracts
*	Nationwide Variable Account-10	Ohio		Issuer of Annuity Contracts
*	Nationwide Variable Account-11	Ohio		Issuer of Annuity Contracts
*	Nationwide Variable Account-12	Ohio		Issuer of Annuity Contracts
*	Nationwide Variable Account-13	Ohio		Issuer of Annuity Contracts
*	Nationwide Variable Account-14	Ohio		Issuer of Annuity Contracts
	Nationwide Variable Account-15	Ohio		Issuer of Annuity Contracts
	Nationwide Variable Account-16	Ohio		Issuer of Annuity Contracts
	Nationwide Variable Account-17	Ohio		Issuer of Annuity Contracts
*	Nationwide Provident VA Separate Account 1	Pennsylvania		Issuer of Annuity Contracts
*	Nationwide Provident VA Separate Account A	Delaware		Issuer of Annuity Contracts
	Nationwide VL Separate Account-A	Ohio		Issuer of Life Insurance Policies
	Nationwide VL Separate Account-B	Ohio		Issuer of Life Insurance Policies
*	Nationwide VL Separate Account-C	Ohio		Issuer of Life Insurance Policies
*	Nationwide VL Separate Account-D	Ohio		Issuer of Life Insurance Policies
*	Nationwide VL Separate Account-G	Ohio		Issuer of Life Insurance Policies
*	Nationwide VLI Separate Account	Ohio		Issuer of Life Insurance Policies
*	Nationwide VLI Separate Account-2	Ohio		Issuer of Life Insurance Policies
*	Nationwide VLI Separate Account-3	Ohio		Issuer of Life Insurance Policies
*	Nationwide VLI Separate Account-4	Ohio		Issuer of Life Insurance Policies
*	Nationwide VLI Separate Account-5	Ohio		Issuer of Life Insurance Policies
*	Nationwide VLI Separate Account-6	Ohio		Issuer of Life Insurance Policies
*	Nationwide VLI Separate Account-7	Ohio		Issuer of Life Insurance Policies
*	Nationwide Provident VLI Separate Account 1	Pennsylvania		Issuer of Life Insurance Policies
*	Nationwide Provident VLI Separate Account A	Delaware		Issuer of Life Insurance Policies

NATIONWIDE®

NATIONWIDE MUTUAL INSURANCE COMPANY (CASUALTY) OH
NATIONWIDE MUTUAL FIRE INSURANCE COMPANY (FIRE) OH
FARMLAND MUTUAL INSURANCE COMPANY
Guaranty Fund Certificate
Casualty IA
NATIONWIDE FOUNDATION
MEMBERSHIP NONPROFIT CORPORATION OH
CHAMPIONS OF THE COMMUNITY, INC.
NONPROFIT CORPORATION OH
NATIONWIDE CORPORATION
Common Stock: 13,642,432 Shares
Casualty–95.2% Fire–4.8%
(See Page 2) OH
RETENTION ALTERNATIVES, LTD.
Common Stock: 120,000 Shares
Fire–100% BER
ALLIED GROUP, INC. (AGI)
Common Stock 850 Share
Casualty–100% IA
SCOTTSDALE INSURANCE COMPANY (SIC)
Common Stock: 30,136 Shares
Casualty–100% OH
THI HOLDINGS DELAWARE, INC. (THI)
Common Stock: 100 Shares
Casualty-100% DE
ATLANTIC FLORIDIAN INSURANCE COMPANY
Common Stock: 5,000 Shares
Casualty–100% OH
CRESTBROOK INSURANCE COMPANY
Common Stock: 52,000 Shares
Casualty–100% OH
NATIONAL CASUALTY COMPANY (NC)
Common Stock: 100 Shares
Casualty–100% WI
NCC OF AMERICA, LTD. (INACTIVE)
Common Stock: 300,000 Shares
NC–100% G.B.
NATIONWIDE AFFINITY INSURANCE COMPANY OF AMERICA
Common Stock: 500,000 Shares
Casualty–100% OH
NATIONWIDE AGRIBUSINESS INSURANCE COMPANY
Common Stock: 949,992 Shares
Casualty–100%
Other Capital:
Casualty–Ptd. IA
NATIONWIDE ASSURANCE COMPANY (ASSURANCE)
Common Stock: 1,750 Shares
Casualty–100% WI
NATIONWIDE GENERAL INSURANCE COMPANY
Common Stock: 20,000 Shares
Casualty–100% OH
NATIONWIDE INDEMNITY COMPANY (NW INDEMNITY)
Common Stock: 28,000 Shares
Casualty–100% OH
NATIONWIDE INSURANCE COMPANY OF FLORIDA
Common Stock: 10,000 Shares
Casualty–100% OH
NATIONWIDE LLOYDS
A TEXAS LLOYDS TX
NATIONWIDE PROPERTY AND CASUALTY INSURANCE COMPANY
Common Stock: 60,000 Shares
Casualty–100% OH
SCOTTSDALE INDEMNITY COMPANY
Common Stock: 50,000 Shares
Casualty–100% OH
AMERICAN MARINE UNDERWRITERS, INC.
Common Stock: 20 Shares
Casualty–100% FL
INSURANCE INTERMEDIARIES, INC. (III)
Common Stock: 1,615 Shares
Casualty–100% OH
NATIONWIDE EXCLUSIVE AGENT RISK PURCHASING GROUP, LLC
III–100% OH
LONE STAR GENERAL AGENCY, INC.
Common Stock: 1,000 Shares
Casualty–100% TX
COLONIAL COUNTY MUTUAL INSURANCE COMPANY
Surplus Debentures:
Assurance
Lone Star TX
NATIONWIDE INTERNATIONAL UNDERWRITERS
Common Stock: 1,000 Shares
Casualty–100% CA
NATIONWIDE ARENA LLC
Casualty–90% OH
NATIONWIDE MUTUAL CAPITAL, LLC (Mutual Cap)
Single Member Limited Liability Company
Casualty–100% OH
NATIONWIDE MUTUAL CAPITAL 1, LLC (NMC)
Class A Units
Mutual Cap–99.85% DE
NMC CPC WT INVESTMENT, LLC
NMC–100% DE
NATIONWIDE PRIVATE EQUITY FUND, LLC
Casualty–100% OH
NATIONWIDE SERVICES COMPANY, LLC (NSC)
Single Member Limited Liability Company
Casualty–100% OH
NATIONWIDE PROPERTY PROTECTION SERVICES, LLC.
NSC–100% OH
NATIONWIDE REALTY INVESTORS, LTD
Casualty–95%
NW Indemnity–5% OH
NATIONWIDE SERVICES FOR YOU, LLC
Casualty–100% OH
NATIONWIDE ASSET MANAGEMENT, LLC
Casualty–100% OH
NATIONWIDE CASH MANAGEMENT COMPANY
Common Stock: 100 Shares
Casualty–100% OH
1492 CAPITAL, LLC (1492)
Casualty–100% OH
PRIVILEGE UNDERWRITERS, INC. (PUI)
1492–22.7% FL
PURE INSURANCE COMPANY
PUI–100% FL
PURE RISK MANAGEMENT, LLC (PRM)
PUI–100% FL
PRIVILEGE UNDERWRITERS RECIPROCAL EXCHANGE FL
ALLIED PROPERTY AND CASUALTY INSURANCE COMPANY (ALLIED P & C)
Common Stock: 300,000 Shares
AGI–100% IA
AMCO INSURANCE COMPANY (AMCO)
Common Stock: 300,000 Shares
AGI–100% IA
ALLIED GENERAL AGENCY COMPANY
Common Stock: 5,000 Shares
AMCO–100% IA
ALLIED TEXAS AGENCY, INC.
Common Stock: 1,000 Shares
AMCO–100% TX
DEPOSITORS INSURANCE COMPANY (DEPOSITORS)
Common Stock: 300,000 Shares
AGI–100% IA
NATIONWIDE INSURANCE COMPANY OF AMERICA
Common Stock: 12,500 Shares
AGI–100% WI
PREMIER AGENCY, INC.
Common Stock: 100,000 Shares
AGI–100% IA
NATIONWIDE SALES SOLUTIONS, INC.
Common Stock: 20,000 Shares
AGI–100% IA
NATIONWIDE ADVANTAGE MORTGAGE COMPANY (NAMC)
Common Stock: 333,837 Shares
AMCO –87.3%
Allied P&C –8.47%
Depositors –4.23% IA
AGMC REINSURANCE, LTD.
Common Stock: 11,000 Shares
NAMC–100% T & C
SCOTTSDALE SURPLUS LINES INSURANCE COMPANY
Common Stock: 10,000 Shares
SIC–100% AZ
WESTERN HERITAGE INSURANCE COMPANY
Common Stock: 4,776,076 Shares
SIC–100% AZ
ATLANTIC INSURANCE COMPANY
Common Stock: 250,000 Shares
SIC–100% TX
VETERINARY PET INSURANCE CO. (VPI)
Common Stock: 5,821,543 Shares
SIC–100% CA
DVM INSURANCE AGENCY, INC.
VPI–100% CA
V.P.I. SERVICES INC.
VPI–100% CA
TITAN INDEMNITY COMPANY (TITAN)
Common Stock: 4,319,951 Shares
THI–100% TX
TITAN INSURANCE COMPANY (TITAN INSURANCE)
Common Stock: 1,000,000 Shares
Titan–100% MI
WHITEHALL HOLDINGS, INC. (WHITEHALL)
Common Stock: 1,000 Shares
THI–100% TX
TITAN AUTO INSURANCE OF NEW MEXICO, INC.
Common Stock: 1,000 Shares
Whitehall–100% NM
WI OF FLORIDA, INC.
Common Stock: 100 Shares
Whitehall–100% FL
TITAN INSURANCE SERVICES, INC. (TITAN SERVICES)
Common Stock: 1 Share
Whitehall–100% TX
VICTORIA FIRE & CASUALTY COMPANY (VICTORIA FIRE)
Common Stock: 1,600 Shares
THI–100% OH
VICTORIA AUTOMOBILE INSURANCE COMPANY
Common Stock: 1,600 Shares
Victoria Fire–100% IN
VICTORIA NATIONAL INSURANCE COMPANY
Common Stock: 1,000 Shares
Victoria Fire–100% OH
VICTORIA SELECT INSURANCE COMPANY
Common Stock: 1,000 Shares
Victoria Fire–100% OH
VICTORIA SPECIALTY INSURANCE COMPANY
Common Stock: 1,000 Shares
Victoria Fire–100% OH
Subsidiary Companies — Solid Line
Contractual Association ═ Double Line
Limited Liability Company - - Dotted Line
June 30, 2009
Page 1

(Casualty, Fire and insurance related subsidiaries)

NATIONWIDE®

FARMLAND MUTUAL INSURANCE COMPANY
Guaranty Fund Certificate
Casualty
IA
NATIONWIDE MUTUAL INSURANCE COMPANY (CASUALTY)
(See Page 1)
OH
NATIONWIDE MUTUAL FIRE INSURANCE COMPANY (FIRE)
(See Page 1)
OH
NATIONWIDE CORPORATION (NW CORP)
Common Stock: 13,642,432 Shares
Casualty-95.2%
Fire-4.8%
OH
NATIONWIDE GLOBAL HOLDINGS, INC. (NGH)
Common Stock: 1 Share
NW Corp.-100%
OH
NWD MANAGEMENT & RESEARCH TRUST (NWD Manage)
NW Corp.-100%
DE
NATIONWIDE ASSET MANAGEMENT HOLDINGS
NWD Manage – 99.99%
Corp. – .01%
G.B.
AUDENSTAR LIMITED (AL)
NWD Manage – 100%
G.B.
RIVERVIEW INTERNATIONAL GROUP, INC. (RIG)
NWD Manage – 79%
AL – 21%
DE
NATIONWIDE SA CAPITAL TRUST (NSA)
DELAWARE BUSINESS TRUST
DE
NWD INVESTMENT MANAGEMENT, INC. (NWD Invest)
Common Stock: 958,750 Shares
NWD Manage-100%
Preferred Stock: 600,000 Shares
NWD Manage-100%
DE
NEWHOUSE CAPITAL PARTNERS, LLC
NWD Invest -19%
Casualty-70%
Fire-10%
DE
NATIONWIDE SEPARATE ACCOUNTS, LLC
NSA-100%
DE
NATIONWIDE EMERGING MANAGERS, LLC (NEM)
NSA-100%
DE
NWD ASSET MANAGEMENT HOLDINGS, INC. (NAMHI)
NSA-100%
DE
NWD MGT LLC (NWDMGT)
NAMHI - 100%
DE
NATIONWIDE GLOBAL FUNDS
LUXEMBOURG SICAV
LUX
NATIONWIDE GLOBAL VENTURES, INC. (NGV)
NAMHI-100%
DE
NEWHOUSE CAPITAL PARTNERS II, LLC
NGV-99%
DE
NATIONWIDE BETTER HEALTH HOLDING COMPANY (NBHH)
Common Stock: 100 Shares
NW Corp-100%
OH
NATIONWIDE BETTER HEALTH, INC.
NBHH-100%
MD
GATES, MCDONALD & COMPANY (GATES)
Common Stock: 254 Shares
NBHH-100%
OH
GATESMCDONALD & COMPANY OF NEW YORK, INC.
Common Stock: 3 Shares
Gates-100%
NY
GATESMCDONALD HEALTH PLUS, INC.
Common Stock: 200 Shares
Gates-100%
OH
NATIONWIDE FINANCIAL SERVICES, INC. (NFS)
Common Stock: 91,778,717 Shares
NW Corp.-100%
DE
NATIONWIDE LIFE INSURANCE COMPANY (NW LIFE)
Common Stock: 3,814,779 Shares
NFS-100%
OH
NATIONWIDE LIFE AND ANNUITY INSURANCE COMPANY (NLAIC)
Common Stock: 66,000 Shares
NW Life-100%
OH
NATIONWIDE INVESTMENT SERVICES CORPORATION
Common Stock: 5,000 Shares
NW Life-100%
OK
NATIONWIDE FINANCIAL ASSIGNMENT COMPANY
Common Stock: 100 Shares
NW Life-100%
OH
NATIONWIDE COMMUNITY DEVELOPMENT CORP., LLC
Units:
NW Life-67%
NW Indemnity-33%
OH
NATIONWIDE INVESTMENT ADVISORS, LLC
NW Life-100%
OH
NATIONWIDE FINANCIAL SERVICES CAPITAL TRUST
Preferred Stock:
NFS-100%
DE
NF REINSURANCE, LTD
Common Stock: 250,000 Shares
NFS-100%
BER
NATIONWIDE FUND ADVISORS
Common Stock: 250,000 Shares
DELAWARE BUSINESS TRUST
DE
REGISTERED INVESTMENT ADVISORS SERVICES, INC.
NFS-100%
TX
NATIONWIDE BANK
Common Stock: 2,800,000 Shares
NFS-100%
FED
NATIONWIDE FINANCIAL STRUCTURED PRODUCTS, LLC
NFS-100%
OH
PENSION ASSOCIATES, INC.
Common Stock: 1,000 Shares
NFS-100%
WI
TBG DANCO INSURANCE SERVICES CORPORATION
NFS-69%
CA
NATIONWIDE RETIREMENT SOLUTIONS, INC. (NRS)
Common Stock: 236,494 Shares
NFSDI-100%
DE
NATIONWIDE RETIREMENT SOLUTIONS, INC. OF ARIZONA
Common Stock: 1,000 Shares
NRS-100%
AZ
NATIONWIDE RETIREMENT SOLUTIONS, INS. AGENCY, INC.
Common Stock: 1,000 Shares
NRS-100%
MA
NATIONWIDE RETIREMENT SOLUTIONS, INC. OF OHIO
Common Stock: 100 Shares
OH
NATIONWIDE RETIREMENT SOLUTIONS, INC. OF TEXAS
Common Stock: 1,000 Shares
TX
NFS DISTRIBUTORS, INC. (NFSDI)
Common Stock: 100 Shares
NFS-100%
DE
NATIONWIDE FUND MANAGEMENT LLC
Common Stock: 5 Shares
NFSDI-100%
DE
NATIONWIDE FUND DISTRIBUTORS LLC
Common Stock: 10,000 Shares
NFSDI-100%
DE
NATIONWIDE FINANCIAL INSTITUTION DISTRIBUTORS AGENCY, INC. (NFIDAI)
Common Stock: 1,000 Shares
NFSDI-100%
DE
NATIONWIDE LIFE INSURANCE COMPANY OF AMERICA (NLICA)
NFS-100%
PA
NATIONWIDE LIFE AND ANNUITY COMPANY OF AMERICA
Common Stock: 250,000 Shares
NLICA - 100%
DE
NATIONWIDE PROVIDENT HOLDING COMPANY (NPHC)
Common Stock: 3,000 Shares
NLICA - 100%
PA
WASHINGTON SQUARE ADMINISTRATIVE SERVICES, INC.
NPHC - 100%
PA
NATIONWIDE SECURITIES, LLC
NPHC - 100%
DE
1717 BROKERAGE SERVICES, INC. (BSI)
Common Stock: 1,000 Shares
NPHC - 100%
PA

Subsidiary Companies — Solid Line
Contractual Association = Double Line
Limited Liability Company -- Dotted Line

(Nationwide Corp. subsidiaries)

June 30, 2009

Page 2

Item 29.	Indemnification

Ohio's General Corporation Law expressly authorizes and Nationwide’s Amended and Restated Code of Regulations provides for indemnification by Nationwide of any person who, because such person is or was a director, officer or employee of Nationwide was or is a party; or is threatened to be made a party to:

o	any threatened, pending or completed civil action, suit or proceeding;

o	any threatened, pending or completed criminal action, suit or proceeding;

o	any threatened, pending or completed administrative action or proceeding;

o	any threatened, pending or completed investigative action or proceeding.

The indemnification will be for actual and reasonable expenses, including attorney's fees, judgments, fines and amounts paid in settlement by such person in connection with such action, suit or proceeding, to the extent and under the circumstances permitted by the Ohio's General Corporation Law.

Although Nationwide is of the opinion that the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding is permitted, Nationwide has been informed that in the opinion of the Securities and Exchange Commission the indemnification of directors, officers or persons controlling Nationwide for liabilities arising under the Securities Act of 1933 ("Act") is against public policy as expressed in the Act and is, therefore, unenforceable.  In the event that a claim for indemnification against such liabilities is asserted by a director, officer or controlling person in connection with the securities being registered, the registrant will submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act. Nationwide and the directors, officers and/or controlling persons will be governed by the final adjudication of such issue.  Nationwide will not be required to seek the court’s determination if, in the opinion of Nationwide’s counsel, the matter has been settled by controlling precedent.

Item 30.                 Principal Underwriter

(a)	Nationwide Investment Services Corporation ("NISC") serves as principal underwriter and general distributor for the following separate investment accounts of Nationwide or its affiliates:

MFS Variable Account	Nationwide VLI Separate Account
Multi-Flex Variable Account	Nationwide VLI Separate Account-2
Nationwide Variable Account	Nationwide VLI Separate Account-3
Nationwide Variable Account-II	Nationwide VLI Separate Account-4
Nationwide Variable Account-3	Nationwide VLI Separate Account-5
Nationwide Variable Account-4	Nationwide VLI Separate Account-6
Nationwide Variable Account-5	Nationwide VLI Separate Account-7
Nationwide Variable Account-6	Nationwide VL Separate Account-C
Nationwide Variable Account-7	Nationwide VL Separate Account-D
Nationwide Variable Account-8	Nationwide VL Separate Account-G
Nationwide Variable Account-9	Nationwide Provident VA Separate Account 1
Nationwide Variable Account-10	Nationwide Provident VA Separate Account A
Nationwide Variable Account-11	Nationwide Provident VLI Separate Account 1
Nationwide Variable Account-12	Nationwide Provident VLI Separate Account A
Nationwide Variable Account-13
Nationwide Variable Account-14
Nationwide VA Separate Account-A
Nationwide VA Separate Account-B
Nationwide VA Separate Account-C
Nationwide VA Separate Account-D

(b)	Directors and Officers of NISC:

President	Robert O. Cline
Senior Vice President, Treasurer and Director	James D. Benson
Vice President	Karen R. Colvin
Vice President	Charles E. Riley
Vice President-Chief Compliance Officer	James J. Rabenstine
Associate Vice President and Secretary	Kathy R. Richards
Associate Vice President-Financial Systems & Treasury Services and Assistant Treasurer	Terry C. Smetzer
Associate Vice President	John J. Humphries, Jr.
Assistant Secretary	Mark E. Hartman
Director	John L. Carter
Director	Eric S. Henderson

The business address of the Directors and Officers of Nationwide Investment Services Corporation is:
One Nationwide Plaza, Columbus, Ohio 43215

(c)

Name of Principal Underwriter	Net Underwriting Discounts and Commissions	Compensation on Redemption or Annuitization	Brokerage Commissions	Compensation
Nationwide Investment Services Corporation	N/A	N/A	N/A	N/A

Item 31.                 Location of Accounts and Records

Timothy G. Frommeyer
Nationwide Life Insurance Company
One Nationwide Plaza
Columbus, OH  43215

Item 32.                 Management Services

Not Applicable.

Item 33.	Fee Representation

Nationwide Life Insurance Company represents that the fees and charges deducted under the contract in the aggregate are reasonable in relation to the services rendered, the expenses expected to be incurred and risks assumed by Nationwide Life Insurance Company.

SIGNATURES

As required by the Securities Act of 1933, and the Investment Company Act of 1940, the Registrant, NATIONWIDE VLI SEPARATE ACCOUNT-4, certifies that it has caused this Registration Statement to be signed on its behalf in the City of Columbus, and State of Ohio, on this 27 th   day of July , 2009.

NATIONWIDE VLI SEPARATE ACCOUNT-4
(Registrant)

NATIONWIDE LIFE INSURANCE COMPANY
(Depositor)

By: /s/ TIMOTHY D. CRAWFORD
Timothy D. Crawford

As required by the Securities Act of 1933, the Registration Statement has been signed by the following persons in the capacities indicated on this 27 th   day of July , 2009.
MARK R. THRESHER
Mark R. Thresher, Chief Operating Officer, and Director
LAWERENCE A. HILSHEIMER
Lawrence A. Hilsheimer, Executive Vice President-Finance and Director
TIMOTHY G. FROMMEYER
Timothy G. Frommeyer, Senior Vice President-Chief Financial Officer and Director
PETER GOLATO
Peter Golato, Senior Vice President-Individual Protection Business Head and Director
STEPHEN S. RASMUSSEN
Stephen S. Rasmussen, Director

BY /s/TIMOTY D. CRAWFORD
Timothy D. Crawford
Attorney in Fact